"We are charting an
ambitious path toward
our goal of making a

positive impact

on the lives of
patients with cancer."

EXELIXIS

2006 Annual Report



Why do we need better medicines to treat cancer?

According to the American Cancer Society, more than 1.4 million new cancer cases and nearly 560,000 cancer deaths are expected in 2007 in the United States alone. Despite recent remarkable progress the 5-year relative survival rate for all cancers is still only 66 percent, and significantly lower for some cancers. Patients who initially respond to current therapies may subsequently find themselves without options after treatment failure or drug resistance. Creating new treatment options requires new classes of drugs that target novel pathways. Through our diverse pipeline of oncology compounds, Exelixis is striving to develop better medicines to meet the challenges and needs of cancer patients now and in the future.

Left, ALAIN MITA, MD, *Clinical Investigator, Cancer Therapy and Research Center, Assistant Professor of Medicine, University of Texas Health Science Center at San Antonio.* *Right,* HEATHER HERMSTAD, *XL999 patient.*

"Our comprehensive
research and development
engine provides critical

insights and knowledge

to target the fundamental
basis of cancer and other
serious illnesses."

Michael Morrissey, PhD
President, Research and Development

: Exelixis, we recognize that to advance the treatment of ncer we must increase our understanding of the disease itself. key component of our strategy is to gain insight into the mplex molecular mechanisms that drive the growth, survival, d resistance of cancer cells, and utilize this knowledge to

simplify, streamline, and inform the entire drug developme process. This approach allows us to be both innovative ar strategic while moving quickly in the right direction. We belie that our aggressive, yet thoughtful efforts in the laboratory w help us to make a positive impact on patients in the clinic.



In recent years, insight gleaned from the work of many researchers has dramatically changed how we think about cancer. Whereas cancer once was classified only at the level of cells and tissues, we are now gaining a fundamental understanding of the genes, proteins, and biochemical pathways that drive the disease. At Exelixis, this knowledge is a foundational element of our drug discovery and development strategy.

Recognizing that diverse molecular pathways impact the development, progression, spread, and survival of different cancer types, we are building a pipeline of compounds with unique target profiles. This approach allows us to develop individual drug candidates for those cancer indications and patient populations where the pharmacology of the compound addresses the biology of the disease.

Our ability to take this approach is a result of our extensive expertise in pathway biology, and is supported by an integrated approach to discovery, translational medicine, and clinical development. We believe that extensive discovery research isn't just good science – it is also critical to good medicine. By understanding target biology and compound activity early on, we seek to identify those patients most likely to benefit from a given drug candidate, and pursue a clearly defined path through the clinic and toward the market.

Our knowledge of MET biology and our ability to incorporate these insights into the clinical development of XL880 exemplifies the power of this approach. XL880 is a potent inhibitor of MET, one of a number of proteins called receptor tyrosine kinases (RTKs) that play important roles in cancer cell growth, metastasis, and survival. MET is directly involved in regulating the proliferation of several types of tumor cells and interacts with other signaling pathways to promote the development of new blood vessels (angiogenesis) necessary to support tumor growth. The MET protein is activated in all patients with the hereditary form of papillary renal cell carcinoma (PRC), and in some patients with gastric cancer, the sporadic form of PRC, and head and neck cancer. Additional data implicate MET as a key molecule in the development of many other tumor types as well. Furthermore, the gene for MET is amplified in certain sub-types of gastric carcinoma. In preclinical studies, XL880 has been shown to cause substantial tumor regression in preclinical models of breast, colon, and non-small cell lung cancer, and glioblastoma.

In the Phase I trial of XL880, tumors in three out of the four PRC patients enrolled in the trial responded to XL880. Based on these results, and the detailed knowledge of the role that MET plays in PRC, the first Phase II trial of XL880 was initiated in this indication. This approach has the potential to provide PRC patients with a new treatment option while providing us with a clear path to market in an indication with significant unmet medical need. There were many additional signals of activity in the Phase I trial, and as a result we have planned a broad Phase II program, initially including trials in gastric cancer and head and neck cancer: two additional biologically relevant indications.

The XL880 development strategy is a paradigm for how we expand and advance our clinical pipeline. We identify interesting targets, elucidate the biology of these targets and their pathways, select and optimize compounds with compelling target inhibition profiles, and then evaluate these compounds in biologically relevant patient populations.

We have developed other inhibitors for many of the targets and pathways that are key drivers of human tumors. For example, the RAS/RAF/MEK/ERK pathway, which is frequently activated in human tumors and is required for transmission of growth-promoting signals from numerous RTKs, is inhibited by both XL281 and XL518. Activating mutations in RAS and RAF occur in 30 percent of all tumors and in approximately 60 percent of melanomas, respectively. Another important pathway frequently disregulated in human tumors, and which contributes to tumor pathology is the PI3K pathway. Exelixis compounds XL418, XL147, and XL765 all target this pathway at different points. XL228 is a potent inhibitor of BCR-ABL, which is activated in chronic myelogenous leukemia (CML). Currently marketed inhibitors of this target provide an effective therapy for CML. However, the leukemia cells in many CML patients treated with these inhibitors have exhibited drug-resistance, which have been associated with the development of mutations in the gene for BCR-ABL. XL228 has been shown in preclinical studies to retain high potency against these mutants of BCR-ABL which have become resistant to the current generation of inhibitors.

These are but a few examples of Exelixis compounds that are being developed to address specific alterations in genes and proteins that are important for the growth and survival of tumor cells, and for the development of resistance to current therapies.

The insights we have accumulated around these targets and our knowledge of the roles that they play in specific cancer indications help define our clinical strategies. By keeping biology integral to the process, even as we advance into and through the clinic, we believe that we can increase the likelihood that we – and patients – will succeed.

"We are systematically addressing
the molecular alterations
that drive the growth and
survival of human tumor cells.
Through optimizing and developing
novel compounds that inhibit
key components of cancer-promoting
signaling pathways,
we are aiming to provide

new treatment options

for patients who are
unresponsive or become resistant
to current therapies."



Peter Lamb, PhD
Senior Vice President, Discovery Research
and Chief Scientific Officer

With our integrated approach

to R&D, we are

leveraging data

across the development continuum. Disease biology shapes our clinical strategies and provides a clear path to the market, while clinical data inform our drug discovery initiatives."

Gisela M. Schwab, MD
Senior Vice President and
Chief Medical Officer

The fields of medical and molecular oncology are highly dynamic, driven by discoveries in the lab and experience in the clinic. At Exelixis, we are establishing a seamlessly integrated R&D organization with the critical mass to leverage data effectively and the flexibility to incorporate new insights into our strategies. By making rational and data-driven decisions at each point along the drug development continuum, we strengthen the entire process. Extensive target characterization enhances our ability to select indications and patient populations in which our drug candidates are most likely to provide benefit, and our experiences in the clinic help us identify additional areas of unmet medical need on which we can focus future discovery and development efforts.



Our belief in the value of an integrated research and development process is itself based on a growing body of data from numerous product candidates in our pipeline. The strategies we have used in advancing compounds such as XL647, XL784, XL820, and XL880 highlight the value of this approach.

With XL647, we also thought to develop a single compound that would simultaneously inhibit EGFR, HER2, and VEGFR2 with high potency. Each of these targets is impacted individually by currently approved cancer therapies. While these therapies have provided clinical benefit in some cancer indications, there is substantial room for improvement, and for more potent compounds. In addition, tumors in many patients treated with RTK inhibitors ultimately become resistant to the drugs through mutation of the RTK. XL647 was designed as a second-generation inhibitor that retains activity against most of the mutations that confer resistance to some of the first-generation compounds currently on the market.

In the development of XL647, we sought to develop a single compound that would simultaneously inhibit EGFR, HER2, and VEGFR2 with high potency and with similar kinetics. In addition, we designed our inhibitor to make unique binding contacts with these targets so it would retain activity against the mutations that confer resistance to many of the first-generation inhibitors. Iterative screening and medicinal chemistry guided by knowledge of the atomic structures of the targets and the drug resulted in the identification of XL647 as a compound that met our stringent criteria. In this manner, the discovery of XL647 was predicated in large part on clinical data and experience related to specific cancer-related targets.

As clinical data helped to shape the discovery and early development of XL647, our understanding of target and disease biology is guiding the Phase II program for this compound. EGFR and HER2 are known to be overexpressed in many cases of non-small cell lung cancer (NSCLC) and breast cancer. Based on this biology, our Phase II development program for XL647 is focused on these two indications.

A Phase II trial of XL647 in untreated patients with advanced (Stage IIIB or IV) NSCLC already has been initiated. Incorporating demographic information about EGFR expression and sensitivity of different EGFR variants to inhibition, this study has been designed to include an enriched patient population known to be more responsive to EGFR inhibition.

A second Phase II trial in NSCLC has been designed similarly. It has become evident that many patients who initially respond to EGFR inhibitors develop drug-resistance associated with specific EGFR mutations, and subsequently experience relapse of their disease. Because XL647 has been shown in preclinical studies to retain potent activity against these mutant forms of EGFR, we are planning a Phase II trial of XL647 in NSCLC patients who have relapsed following an initial response to erlotinib, an approved EGFR inhibitor. This trial is expected to begin in 2007. Matching the activity of XL647 with the biology of specific patient populations may provide a more direct path to the market.

XL784, which is being evaluated in a Phase II trial in patients with diabetic kidney disease, is a potent inhibitor of the metalloprotease enzymes ADAM-10 and MMP-2. Oral administration of XL784 in preclinical models dramatically reduced kidney damage as a result of either diabetes or hypertension. XL784 may provide a novel approach to preserving or slowing the loss of kidney function in patients with proteinuria associated with diabetic kidney disease. We anticipate results from this Phase II trial in 2007.

XL820, which is expected to enter Phase II development in 2007, inhibits multiple RTKs involved in tumor cell growth and angiogenesis, including KIT. Mutational activation of KIT is causative for most cases of gastrointestinal stromal tumor (GIST). Based on the potent inhibition of KIT by XL820 in preclinical studies, and the clinical efficacy of approved KIT inhibitors, GIST is a compelling indication for XL820 Phase II trials. Moreover, XL820 is active against many mutant forms of KIT associated with resistance to current therapies.

XL880 demonstrates how we incorporate biomarkers into our development strategies. Early on in the development of XL880 we identified a number of pathways and proteins that are affected by inhibition of MET. In the Phase I trial of XL880, we analyzed these biomarkers in numerous tumor samples and observed changes that were consistent with MET inhibition. These data provided initial evidence that XL880 was capable of effectively inhibiting its key target in human tumors. Biomarkers may also help guide treatment strategies by making it possible to assess patient response early in treatment.

At Exelixis, we have built an innovative research and development organization that combines the critical mass and resources of a large pharmaceutical company with the speed and agility more typical of the biotechnology industry.


Critical Mass and Resources
Exelixis
Speed and Agility

"Our diverse pipeline, world-class R&D capabilities, and our balance of partnered and proprietary programs combine to enhance our ability to bring new therapies to patients in need, while

creating value

for our investors."

George A. Scangos, PhD
President and Chief Executive Officer

Value has a unique meaning to each of Exelixis' stakeholders. For patients, it is having new and better treatment options. For investors, it is gaining a return on their investment. For the Exelixis team, it is making a positive impact on the lives of patients with cancer. We are pursuing a business strategy designed to create value by any definition. Diversifying our pipeline in terms of compounds and ownership reduces our risk of failure while allowing us to retain a significant portion of our programs' potential over the long term. Targeting diverse cancer indications gives us the opportunity to help many patients, and strategic partnerships bring in critical resources that may enable us to bring new therapies to these patients more rapidly. And what could be more valuable than that?



Exelixis is advancing multiple drug candidates toward the market in order to build a vibrant and sustainable business. In the process, we intend to capitalize on the amazing opportunities for improved therapeutics that result from a growing body of knowledge about disease pathways and improvements in drug discovery technologies. We are supported in this ambitious effort by a broad and renewable pool of drug candidates, the intellectual and financial resources to develop them, and the flexibility to thrive in the dynamic environment of oncology drug development.

Our world-class drug discovery engine powers the growth of our most critical asset – our pipeline. We have built an uncommonly rich pipeline with 12 compounds in clinical development, in just three years. Our rational, biology-based approach to discovery, translational research, and development enables us to move promising compounds from discovery phase to filing an investigational new drug (IND) application in as little as 12 months, and we expect to bring at least three new compounds into the clinic each year for the foreseeable future.

Our approach matches the target inhibition profile of an individual drug candidate with well-defined patient populations that are not well served by currently approved therapies which has the potential to provide a clear path to product approval and commercialization. This is expected to create value for patients by speeding new therapies to the market, and for Exelixis by potentially shortening the time to establishing a sustainable revenue stream.

Even with our highly productive development capabilities, our discovery engine produces more promising compounds than we can develop efficiently on our own. Rather than shelving or slowing the evaluation of novel drugs that could potentially provide benefit to patients, we utilize partnerships as an alternate pathway toward the market. This approach is exemplified by the partnerships we executed in 2006 with Bristol-Myers Squibb Company (BMS) and Genentech, Inc.

The BMS partnership is a broad alliance to discover and develop three novel oncology compounds, while the Genentech collaboration is focused on the development of XL518, a small-molecule inhibitor of MEK. In both collaborations, we have the option to co-promote compounds commercialized in the United States and will receive royalties on any compounds commercialized in other territories. Thus, we are applying the expertise and resources of two leading oncology drug development companies to four new programs while retaining a significant portion of these programs' future potential. And we expect to leverage the knowledge we gain by working with these leaders to enhance the promotion of our proprietary compounds of these programs.

Our agreement with Symphony Capital Partners, L.P., also highlights our ability to enhance our development capabilities and reduce our financial risk. Through this transaction, we have accessed $80 million in external capital to fund Phase II programs for XL647, XL784, and XL999. The transaction gives us the ability to regain rights to these compounds for later-stage clinical trials, while off-loading the financial risk if we choose not to develop them beyond Phase II.

As we focus on long-term value for all our stakeholders, we are keenly aware that creating a sustainable business requires a renewable portfolio of successful, proprietary products. The strength of our pipeline allows us to diversify risk over multiple compounds, partnerships, and clinical financing vehicles, while enabling us to execute transactions in which we retain increasing equity in partnered programs.

For example, our GlaxoSmithKline (GSK) partnership has been focused on 12 programs, of which GSK may select up to three. Exelixis retains rights to the programs not selected by GSK, and can develop them or leverage them into additional partnerships. We also will receive milestones and royalties on any of the selected programs that GSK may commercialize. Our 2005 collaboration with Genentech provides us with milestones and royalties for any cancer therapies commercialized under the agreement, but gives us the option for profit sharing in the field of inflammation or the field of tissue growth and repair. Building additional value, our most recent collaborations – with Genentech around MEK and with BMS in oncology drug development – are profit-sharing alliances in which we have retained significant equity in multiple potential product opportunities.

Of the 16 compounds now in the Exelixis pipeline, we retain full rights to up to ten and we have retained significant share of the profits from the six partnered compounds. With so many high-quality compounds, we have the uncommon ability to leverage partnerships for more rapid growth while simultaneously advancing proprietary programs that are the key to our future as an independent, sustainable organization that will have a positive impact on patients.

Our four-pillar funding strategy – executing on existing partnerships, establishing new alliances, utilizing clinical funding vehicles, and accessing equity financing – has secured more than $500 million in cash in the past two years. Significantly, over 70 percent of this funding was not raised through public offerings. This retains value for our investors today without limiting our ability to create value for patients and our company tomorrow and in the future.


COMPOUNDS
LEAD OPTIMIZATION/ CANDIDATE SELECTION
DEVELOPMENT CANDIDATE
IND
PHASE I
PHASE II
PHASE III
XL647*
XL784*
XL999*[1]
XL880
XL820
XL184
XL844
XL518**
XL418
XL281
XL228
XL147
PRECLINICAL CANCER
XL765
XL019
PRECLINICAL METABOLISM
XL550***
XL335***

*Out-licensed to Symphony Evolution, Inc. and subject to a repurchase option.

**In co-development collaboration with Genentech, Inc.

***XL550 and XL335 are out-licensed to Sankyo and Wyeth Pharmaceuticals, respectively.

[1] Enrollment of new patients was suspended by November 1, 2006 to evaluate safety.

Pursuant to a product development and commercialization agreement between Exelixis and GlaxoSmithKline, GlaxoSmithKline has the option, after completion of clinical proof-of-concept by Exelixis, to elect to develop up to three compounds in Exelixis product pipeline, which may include XL784 and the cancer compounds identified in the table above except XL518, XL147, XL765 and XL019.

Pipeline: The strength of our drug discovery and development capabilities has enabled us to build a robust pipeline of promising therapeutic candidates. With 12 compounds in clinical development – and at least three more expected to enter the clinic each year for the foreseeable future – we have diverse opportunities to create value through partnerships and by advancing products toward the market.


Advancing better medicines to treat cancer.
Our goal is to develop drugs that
fundamentally improve the lives of cancer patients.
In everything we do – in the lab, in the clinic,
in the boardroom – we strive to
find ways to do things better.
Ways to work smarter and move faster.
Better ways to better medicines.
Right, HEATHER HERMSTAD, XL999 patient. Left, ALAIN MITA, MD, Clinical Investigator, Cancer Therapy and Research Center; Assistant Professor of Medicine, University of Texas Health Science Center at San Antonio.

To Our Shareholders

Seven years ago, Exelixis turned its focus onto developing and commercializing first-in-class or best-in-class therapies. This was not a move away from our foundational competencies in pathway biology, but a strategic decision to use that foundation to build a vibrant company that would bring improved therapies to patients and provide a new value proposition to investors. We addressed this goal with energy and critical mass and have created significant momentum. We have attained a level of productivity that is among the best in the industry and we continue to strive for excellence in everything that we do.

In 2006, we made substantial progress in all aspects of our business, finishing the year with four programs in Phase II clinical trials, six programs in or about to enter Phase I trials, three new partnerships, and a record amount of cash on hand. While these accomplishments advance us toward our long-term goals, I believe they also validate our strategy of thinking larger, moving faster, and leveraging biological insight and knowledge to create better medicines.

Progress in the Clinic

Rapidly and thoughtfully moving our compounds through clinical development is our most important goal. In 2006, we initiated Phase II programs for XL784, XL647 and XL880. The XL784 Phase II trial is being conducted in type II diabetes patients with moderate levels of proteinuria, which is a sign of impaired renal function. We will measure the ability of XL784 to reduce proteinuria over a three-month period, and anticipate that we will have data from this trial in 2007. Both XL647 and XL880 are being evaluated in a variety of cancer indications, and we expect the first Phase II results to be available during 2007 as well.

Each of these Phase II trials has been designed to match the target inhibition profile of a specific compound with the biology of defined indications and patient populations. Ultimately, we believe that this approach will allow us to generate proof-of-concept data for these programs in 2007, with results that identify indications with clear paths to product approval and commercialization.

We also reported promising data from multiple Phase I trials, and these results provide a compelling rationale for the Phase II programs that we've already initiated as well as those that we expect to initiate in 2007. And we continued to expand the pipeline with investigational new drug (IND) application filings for XL228, XL281, and XL518. Combined with the IND applications for XL418 and XL147 filed in January and March of 2007 respectively, we now have 12 compounds in clinical development.

Developing cutting-edge therapies is not without its challenges, and in the third quarter of 2006 we received new data that impacted the Phase II trials for XL999. On the one hand, there were encouraging signs that XL999 has the potential to provide benefit to patients with lung cancer and acute myelogenous leukemia. However, our internal safety monitoring board became concerned with the frequency of cardiovascular events experienced in October by patients in the program, and by November 1, we suspended enrollment in all XL999 trials pending collection and analysis of further data. We determined that patients already enrolled in the Phase I and II trials could continue to receive XL999 and the U.S. Food and Drug Administration (FDA) later agreed with this determination. After extensive review of the data, we submitted a proposed action plan to the FDA in January 2007, and we are working with the FDA to restart clinical evaluation. We believe that XL999 has the potential to provide a risk-to-benefit profile that may make this compound an attractive treatment option for patients with a variety of cancers.

As we enhance our ability to navigate these challenges and to manage our diverse and growing clinical pipeline effectively, we are making a significant investment in our existing R&D infrastructure. At the beginning of 2007, we integrated the drug discovery and drug development groups into a seamless and efficient R&D organization under the leadership of Michael Morrissey PhD, president, research and development. We also were very pleased to welcome Gisela M. Schwab, MD, to Exelixis as senior vice president and chief medical officer. Dr. Schwab has more than 14 years of industry experience in drug development, including extensive expertise in building and managing teams and in directing diverse aspects of product development, leading to worldwide product registration. Her addition to the Exelixis team will strengthen our development capabilities, helping to ensure seamless integration of our discovery, research and development infrastructure from bench to bedside.

New Alliances

High-value partnerships are a pillar of our strategies to advance promising drug candidates and fund our proprietary programs. In 2006, Exelixis established new partnerships with Daiichi Sankyo Company, Bristol-Myers Squibb Company (BMS), and Genentech, Inc. Each of these alliances were designed to achieve three objectives: create access to additional resources that can enhance a program's development; generate significant near-term revenue; and provide us with the opportunity to participate in a program's success through milestone payments and royalties or profit-sharing provisions.

The Sankyo collaboration is focused on developing cardiovascular therapies targeted against the mineralocorticoid receptor (MR), a target validated by the approval of two MR inhibitors for the treatment of hypertension and congestive heart failure. We received a $20 million upfront payment and are entitled to receive research funding, and substantial development, regulatory, and commercialization milestone payments, as well as double-digit royalties on the sales of any products commercialized under the collaboration. This partnership with Sankyo complements partnerships with BMS and Wyeth that we signed late in 2005, both of which are also focused on the development of new treatments for cardiovascular diseases. These three alliances, together with a number of earlier stage projects, provide Exelixis with an interesting program in cardiovascular disease that we intend to develop in collaboration with pharmaceutical partners.

The BMS partnership that we signed in December 2006 is a broad alliance to discover and develop novel oncology compounds. We received a $60 million upfront payment, and we expect to receive $20 million in milestone payments for each of three IND-ready compounds that BMS selects to develop. If Exelixis opts to co-promote compounds commercialized in the United States, we will receive half of the profits for those compounds. And we will receive royalties on sales of any compounds commercialized outside the United States. This is our fourth collaboration with BMS, and over time the companies have demonstrated the ability to work seamlessly together and to make rapid progress on our collaborative objectives.

Our newest collaboration with Genentech is focused on the development of XL518, a small-molecule inhibitor of MEK. Genentech paid us $40 million in upfront and milestone payments at signing, and has the option to develop the compound after we complete a Phase I trial. If Genentech exercises its option, it will conduct and finance all subsequent clinical trials. We will co-commercialize the compound and will share in the profits. This is an innovative partnership with a leading oncology company, and we are pleased to have Genentech as a partner. This is our second collaboration with Genentech, and over time I believe that both companies have gained respect for the quality of work done by the other.

The upfront and near-term milestone payments alone from these deals secured $120 million, and they may generate significant revenue in the future. Yet their value to our company is more than just financial. They also provide important validation of the quality of our compounds and our processes. The multiple collaborations we have with both BMS and Genentech speak to our ability to execute on our plans and programs. Both partners were willing to pay substantial upfront payments because of the high quality of our compounds and our demonstrated ability to execute on our objectives.



Left to Right: **PETER LAMB, PHD,** *Senior Vice President, Discovery Research and Chief Scientific Officer* **MICHAEL MORRISSEY, PHD,** *President, Research and Development* **LUPE M. RIVERA, CCP,** *Senior Vice President, Human Resources and Communications* **GEORGE A. SCANGOS, PHD,** *President and Chief Executive Officer* **FRANK KARBE,** *Senior Vice President and Chief Financial Officer* **PAMELA A. SIMONTON, JD, LLM,** *Senior Vice President, Patents and Licensing* **GISELA M. SCHWAB, MD,** *Senior Vice President and Chief Medical Officer*

Our future business development activities will focus on high-value alliances that allow us to capitalize more fully on our investments in our world-class discovery infrastructure.

Managing our Financial Resources for Success

We are pursuing a four-pillar financing strategy through the achievement of milestones in existing partnerships, establishing new alliances, utilizing clinical funding vehicles, and accessing the equity markets. In the past two years, this strategy has secured over $500 million, with limited dilution to our shareholders, while allowing us to retain ownership of a majority of the compounds in our pipeline. Through partnerships and the successful completion of a public offering of common stock in October 2006 that raised net proceeds of $90.5 million, we finished 2006 with $263 million in cash – our highest cash balance ever. And that did not include $75 million that we received in early January 2007 as a result of the collaborations we signed in December 2006. We believe this demonstrates the value that pharmaceutical companies and investors place on our promising programs and our ability to continually renew and expand our pipeline.

Focusing on Milestones

Although I am proud of everything that Exelixis achieved in 2006, we are looking forward and are focused on our ambitious objectives for 2007. These include generating proof-of-concept data in the Phase II programs for XL647, XL784, XL999 and XL880, initiating Phase II programs for XL820 and XL184; advancing the Phase I trials for XL844, XL281, XL228, and XL518; and bringing four new compounds into Phase I clinical trials. Already in 2007 we have filed INDs for XL418, a dual inhibitor of AKT and S6K, which are important nodes in the PI3K pathway and XL147 which also potently inhibits the PI3K pathway. We expect to file two additional INDs by the end of 2007.

As we enter 2007, we intend to build additional momentum toward our goal, moving with the force and energy we need to make a positive impact on patients, on our company, and on you, our investors.

George A. Scangos, PhD
President and Chief Executive Officer

This annual report contains forward-looking statements, including without limitation all statements related to plans to advance and derive milestones from compounds in clinical and preclinical development, including XL647, XL784, XL999, XL880 XL820, XL184, XL844, XL518, XL418, XL281, XL228, XL147, XL756, XL019 and other early-stage compounds, as well as the therapeutic and commercial potential of these compounds, and all statements related to Exelixis' strategic objectives. Words such as "believes," "advance," "promising," "insights," "designed," "may," "potential," "anticipates," "plans," "expects," "intends," "will," "suggests," "goal," "slated" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Exelixis' current expectations. Forward-looking statements involve risks and uncertainties. Exelixis' actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, Exelixis' ability to enter into new collaborations, continue existing collaborations and receive milestones and royalties under its collaborative agreements; the rate of growth, if any, in license and contract revenues; the timing and level of expenses associated with the growth of proprietary programs and the GlaxoSmithKline collaboration; the timing and level of payments associated with any compound selections by GlaxoSmithKline; the potential failure of product candidates to demonstrate safety and efficacy in clinical testing; the ability to further advance XL999 in clinical development; the ability to complete and initiate trials at the referenced times; the ability to conduct clinical trials sufficient to achieve a positive completion; the ability to file INDs at the referenced times; the ability of Exelixis to advance additional preclinical compounds into clinical development; the uncertainty of the FDA approval process; and the therapeutic and commercial value of the company's compounds. These and other risk factors are discussed under "Risk Factors" and elsewhere in Exelixis' Annual Report on Form 10-K for the year ended December 29, 2006 and other filings with the Securities and Exchange Commission. Exelixis expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 29, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-30235

EXELIXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3257395**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083
(Address of principal executive offices, including zip code)

(650) 837-7000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.001 Par Value per Share	**The Nasdaq Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $943,289,583

As of February 20, 2007, there were 96,603,127 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than April 30, 2007, in connection with the registrant's 2007 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

EXELIXIS, INC.

FORM 10-K

INDEX

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	23
Item 1B.	Unresolved Staff Comments	39
Item 2.	Properties	39
Item 3.	Legal Proceedings	39
Item 4.	Submission of Matters to a Vote of Security Holders	39
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	40
Item 6.	Selected Financial Data	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	59
Item 8.	Financial Statements and Supplementary Data	60
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	97
Item 9A.	Controls and Procedures	97
Item 9B.	Other Information	97
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	98
Item 11.	Executive Compensation	98
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	98
Item 13.	Certain Relationships and Related Transactions, and Director Independence	100
Item 14.	Principal Accountant Fees and Services	100
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	101
	SIGNATURES	102

PART I

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" "should," "estimate," "predict," "potential," "continue" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Item 1A. Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

ITEM 1. BUSINESS

Overview

We are committed to developing innovative therapies for cancer and other serious diseases. Through our drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products.

Utilizing our library of more than four million compounds, we integrate high-throughput processes, medicinal chemistry, bioinformatics, structural biology, and early *in vivo* testing in parallel to characterize thousands of compounds, a process that is designed to enable us to move with speed in research and development. This approach allows us to select highly qualified drug candidates that meet our extensive list of development criteria from a large pool of compounds.

To date, we have filed 11 investigational new drug applications (INDs). We believe that our deep pool of drug candidates will enable us to continue to file multiple new INDs each year for the foreseeable future. As our compounds advance into clinical development, we expect to generate a critical mass of data that will help us to understand the full clinical and commercial potential of our product candidates. In addition to guiding the potential commercialization of our innovative therapies, these data may contribute to the understanding of disease and help improve treatment outcomes.

Our current pipeline includes the following compounds:

Compound	Principal Targets	Indication	Stage of Development
XL647*	EGFR, HER2, VEGFR2	Cancer	Phase II
XL784*	ADAM10, MMP2	Diabetic nephropathy	Phase II
XL999*	VEGFR2, PDGFR, FGFR, Flt3	Cancer	Phase II
XL880	MET, VEGFR2	Cancer	Phase II
XL820	KIT, VEGFR2, PDGFR	Cancer	Phase I
XL184	MET, VEGFR2	Cancer	Phase I
XL844	CHK1, CHK2	Cancer	Phase I
XL518**	MEK	Cancer	IND
XL418	AKT, S6K	Cancer	IND
XL281	RAF	Cancer	IND
XL228	ABL, SRC, IGF1R	Cancer	IND
XL147	PI3K	Cancer	Preclinical
XL765	PI3K, mTOR	Cancer	Preclinical
XL019	JAK2	Cancer	Preclinical
XL550***	MR	Hypertension	Preclinical
XL335***	FXR	Atherosclerosis	Preclinical

*Out-licensed to Symphony Evolution, Inc. and subject to a repurchase option as described in this report.
**In co-development collaboration with Genentech, Inc.
***XL550 and XL335 are out-licensed to Sankyo and Wyeth Pharmaceuticals, respectively, as described in this report.
[1]Enrollment of new patients was suspended in November 2006 to evaluate safety.

Pursuant to a product development and commercialization agreement between Exelixis and GlaxoSmithKline, GlaxoSmithKline has the option, after completion of clinical proof-of-concept by Exelixis, to elect to develop up to three compounds in Exelixis' product pipeline, which may include XL784 and the cancer compounds identified in the table above except XL518, XL147, XL765 and XL019.

We have established collaborations with major pharmaceutical and biotechnology companies based on the strength of our expertise in biology, drug discovery and development that allow us to retain economic participation in compounds and support additional development of our proprietary products. Through these collaborations, we obtain license fees, research funding, a share of the profits and the opportunity to receive milestone payments and royalties (as applicable) from research results and subsequent product development activities. We also have collaborations in which we retain the right to co-promote products in the United States. We have ongoing commercial collaborations with several leading pharmaceutical and biotechnology companies, including GlaxoSmithKline, Bristol-Myers Squibb and Genentech. We expect to continue to use corporate partnering as a strategic tool to cultivate our assets, fund our operations and expand the therapeutic and commercial potential of our pipeline.

As our company has matured and our development efforts have intensified, we have restructured our organization as needed to reallocate resources and enhance the efficiency of our operations. We believe that these efforts have strengthened and enabled us to achieve an appropriate functional balance within our organization.

Areas of Expertise

Integrated Drug Research, Discovery and Development Capabilities

We have built a multidisciplinary, integrated research and development platform that supports the complex, iterative nature of drug research, discovery and clinical development. Our platform has been designed to include all of the critical functions and expertise required to advance from gene to drug in a consistent and streamlined fashion. Our integrated approach supports advancement of candidate compounds from development candidate status to IND in as little as 12 months.

Our organizational structure is designed to create a seamless and flexible research and development process. It is structured to provide one consistent set of goals and objectives to all departments within the research and development organization and to give us the flexibility to allocate and focus our diverse resources to address our most pressing needs. This organizational structure ensures that our earliest discovery activities generate data and information that inform our clinical development strategies, and enables us to apply what we learn about our drug candidates in the clinic to how we discover, assess and select new compounds for future development. We believe that this approach will allow us to align the target inhibition spectrum of a specific compound with the molecular profile of specific cancer types and patient populations. This should strengthen our ability to select appropriate patients for clinical trials, which may allow significant efficacy to be demonstrated using smaller, shorter trials. Similarly, we intend to use biology to identify disease indications that give us a clear and potentially shorter path to the market, which may allow us to decrease our development times and bring drugs to market sooner.

Additionally, we are leveraging what we learn through preclinical pharmacodynamic studies to identify clinical biomarkers that can be utilized to determine early in the development process if the compound is having the expected effect on the target(s) and pathway(s) of interest and if patients are responding to it. This approach may result in an increased probability that patients receive effective therapies.

Drug Discovery

In addition to establishing an integrated research and development organizational structure, we have built an optimized drug discovery platform. We utilize a variety of high-throughput technologies to enable the rapid discovery, optimization and extensive characterization of lead compounds such that we are able to select development candidates with the best potential for further evaluation and advancement into the clinic. We have combined our ability to identify and validate novel targets with state-of-the-art drug discovery to effectively exploit both the chemical and biological sciences. In addition, we have built critical mass in all key operational areas. We believe that these human and technological resources enable us to: (i) qualify novel targets for high-throughput screening effectively and rapidly; (ii) identify and optimize proprietary lead compounds; (iii) develop extensive preclinical data to guide selection of patient populations, thereby maximizing the opportunity for obtaining significant clinical benefit; and (iv) perform the broad range of preclinical testing required to fuel our pipeline and advance promising compounds through all stages of development. Key capabilities within drug discovery include: high-throughput screening, medicinal and combinatorial chemistry, cell biology, protein biochemistry, structural biology, pharmacology, biotherapeutics and informatics.

Translational Research

Our translational research group is focused on using the knowledge we generate in the discovery process about biological targets and the impact of our compounds on those targets to identify patient populations in which to test our compounds and methods for assessing compound activity. This includes understanding the role of specific targets in disease therapy, identifying gene mutations or gene variants that impact response to therapy and identifying biomarkers that can be used to assess drug responses early on in treatment. Key capabilities within translational research include: nonclinical development (encompassing drug safety, drug metabolism, pharmacokinetics and bioanalytics) and translational medicine.

Development

With the growth of our pipeline, we continue to invest in building our development expertise and resources. Our development group leads the development and implementation of our clinical and regulatory strategies. Working closely with the discovery and translational research groups, the development group prioritizes disease indications in which our compounds may be studied in clinical trials. The development group designs, directs, implements and oversees all areas of clinical operations, including identifying and selecting clinical investigators, recruiting study subjects to participate in our clinical trials, biostatistics, data management, drug safety evaluation and adverse event reporting. The development group also is responsible for assuring that our development programs are conducted in compliance with all regulatory requirements. The group works closely with the cross functional project and clinical teams to facilitate the appropriate and efficient development of our diverse product pipeline. Key capabilities within development include clinical development, clinical operations, regulatory strategy and program management.

Our Strategy

Our business strategy is to leverage our biological expertise and integrated drug discovery capabilities to generate a large pipeline of diverse development compounds with first-in-class or best-in-class potential that fulfill unmet medical needs in the treatment of cancer and other potentially serious diseases.

Because our continued success and growth as a company depend in part on our ability to advance current and future compounds successfully in clinical development, we intend to commit substantial resources to build a premier clinical development organization to accommodate our expanding pipeline of compounds. We continue to build critical mass of key internal expertise and capabilities to facilitate conducting multiple clinical trial programs with speed and rigor. Specifically, our business strategy includes the following key elements:

Selectively Develop Therapeutic Products with First-In-Class or Best-In-Class Potential

We have invested and plan to continue to make significant investments in discovering and developing proprietary product candidates, particularly in the area of cancer. We have committed substantial resources to building a first-rate drug discovery effort that is integrated with our unique understanding of the biological basis of a disease. Part of our strategy is to generate a large pipeline of diverse product candidates that provides us with the flexibility to select only those compounds that have both clinical and commercial potential. In developing compounds, our strategy is to pursue a variety of clinically validated, novel and proprietary targets. These decisions are data-driven, based on stringent criteria that incorporate intrinsic potency, selectivity, preclinical efficacy and tolerability and commercial viability. Our strategy is to commit resources only to those compounds that are commercially attractive and have the potential to be first-in-class or best-in-class therapeutics.

Target Multiple Pathways

We have extensive expertise and experience in modifying gene function *in vitro* and *in vivo* as a result of our work on model organisms for the discovery of novel targets and pathways relevant to the development, progression and treatment of cancer and other diseases. We believe that the most effective therapies for cancer will target multiple pathways, simultaneously turn off growth signals, increase rates of programmed cell death and reduce the growth of blood vessels necessary to support tumor growth. Many of our first-generation anticancer product candidates in our clinical pipeline are Spectrum Selective Kinase Inhibitors (SSKIs) that have been optimized for balanced potency, specificity, tolerability and pharamacologic parameters. These SSKIs are designed to target multiple members of a family of proteins known as receptor tyrosine kinases (RTKs) in a concerted manner. RTKs are validated targets for drug development, as evidenced by several recent approved cancer therapies. Because interactions among multiple RTKs contribute to the development and progression of disease, SSKIs may provide more effective disease control than compounds that target only one RTK or target multiple non-related RTKs. Additionally, because SSKIs are optimized for key *in vitro* and *in vivo* parameters, these compounds may also provide improved efficacy and enhanced safety profiles compared with combinations of single-target drugs that have not been optimized for use together.

Our second-generation compounds are designed to inhibit kinases that are points of convergence in critical signaling pathways employed by growth factor receptors to transmit their aberrant signals in tumor cells. The targets of several approved therapies transmit their signals through a number of common downstream pathways, such as the RAS/RAF/MEK/ERK, PI3 kinase/AKT/mTOR and JAK/STAT pathways. These pathways also are often mutationally activated in a wide range of tumors. Thus, inhibition of key kinase targets in these pathways may provide superior efficacy, safety and tolerability compared to conventional chemotherapy and may enable entirely new approaches to cancer therapy.

The majority of our compounds target one or more molecular pathways that control critical aspects of cancer cell growth, proliferation, migration or survival. These include:

Cell Growth

In most normal adult tissues, cell growth is tightly controlled. However, cancer cells escape normal growth control and are driven to grow and divide very rapidly. In many cases, this growth is driven by excessive activity of cellular growth factors and/or their receptors. This change in activity may result from mutations that allow the receptor to be active even when no growth factor is present or from expression of abnormally high levels of a growth factor or its receptor. This abnormal activity may also allow cancer cells to survive under conditions that would usually lead to cell death, which contributes to resistance to chemotherapy or radiation. Inhibition of growth factors or growth factor receptors is a validated approach to treating cancer, and several approved cancer therapies are designed to inhibit the activity of these proteins. Growth factor receptors that play a role in tumor cell growth include the fibroblast growth factor receptor (FGFR), the FMS-like tyrosine kinase type 3, which effects the survival, proliferation and maturation of blood precursor cells (Flt3), the stem cell factor receptor (KIT), the platelet-derived growth factor receptor (PDGFR), the epidermal growth factor receptor (EGFR), the human epidermal growth factor receptor 2 (HER2), the hepatocyte growth factor receptor (MET), and the insulin-like growth factor type 1 receptor (IGF1R). Key kinases in signal transduction pathways downstream of growth factor receptors that promote cell growth include RAF, the MAP-erk kinase (MEK), the cytoplasmic tyrosine janus kinase 2 (JAK2), the phosphoinosotide-3 kinase (PI3K) and the mammalian target of rapamycin (mTOR).

Cell Survival

Normal cells often activate a "self-destruct program" known as programmed cell death or apoptosis under abnormal conditions that include the stresses that arise as a result of nutrient, oxygen or energy deprivation, for example. One of the hallmarks of tumor cells is the ability to survive under such conditions, an attribute that results from the inappropriate activation of survival signaling pathways. These pathways often become activated in tumor cells as a result of genetic alterations that result in either loss of the suppressor genes that negatively regulate such pathways or the activation of positive effectors of the pathway. Many growth factor receptors, including EGFR, HER2, MET, KIT and IGF1R, activate survival signaling pathways. Other key kinases in survival pathways include PI3K, the protein kinase B (AKT), mTOR and the ribosomal protein S6 protein kinase (p70S6K).

Angiogenesis

Angiogenesis, the process by which new blood vessels form, is essential for the growth of tumors beyond a minimum size. In small tumors, cancer cells use existing blood vessels to get oxygen and nutrients needed for growth and to remove waste products. As tumors grow, the existing blood vessels are no longer sufficient to support the rapid pace of cancer cell growth and division, and continued growth and cancer cell survival requires the formation of new blood vessels. Tumor cells send out chemical signals that stimulate nearby blood vessels to grow into the tumor. In addition to providing essential oxygen and nutrients to the tumor, these new blood vessels also facilitate the migration of tumor cells into the blood system where they can travel to other parts of the body and give rise to metastatic disease. Inhibition of angiogenesis is a validated approach to treating cancer, and angiogenesis inhibitors have been approved by the U.S. Food and Drug Administration (FDA) for the treatment of several types of cancer. RTKs that play a role in angiogenesis include the vascular endothelial growth factor receptor 2 (VEGFR2, also known as KDR), PDGFR, the fibroblast growth factor receptor 1 (FGFR1), MET, and the EPH receptor B4 (EphB4).

Migration

Cell migration allows tumors to invade healthy tissue and also allows tumors to spread to disparate parts of the body. Key targets that have been shown to play a role in cell migration include MET and a disintegrin and metalloprotease domain 10 (ADAM10).

Cell Cycle Regulation

In normal cells, the processes of DNA replication and cell division are tightly controlled. These processes work together to enforce cell cycle checkpoints that prevent cells with damaged DNA from progressing through the cell cycle, allowing time for the damage to be repaired. This system reduces the efficacy of a variety of cancer therapies that exert their effects through DNA damage. Inhibition cell cycle check point proteins may increase the activity of a variety of DNA damaging agents, including radiation and some chemotherapies, and may increase the activity of these agents without increasing systemic toxicity. Cell cycle check point targets include the serine/threonine protein kinases Chk1 and Chk2.

Leverage Strategic Collaborations

We are committed to retaining significant equity in the value of our pipeline and product candidates. Our strategy is to leverage the strength of our extensive data and the broad potential of our development compounds to establish strategic alliances that create near-term revenue, while reducing our risk of product failure and retaining long-term rights to those compounds that succeed. We have established and intend to continue pursuing commercial relationships and key partnerships with major pharmaceutical and biotechnology companies based on the strength of our biological expertise and drug discovery and development capabilities. Our collaborations to date have provided us with substantial committed funding for our research and development efforts, the potential to earn significant milestones as well as opportunities to receive significant future payments, if our collaborators successfully develop and market products that result from our collaborative work. In addition, many of our strategic relationships provide us with or permit us to obtain co-development, co-promotion or other rights to products identified or developed in such collaborative relationships as a result of our efforts.

Management of Our Financial Resources

Fiscal discipline and pragmatic allocation of our resources are key components of our corporate strategy. We believe that making significant investments in preclinical development enhances our ability to generate multiple new, high-quality INDs and to rapidly advance these new drug candidates through clinical development. We believe the return on this investment will come in the form of higher clinical success rates, funding and partnership terms that allow us to retain increasing equity in the long-term value of our pipeline. We believe that this approach will enhance the quality and growth of our pipeline while maintaining our ability to fulfill obligations to corporate partners. We seek to finance our activities through a blend of funding opportunities, including: executing under our existing partnerships, which potentially triggers substantial milestones; exploring opportunities for new partnerships for our unpartnered assets, which has the potential to bring in near-term cash and defray late-stage development costs; evaluating the suitability of third-party financing vehicles with the aim to off-load a significant portion of our near-term clinical development expense and clinical risks; and opportunistically accessing the capital markets.

Clinical and Preclinical Pipeline

We have an extensive pipeline of compounds in various stages of development that will potentially treat cancer, renal disease and various metabolic and cardiovascular disorders. All of our development compounds were generated through our internal drug discovery efforts. Our oncology program currently is comprised of 13 compounds - ten in clinical development and three in preclinical development. The following table summarizes the status of our clinical and preclinical development pipeline.


COMPOUNDS
LEAD OPTIMIZATION/ CANDIDATE SELECTION
DEVELOPMENT CANDIDATE
IND
PHASE I
PHASE II
PHASE III
XL647*
XL784*
XL999*[1]
XL880
XL820
XL184*
XL844
XL518**
XL418
XL281
XL228
PRECLINICAL: CANCER
XL147
XL765
XL019
PRECLINICAL: METABOLISM
XL550***
XL335***

* Out-licensed to Symphony Evolution, Inc. and subject to a repurchase option described in this report.

** In co-development collaboration with Genentech, Inc.

*** XL550 and XL335 are out-licensed to Sankyo and Wyeth Pharmaceuticals, respectively, as described in this report.

[1] Enrollment of new patients was suspended in November 2006 to evaluate safety.

Pursuant to a product development and commercialization agreement between Exelixis and GlaxoSmithKline, GlaxoSmithKline has the option, after completion of clinical proof-of-concept by Exelixis, to elect to develop up to three compounds in Exelixis product pipeline, which may include XL784 and the cancer compounds identified in the table above except XL518, XL147, XL765 and XL019.

Clinical Pipeline

- **XL647** is a potent inhibitor of RTKs that are implicated in driving tumor proliferation and vascularization (blood vessel formation). XL647 inhibits EGFR, HER2 and VEGFR2. The compound has been optimized for high potency and oral bioavailability, demonstrates excellent activity in target-specific cellular functional assays and has shown sustained inhibition of target RTKs *in vivo* following a single oral dose. We have completed an initial Phase I clinical trial of XL647 and the Phase II clinical program in patients with tumors where kinases inhibited by XL647 are known to play a role is ongoing. Preliminary data from the Phase I trial of XL647 were presented in November 2005 at the 17th EORTC-NCI-AACR International Conference on Molecular Targets and Cancer Therapeutics (the 2005 EORTC Conference) and at the American Society of Clinical Oncology annual meeting in June

2006 (the 2006 ASCO Annual Meeting). Updated data were presented in November 2006 at the 18th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics (the 2006 EORTC Symposium). A Phase II trial of XL647 in patients with advanced non small cell lung cancer (NSCLC) who have not previously been treated with chemotherapy was initiated in August 2006.

- **XL784** is being developed for diabetic nephropathy. The compound is a potent inhibitor of metalloproteases including ADAM-10 and the matrixmetalloproteinase 2 (MMP2). XL784 was specifically optimized to spare inhibition of the matrixmetalloproteinase 1 (MMP1), thus potentially enhancing its safety profile compared with other previously studied MMP inhibitors. Results of a single dose Phase I clinical trial of XL784 administered orally to 70 healthy volunteers demonstrated that XL784 has attractive safety and pharmacokinetic profiles. A repeat-dose Phase I clinical trial of a capsule formulation of XL784 was completed in healthy volunteers in 2005 and a Phase II double-blind, placebo-controlled trial in patients with proteinuria (the presence of protein in the urine) associated with diabetic kidney disease was initiated in the first quarter of 2006. The trial is designed to enroll up to 130 patients with Type II diabetes and proteinuria.

- **XL999** is a potent inhibitor of key RTKs implicated in the development and maintenance of tumor vasculature and in the proliferation of some tumor cells. It inhibits FGFR1, the fibroblast growth factor receptor 3 (FGFR3), the ret proto-oncogene (RET), VEGFR2 and PDGFR, and is also a potent inhibitor of Flt3, an important driver of leukemia cell proliferation in some patients with acute myelogenous leukemia (AML). XL999 exhibited excellent activity in target-specific cellular functional assays. Data from a Phase I trial of XL999 in patients with advanced solid tumors dosed every two weeks were presented at the 2005 EORTC Conference and weekly dosing data were presented at the 2006 ASCO meeting. Updated data from both dosing regimens were reported at the 2006 EORTC Symposium. A Phase II clinical program comprising six trials designed to evaluate XL999 in colorectal, ovarian and non-small cell lung cancers, renal cell carcinoma, AML and multiple myeloma was initiated in December 2005. On November 2, 2006, we announced that enrollment in the Phase II program had been suspended pending further review of data relating to cardiovascular adverse events. In December 2006, the FDA put the XL999 clinical trial program on a partial clinical hold thereby formalizing the decision we made in November 2006 to suspend enrollment of new patients into the XL999 program. Also, the FDA agreed with us that patients who are currently on study may continue to receive XL999 so long as they are free of adverse events or disease progression. In December 2006, we presented preliminary data from patients who had participated in the XL999 Phase I and Phase II clinical programs at that time. The available data showed encouraging evidence of clinical activity, particularly in patients with NSCLC, AML and, to a lesser extent, renal cell carcinoma. Clinical activity has not been observed in patients with ovarian cancer or colorectal cancer, and sufficient time has not yet elapsed to assess activity in patients with multiple myeloma. Further development of XL999 will be focused on demonstrating that a reduction in the dose and/or rate of administration of XL999 would reduce the frequency and severity of cardiovascular events while still achieving potentially effective levels of drug exposure. Toward this end, we are working with cardiovascular experts, XL999 clinical investigators and the FDA to develop a plan that will support resumption of a Phase II clinical program.

- **XL880** is a potent inhibitor of MET and VEGFR2, which play synergistic roles in promoting tumor growth and angiogenesis. Activation or overexpression of MET has been documented as a negative prognostic indicator in patients with various carcinomas and in patients with multiple myeloma, glioma and other solid tumors. Interim data from an ongoing Phase I study of XL880 were presented at the 2005 EORTC Conference and at the 2006 ASCO Annual Meeting. Updated data were reported at the 2006 EORTC Symposium. A Phase II clinical development program for XL880 was initiated in patients with hereditary or sporadic papillary renal cell carcinoma in June 2006 and in patients with metastatic, poorly differentiated diffuse gastric cancer in December 2006. A subsequent Phase II trial is planned in head and neck cancer.

- **XL820** inhibits KIT as well as VEGFR2 and PDGFR, clinically validated targets implicated in a variety of human cancers. In tumor models of breast carcinomas, gliomas and leukemia, the compound exhibited dose-dependent growth inhibition and has been shown to cause tumor regression. XL820 demonstrated excellent activity in target-specific cellular functional assays. In biochemical and cellular assays, XL820 potently inhibits mutant forms of KIT that confer resistance to approved KIT inhibitors. XL820 has good oral bioavailability and has shown sustained inhibition of target RTKs *in vivo* following a single oral dose. A Phase I clinical trial of XL820 was initiated in July 2005 in patients with solid tumors for whom there are no other available therapies known to prolong survival. Preliminary data from this trial were reported by investigators at the 2006 EORTC Symposium.

- **XL184** inhibits VEGFR2 and MET, key drivers for tumor formation and growth. The compelling preclinical efficacy of XL880, our first VEGFR2/MET inhibitor, increased our interest in inhibitors of these RTKs and resulted in the discovery and development of XL184 as an additional compound with potent MET/VEGFR2 inhibitory activity. This SSKI has demonstrated dose-dependent tumor growth inhibition and tumor regression in a variety of tumor models including breast, colon, small cell lung cancer and glioblastoma. A Phase I clinical trial in patients with solid tumors for whom there are no other available therapies was initiated in September 2005. Preliminary data from this study were reported by investigators at the 2006 EORTC Symposium.

- **XL844** potently inhibits the checkpoint kinases CHK1 and CHK2, which induce cell cycle arrest in response to a variety of DNA damaging agents. Activation of these checkpoints following DNA damage allows for DNA repair and protects tumor cells from the cytotoxic effects of chemo- and radio-therapy. XL844 abrogates these cell cycle blocks and enhances tumor cell killing by a wide variety of chemotherapeutic agents and radiation in *in vitro* assays. XL844 has good pharmacokinetic properties and oral bioavailability, and in *in vivo* tumor models increases the efficacy of chemotherapeutic agents without increasing systemic toxicity. A Phase I clinical trial of XL844 in patients with chronic lymphocytic leukemia was initiated in September 2005.

- **XL518** is a novel small molecule drug designed to inhibit the activity of MEK, a key component of the RAS/RAF/MEK/ERK signaling pathway. This pathway is frequently activated in human tumors and is required for transmission of growth-promoting signals from numerous receptor tyrosine kinases. Preclinical studies have demonstrated that XL518 is a potent and specific inhibitor of MEK with highly optimized pharmacokinetic and pharmacodynamic properties. XL518 exhibits oral bioavailability in multiple species and induces substantial and durable inhibition of ERK phosphorylation in xenograft tumor models. Administration of XL518 causes tumor regression in multiple xenograft models with mutationally-activated B-RAF or RAS. We filed an IND for XL518 in December 2006 and expect to initiate Phase I clinical trials in the first quarter of 2007. In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518.

- **XL418** targets AKT and the S6 kinase (S6K), which are kinases downstream of PI3K. Their activation is a frequent event in human tumors and promotes cell growth, survival and resistance to chemotherapy and radiotherapy. Regulation of the pathway is complex, and inhibition at a single point can result in upregulation in the activity of other pathway components. AKT inhibitors that effectively inactivate the pathway are expected reduce proliferation and to induce apoptosis (programmed cell death) in tumor cells and sensitize them to a wide range of chemotherapy. XL418 is a potent inhibitor that simultaneously targets the kinases AKT and S6K, with oral bioavailability and efficacy in tumor xenograft models. We filed an IND for XL418 in January 2007 and expect to initiate a Phase I clinical program late in the first half of 2007.

- **XL281** specifically targets RAF, which is a cytoplasmic serine/threonine kinase that lies immediately downstream of RAS, and is a key component of the RAS/RAF/MEK/ERK pathway that is frequently activated in human tumors. Activating mutations in B-RAF occur in approximately 60% of melanoma patients indicating a potentially pivotal role for deregulation of this kinase in the progression of melanoma. XL281 is a potent and highly selective inhibitor of RAF kinases, is orally bioavailable and showed efficacy in tumor xenograft models. We filed an IND for XL281 in October 2006 and expect to initiate Phase I clinical trials in the first quarter of 2007.

- **XL228** potently inhibits the T315I mutant form of ABL, which is resistant to inhibition by other targeted therapies approved for chronic myelogenous leukemia. In addition, XL228 also targets IGF1R, which is an RTK that is highly expressed and activated in a broad range of human tumors and is thought to promote tumor growth, survival and resistance to chemotherapeutic agents. XL228 showed efficacy in a variety of solid tumor xenograft models. We filed an IND for XL228 in August 2006. We have subsequently observed formulation stability data resulting in the need for minor changes in formulation. We expect to initiate the Phase I clinical program late in the first half of 2007.

Under the terms of our research and development collaboration with SmithKline Beecham Corporation (which does business as GlaxoSmithKline), GlaxoSmithKline has the right to select, after successful completion of proof-of-concept clinical trials, two (or three if the collaboration is extended) of the compounds in a subset of our pipeline for further development. Compounds subject to selection include XL784, XL647, XL999, XL880, XL844, XL184, XL820, XL281, XL418, XL228 and two earlier stage oncology programs. Selection of any of these compounds would trigger milestone payments and royalties from GlaxoSmithKline and would provide us with co-promotion rights should a compound be successfully commercialized.

With GlaxoSmithKline's consent, we have licensed to Symphony Evolution, Inc. (SEI) our intellectual property rights, including commercialization rights, to XL647, XL999 and XL784 in exchange for an investment of $80.0 million by SEI and its investors to advance the clinical development of these product candidates. We have retained an exclusive option to reacquire XL647, XL999 and XL784 at a specified price as described in this report. We continue to be primarily responsible for the development of these product candidates in accordance with a specified development plan and related development budget.

Preclinical Pipeline

We currently have five compounds in preclinical development that target cancer and metabolic and cardiovascular diseases. Our programs in metabolic and cardiovascular diseases originated from our acquisition of X-Ceptor Therapeutics, Inc. in October 2004.

Cancer Compounds

- **XL147** selectively targets PI3K. Upregulation of PI3K activity is one of the most common characteristics of human tumor cells and can result from activation of growth factor receptors, amplification of the PI3K gene, activating mutations in the PI3K gene, downregulation of the phosphatase and tensin homolog (PTEN) lipid phosphatase or activating mutations in RAS. Activation of PI3K results in stimulation of AKT and mTOR kinases resulting in promotion of tumor cell growth and survival. This survival signal plays a significant role in conferring resistance to chemo- and radio-therapy by inhibiting apoptotic cell death. XL147 is a potent and specific inhibitor of PI3K with excellent pharmacokinetic and pharmacodynamic properties and exhibited compelling efficacy in several preclinical xenograft models both as a single agent and in combination with chemotherapy. XL147 was advanced to development compound status in May 2006 and we anticipate filing an IND in the first half of 2007.

- **XL765** targets both PI3K and mTOR, key kinases in the PI3K signaling pathway. mTOR is a serine/threonine kinase that controls the protein translation machinery and hence cell growth. mTOR is activated by growth factors via PI3K and AKT, but is also activated in a PI3K independent fashion in response to nutrient and energy levels. Hence, in some tumors targeting both PI3K and mTOR may provide additional benefit compared to selectively targeting PI3K. XL765 is a potent inhibitor of PI3K and mTOR with excellent pharmacokinetic and pharmacodynamic properties and exhibited compelling efficacy in several preclinical xenograft models both as a single agent and in combination with chemotherapy. XL765 was advanced to development compound status in June 2006 and we anticipate filing an IND in the first half of 2007.

- **XL019** is a selective inhibitor of the cytoplasmic tyrosine kinase JAK2. JAK2 is activated by cytokine and growth factor receptors and phosphorylates members of the STAT family of inducible transcription factors. Activation of the JAK/STAT pathway promotes cell growth and survival, and is a common feature of human tumors. JAK2 is activated by mutation in the majority of patients with polycythemia vera and essential thrombocytosis and appears to drive the inappropriate growth of blood cells in these conditions. XL019 is a potent and selective JAK2 inhibitor with excellent pharmacodynamic properties and a promising safety profile. XL019 was advanced to development candidate status in July 2006 and we anticipate filing an IND in the first half of 2007.

Compounds for Metabolic and Cardiovascular Disorders

- **XL550** targets the Mineralocorticoid Receptor (MR), antagonists of which are used in the treatment of hypertension and congestive heart failure. We have developed proprietary, potent and selective non-steroidal MR antagonists that are highly effective in animal models of hypertension and congestive heart failure. They also provide protection for the vasculature. Our lead compounds, including XL550, have shown excellent oral bioavailability and drug metabolism and pharmacokinetic properties. In preclinical models, the compounds have exhibited a significantly better pharmacokinetic and pharmacodynamic profile than existing steroid drugs. We believe that these novel proprietary non-steroidal MR antagonists have the potential to offer highly effective and safe therapeutic approaches for the treatment of hypertension. In addition, we believe that these drug candidates should be effective in the treatment of congestive heart failure and for protecting the vasculature during chronic inflammatory insult. In March 2006, we entered into a collaboration agreement with Sankyo Company for the discovery, development and commercialization of novel therapies targeted against MR. Under the terms of the agreement, we granted to Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR.
- **XL335** targets the Farnesoid X Receptor (FXR) which has been shown to function as a bile acid receptor regulating genes involved in lipid, cholesterol and bile acid homeostasis. We have identified proprietary, potent and selective FXR ligands (compounds that bind to a receptor) that have good oral bioavailability and drug metabolism and pharmacokinetic properties. In rodent models of dyslipidemia, these compounds lowered triglycerides by decreasing triglyceride synthesis and secretion. In addition, they improved the high-density lipoprotein (HDL)/low-density lipoprotein (LDL) ratio and are anti-atherogenic (prevent the formation of lipid deposits in the arteries) in animal models of atherosclerosis. XL335 is also effective in models of cholestasis (a condition in which bile excretion from the liver is blocked), cholesterol gallstones and liver fibrosis. These data suggest that small molecule ligands targeting FXR should function as novel therapeutic agents for treating symptoms and disease states associated with metabolic syndrome as well as certain liver disorders. In December 2005, we licensed the FXR program to Wyeth Pharmaceuticals, a division of Wyeth. Wyeth will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds.

Corporate Collaborations

We have established collaborations with major pharmaceutical and biotechnology companies based on the strength of our technologies and biological expertise to support additional development of our proprietary products. Through these collaborations, we obtain license fees, research funding, and the opportunity to receive milestone payments and royalties from research results and subsequent product development activities. Many of our collaborations have been structured strategically to provide us with access to technology that may help to advance our internal programs while at the same time enabling us to retain rights to use these technologies in different industries.

GlaxoSmithKline

In October 2002, we established a collaboration with SmithKlineBeecham Corporation, which does business as GlaxoSmithKline, to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (i) a Product Development and Commercialization Agreement (PDA); (ii) a Stock Purchase and Stock Issuance Agreement (SPA); and (iii) a Loan and Security Agreement. Under the original PDA, GlaxoSmithKline paid us $30.0 million in an upfront fee and agreed to pay an additional $90.0 million in research and development funding over the first six years of the collaboration.

In January 2005, we amended the terms of our collaboration with GlaxoSmithKline. Under the amended PDA, GlaxoSmithKline selected a modified program election through which the focus of the collaboration is shifted to 12 internal programs at various stages of development (XL784, XL647, XL999, XL880, XL184, XL820, XL844, XL281, XL418, XL228 and two earlier stage oncology programs). Each program centers on compounds that are directed against one or more targets identified in the collaboration. Under the modified program, GlaxoSmithKline has the right to select from these programs up to two compounds at proof-of-concept (completion of Phase IIa clinical trial) or three compounds if GlaxoSmithKline extends the collaboration. If GlaxoSmithKline selects three compounds, we could receive significant acceptance milestones. The actual amount of acceptance milestones that we receive from GlaxoSmithKline will depend on the number of compounds selected and the timing of the selection of the compounds. Delays in obtaining clinical proof-of-concept for compounds subject to GlaxoSmithKline's election rights may decrease the size of any GlaxoSmithKline milestones and negatively impact our financial position. Prior to the end of a specified development term, GlaxoSmithKline retains exclusivity rights to the 32 specified targets that are encompassed by the 12 programs. However, we retain rights to all compounds not encompassed by the 12 programs selected by GlaxoSmithKline and may work on any targets with the exception of the 32 targets subject to GlaxoSmithKline's exclusivity rights.

In May 2005, we filed the third of three INDs required by the amended PDA to achieve a $30.0 million milestone, which we received from GlaxoSmithKline in May 2005. In May 2005, we also submitted two new development candidates to GlaxoSmithKline, thereby triggering an additional $5.0 million milestone, which we received in May 2005. We may also receive additional development related milestones and royalties on product sales and have certain co-promotion rights to products in North America. In addition, under the amended PDA, GlaxoSmithKline agreed to provide research funding of $47.5 million over the remaining three-year term of the collaboration, of which we have received $30.0 million through 2006. To date, we have received $65.0 million in upfront and milestone payments, $67.5 million in research and development funding, and loans in the principal amount of $85.0 million.

The terms of the amended PDA allow us to use third-party financing vehicles to fund the further clinical development of our compounds XL784, XL647 and XL999 but any such compounds developed through clinical financing vehicles continue to be subject to GlaxoSmithKline's compound selection rights. In June 2005, we entered into a transaction to fund the clinical development of XL784, XL647 and XL999 through Symphony Evolution, Inc., a third-party financing vehicle.

Pursuant to the terms of the original SPA and as a result of its modified program election, GlaxoSmithKline purchased an additional 1.0 million shares of our common stock in January 2005 at an aggregate purchase price of $11.1 million, of which $2.2 million was a premium to the then fair value of the shares. We have no further option to sell, and GlaxoSmithKline has no further obligation to purchase, additional shares of our common stock.

Bristol-Myers Squibb

In July 2001, we entered into a cancer collaboration agreement with Bristol-Myers Squibb Company. Under the terms of the collaboration, Bristol-Myers Squibb purchased 600,600 shares of our common stock in a private placement at a purchase price of $33.30 per share, for cash proceeds to the company of $20.0 million, and paid us a $5.0 million upfront license fee and agreed to provide us with $3.0 million per year in research funding for a minimum of three years. In December 2003, the cancer collaboration was extended until January 2007, at which time Bristol-Myers Squibb elected to continue the collaboration until July 2009. The goal of the extension is to increase the total number and degree of validation of cancer targets that we will deliver to Bristol-Myers Squibb. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, Bristol-Myers Squibb provided us with an upfront payment and agreed to provide increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. We will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time we granted Bristol-Myers Squibb an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR. During the research term, we expect to jointly identify drug candidates with Bristol-Myers Squibb that are ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by Bristol-Myers Squibb, Bristol-Myers Squibb has agreed to be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate. After Bristol-Myers Squibb's selection, except in certain termination scenarios described below, we would not have rights to reacquire the selected drug candidate.

Under the LXR collaboration agreement, Bristol-Myers Squibb paid us a nonrefundable upfront payment in the amount of $17.5 million and is obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. Bristol-Myers Squibb has the option to extend the research period for an additional one-year term. Under the agreement, Bristol-Myers Squibb is required to pay us development and regulatory milestones of up to $140.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones and royalties on sales of any products commercialized under the collaboration. Bristol-Myers Squibb has the option to terminate the collaboration agreement starting in January 2008, in which case Bristol-Myers Squibb's payment obligations would cease, its license relating to compounds that modulate LXR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered under the agreement.

In December 2006, we entered into a worldwide collaboration with Bristol-Myers Squibb, which became effective in January 2007, to collaborate in the discovery, development and commercialization of novel targeted therapies for the treatment of cancer. We are responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, Bristol-Myers Squibb made an upfront payment of $60.0 million to us for which we granted Bristol-Myers Squibb the right to select up to three IND candidates from six future Exelixis compounds.

For each IND candidate selected, we are entitled to receive a $20.0 million selection milestone from Bristol-Myers Squibb. Once selected, Bristol-Myers Squibb will lead the further development and commercialization of the selected IND candidates and we will equally share all development costs and profits in the United States. However, we may opt out of the co-development in which case we would receive milestones and royalties in lieu of profits from sales in the United States. Outside of the United States, Bristol-Myers Squibb will have primary responsibility for development activities and we will be entitled to receive royalties on product sales. After exercising its co-development option, Bristol-Myers Squibb may, upon notice to us, terminate the agreement as to any product containing or comprising the selected candidate. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered.

Genentech

In May 2005, we established a collaboration with Genentech, Inc. to discover and develop therapeutics for the treatment of cancer, inflammatory diseases, and tissue growth and repair. Under the terms of the agreement, we granted to Genentech a license to certain intellectual property. Genentech paid us a nonrefundable upfront license payment and is obligated to provide research and development funding over the three-year research term, totaling $16.0 million.

Under the agreement, Genentech will have primary responsibility in the field of cancer for research and development activities as well as rights for commercialization of any products. In the fields of inflammatory disease and in the fields of tissue growth and repair, we will initially have primary responsibility for research activities. After the expiration of the research term, we will have the option to elect to share a portion of the costs and profits associated with the development, manufacturing and commercialization of products in one of the fields. The research term under the agreement is three years and may be extended upon mutual consent for one-year terms. For all products under the agreement that are not elected as cost or profit sharing products, we may receive milestone and royalty payments.

In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518, a small-molecule inhibitor of MEK. Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the agreement and with the submission of an IND for XL518.

Under the terms of the agreement, we are responsible for developing XL518 through the end of a Phase I clinical study at which point Genentech has the option to co-develop XL518. If Genentech exercises its option to co-develop XL518, we will be entitled to receive an opt-in payment and we will be required to grant to Genentech an exclusive worldwide revenue-bearing license to XL518. Genentech will be responsible for all further development costs of XL518 and we will share equally in the U.S. commercialization costs. On an annual basis we are entitled to an initial equal share of U.S. profits and losses, which will decrease as sales increase, and we are also entitled to royalties on non-U.S. sales. Genentech has the right to terminate the agreement without cause at any time. If Genentech terminates the agreement without cause, all licenses that were granted to Genentech under the agreement terminate and revert to us. Additionally, we would receive, subject to certain conditions, licenses from Genentech to research, develop and commercialize reverted product candidates.

Wyeth Pharmaceuticals

In December 2005, we entered into a license agreement with Wyeth Pharmaceuticals related to compounds targeting FXR, a nuclear hormone receptor implicated in a variety of metabolic and liver disorders. Under the terms of the agreement, we granted to Wyeth an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate FXR. Wyeth paid us a nonrefundable upfront payment in the amount of $10.0 million and we received $4.5 million in November 2006 for achieving a development milestone. Wyeth is obligated to pay additional development and commercialization milestones of up to $143.0 million as well as royalties on sales of any products commercialized by Wyeth under the agreement. Wyeth will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds. Subject to certain terms and conditions, Wyeth has the option to terminate the license agreement.

Helsinn Healthcare

In June 2005, we entered into a license agreement with Helsinn Healthcare S.A. for the development and commercialization of XL119 (becatecarin). Helsinn paid us a nonrefundable upfront payment in the amount of $4.0 million and was obligated to pay development and commercialization milestones as well as royalties on worldwide sales. Helsinn assumed all costs incurred for the ongoing multi-national Phase III clinical trial for XL119 after the execution of the license agreement. In May 2006, we supplied Helsinn with certain clinical trial materials in order for Helsinn to maintain enrollment in the Phase III clinical trial for XL119. Helsinn's acceptance of the clinical trial materials triggered a $4.0 million milestone payment in June 2006. In November 2006, Helsinn discontinued the XL119 Phase III clinical trial program.

Symphony Evolution

On June 9, 2005, we entered into a series of related agreements providing for the financing of the clinical development of XL784, XL647 and XL999. Pursuant to the agreements, Symphony Evolution, Inc. (SEI) and its investors have invested $80.0 million to fund the clinical development of XL784, XL647 and XL999 and we have licensed to SEI our intellectual property rights related to these product candidates. SEI is a wholly owned subsidiary of Symphony Evolution Holdings LLC (Holdings), which provided $40.0 million in funding to SEI on June 9, 2005, and an additional $40.0 million on June 9, 2006. We continue to be primarily responsible for the development of XL784, XL647 and XL999 in accordance with specified development plans and related development budgets.

Pursuant to the agreements, we received an exclusive purchase option that gave us the right to acquire all of the equity of SEI, thereby allowing us to reacquire XL784, XL647 and XL999. In December 2006, we amended the purchase option in connection with the termination of our option to reacquire from SEI one of the three product candidates licensed to SEI. The amended purchase option allows us, at our sole election, to pay up to 100% of the purchase option exercise price in shares of our common stock. Under the original terms of the purchase option, we were only entitled to pay up to 33% of the purchase option exercise price in shares The purchase option is exercisable at any time until the earlier of June 9, 2009 or the 90th day after the date that SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million at an exercise price equal to the sum of: (i) the total amount of capital invested in SEI by Holdings and (ii) an amount equal to 25% per year on such funded capital (with respect to the initial funded capital, compounded from June 9, 2005 and, with respect to the second draw amount, compounded from June 9, 2006).

Pursuant to the agreements, we issued to Holdings two five-year warrants to purchase 1.5 million shares of our common stock at $8.90 per share. In addition, should the purchase option expire unexercised until the earlier of June 9, 2009, or the 90th day after SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million, we are obligated to issue to Holdings an additional five-year warrant to purchase 500,000 shares of our common stock at a price per share equal to 125% of the market price of our common stock at the time of expiration of the purchase option.

The product candidates licensed to SEI are subject to our collaboration with GlaxoSmithKline, and GlaxoSmithKline may continue to select at proof-of-concept for further development one or more of the product candidates, in which case we would have to repurchase the product candidates through the exercise of our purchase option. Under the terms of the amended PDA, GlaxoSmithKline has agreed to increase the acceptance milestones for the programs that are funded through SEI.

Sankyo Company

In March 2006, we entered into a collaboration agreement with Sankyo Company for the discovery, development and commercialization of novel therapies targeted against the mineralocorticoid receptor (MR), a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR. After completion of the research term, Sankyo will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds.

Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and is obligated to provide research and development funding of $3.8 million over a 15-month research term. The company and Sankyo may mutually agree to extend the research term for an additional two years. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Sankyo may terminate the agreement upon 90 days' written notice in which case Sankyo's payment obligations would cease, its license relating to compounds that modulate MR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Sankyo to research, develop and commercialize compounds that were discovered under the collaboration.

Artemis Pharmaceuticals

Artemis Pharmaceuticals, based in Cologne, Germany is a wholly owned subsidiary of the company. Its activities are directed toward providing transgenic mouse generation services, tools and related licenses to the industrial and academic community. In addition, it has two internal research programs, one dedicated to the development of transgenic approaches to produce animal-wide *in vivo* RNAi knock down in mice, and the second dedicated to the provision of humanized mouse models for drug testing purposes. The following revenues for Artemis have been derived from external customers. For the years ended December 31, 2006, and 2005, Artemis had total revenues of $7.9 million and $5.8 million, respectively, and net losses of $0.1 million and $0.6 million, respectively. As of December 31, 2006, and 2005, Artemis had total assets of $5.6 million and $2.7 million, respectively.

Manufacturing and Raw Materials

We currently do not have manufacturing capabilities necessary to enable us to produce materials for our clinical trials. Raw materials and supplies required for the production of our product candidates are generally available from multiple suppliers. However, in some instances materials are available only from one supplier. In those cases where raw materials are only available through one supplier, we manage supplies, to the extent feasible, by ordering raw materials well in advance of scheduled needs. However, clinical trial schedules may be delayed due to interruptions of raw material supplies.

Government Regulation

The following section contains some general background information regarding the regulatory environment and processes affecting our industry and is designed to illustrate in general terms the nature of our business and the potential impact of government regulations on our business. It is not intended to be comprehensive or complete. Depending on specific circumstances, the information below may or may not apply to us or any of our product candidates. In addition, the information is not necessarily a description of activities that we have undertaken in the past or will undertake in the future. The regulatory context in which we operate is complex and constantly changing.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

- preclinical laboratory and animal tests;
- submission of an IND, which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use;
- pre-approval inspection of manufacturing facilities and selected clinical investigators; and
- FDA approval of a New Drug Application (NDA), or NDA supplement, for an approval of a new indication if the product is already approved for another indication.

The testing and approval process requires substantial time, effort and financial resources.

Prior to commencing the first clinical trial with a product candidate, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- Phase I – Studies are initially conducted in a limited patient population to test the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.
- Phase II – Studies are conducted with groups of patients afflicted with a specified disease in order to provide enough data to evaluate the preliminary efficacy, optimal dosages and expanded evidence of safety. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a "Phase IIb" evaluation, which is a second, confirmatory Phase II trial that could, if positive, serve as a pivotal trial in the approval of a product candidate.
- Phase III – When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA's voluntary adverse drug reaction reporting system. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of product candidates or new diseases for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Competition

There are many companies focused on the development of small molecules and antibodies for diseases including cancer and metabolic and cardiovascular disorders. Our potential competitors include major pharmaceutical and biotechnology companies as well as agricultural companies. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may allow them to have a competitive advantage. Any products that we may develop or discover are likely to be in highly competitive markets. Many of our competitors may succeed in developing products that may render our products and those of our collaborators obsolete or noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

- efficacy, safety and reliability of our product candidates;
- timing and scope of regulatory approval;
- the speed at which we develop product candidates;
- our ability to complete preclinical testing and clinical development and obtaining regulatory approvals for product candidates;
- our ability to manufacture and sell commercial quantities of a product to the market;
- obtaining reimbursement for product use in approved indications;
- product acceptance by physicians and other health care providers;
- quality and breadth of our technology;
- skills of our employees and our ability to recruit and retain skilled employees;
- protection of our intellectual property; and
- availability of substantial capital resources to fund development and commercialization activities.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, laboratory supplies, consulting and facilities costs. Research and development expenses were $185.5 million for the year ended December 31, 2006, compared to $141.1 million for 2005 and $137.7 million for 2004.

Revenues from Significant Collaborators

In 2006, we derived 28%, 22%, 15% and 14% of our revenues from GlaxoSmithKline, Bristol-Myers Squibb, Sankyo and Wyeth, respectively.

Proprietary Rights

We have obtained licenses from various parties that give us rights to technologies that we deem to be necessary or desirable for our research and development. These licenses (both exclusive and non-exclusive) may require us to pay royalties as well as upfront and milestone payments.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

While trade secret protection is an essential element of our business and we have taken security measures to protect our proprietary information and trade secrets, we cannot give assurance that our unpatented proprietary technology will afford us significant commercial protection. We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants are also required to sign agreements obligating them to assign to us their interests in intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated, and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot ensure that employees, consultants or third parties will not breach the confidentiality provisions in our contracts, infringe or misappropriate our trade secrets and other proprietary rights or that measures we are taking to protect our proprietary rights will be adequate.

In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend ourselves against such claims, whether they are with or without merit and whether they are resolved in favor of, or against, our licensors or us, we may face costly litigation and the diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all.

Employees

As of December 31, 2006, we had 651 full-time employees worldwide, 216 of whom hold Ph.D. and/or M.D. degrees, most of whom were engaged in full-time research and development activities. We plan to hire additional staff and to expand our internal development efforts. Our success will depend upon our ability to attract and retain qualified employees. We face competition in this regard from other companies in the biotechnology, pharmaceutical and high technology industries, as well as research and academic institutions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Available Information

We were incorporated in Delaware in November 1994 as Exelixis Pharmaceuticals, Inc., and we changed our name to Exelixis, Inc. in February 2000.

We maintain a site on the worldwide web at www.exelixis.com; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, copies of our filings with the SEC are available at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the worldwide web that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this report and our other reports filed with the SEC, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by or on behalf of us. The risks and uncertainties described below are not the only ones facing the company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occur, our business could be harmed.

Risks Related to Our Need for Additional Financing and Our Financial Results

If additional capital is not available to us, we would be forced to delay, reduce or eliminate our product development programs or commercialization efforts and we may breach our financial covenants.

We will need to raise additional capital to:

- fund our operations and clinical trials;
- continue our research and development efforts; and
- commercialize our product candidates, if any such candidates receive regulatory approval for commercial sale.

As of December 31, 2006, we had $263.2 million in cash and cash equivalents and short-term and long-term marketable securities, which included investments held by SEI of $55.1 million and restricted cash and investments of $9.6 million. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following December 31, 2006. However, our future capital requirements will be substantial and will depend on many factors that may require us to consume available capital resources significantly sooner than we currently anticipate. These factors include:

- the timing and progress of the clinical development of our product candidates XL647, XL999 and XL784, which are out-licensed to SEI – If any of the Phase II clinical trials for XL647, XL999 or XL784 show positive results that support our further clinical development of any such product candidate, we must, if we decide to further develop such product candidate(s), reacquire all three product candidates from SEI through the exercise of our exclusive purchase option, which is described in this report. Under our amended purchase option agreement with SEI, we cannot repurchase a single promising product candidate from SEI without also repurchasing the other two product candidates. The purchase price, which may be paid in cash and/or stock, would be equal to the sum of (i) the total amount of capital invested in SEI by its investors (i.e., $80.0 million) and (ii) an amount equal to 25% per year on such funded capital, subject to specified adjustments;
- whether and when GlaxoSmithKline selects at proof-of-concept (i.e., at or around the end of Phase IIa clinical trials) for further development XL647, XL999 or XL784, which would require us to repurchase all three product candidates through the exercise of our purchase option – GlaxoSmithKline has the right to select for further clinical development at proof-of-concept any of the product candidates licensed to SEI. If GlaxoSmithKline selects any of the product candidates licensed to SEI, we would be forced to repurchase all three product candidates licensed to SEI through the exercise of our purchase option in order to satisfy our contractual obligations under the GlaxoSmithKline collaboration agreement;
- the amount of any selection milestones received from GlaxoSmithKline as a result of a product candidate selection by GlaxoSmithKline compared to the amount we are required to pay to reacquire XL647, XL999 and XL784 through the exercise of our purchase option – Under our collaboration

agreement with GlaxoSmithKline, a product candidate selection by GlaxoSmithKline would trigger milestone payments. The size of these milestone payments depends largely on how quickly we can advance product candidates to proof-of-concept. Delays in obtaining clinical proof-of-concept for XL647, XL999 or XL784 may significantly decrease the size of any GlaxoSmithKline milestones, which may therefore cover only a small portion of the SEI repurchase price. In addition, any milestone(s) received from GlaxoSmithKline will be reduced by $36.0 million to account for a milestone that GlaxoSmithKline advanced to us in 2005 as part of an amendment to the product development and commercialization agreement;

- whether any milestone payments from GlaxoSmithKline relate to a product candidate licensed to SEI (i.e., XL647, XL999 and XL784) - Under our loan and security agreement with GlaxoSmithKline, any milestone payments relating to product candidates not licensed to SEI must be used to pay down our loan with GlaxoSmithKline as long as the loan is outstanding. As of December 31, 2006, the aggregate principal and interest outstanding under our GlaxoSmithKline loan was $95.2 million;
- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements as well as our ability to enter into new collaboration agreements, licensing agreements and other arrangements that provide for additional payments;
- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;
- the progress and scope of our collaborative and independent clinical trials and other research and development projects;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- our ability to share the costs of our clinical development efforts with third parties;
- the cost and timing of regulatory approvals;
- the cost of clinical and research supplies of our product candidates;
- the effect of competing technological and market developments;
- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights;
- the cost of any acquisitions of or investments in businesses, products and technologies; and
- the cost and timing of establishing or contracting for sales, marketing and distribution capabilities.

One or more of these factors or changes to our current operating plan may require us to consume available capital resources significantly sooner than we expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our existing stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are unfavorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms. If we raise additional funds through collaboration arrangements with third parties, it will be necessary to relinquish some rights to our technologies or product candidates, or we may be required to grant licenses on terms that are unfavorable to us.

In addition, we will have to obtain additional funding in order to stay in compliance with financial covenants contained in agreements with third parties. For example, as part of our collaboration with GlaxoSmithKline, we entered into a loan and security agreement, dated October 28, 2002, which, as amended, contains financial covenants pursuant to which our "working capital" (the amount by which our current assets exceed our current liabilities as defined by the agreement) must not be less than $25.0 million and our "cash and investments" (total cash, cash equivalents and investments as defined by the agreement, which excludes restricted cash) must not be less than $50.0 million. As of December 31, 2006, our "working capital" was $150.8 million and our "cash and investments" were $253.5 million. If we were to default on the financial covenants under the loan and security agreement, GlaxoSmithKline may, among other remedies, declare immediately due and payable all obligations under the loan and security agreement. Outstanding borrowings and accrued interest under the loan and security agreement totaled $95.2 million at December 31, 2006.

If we cannot raise additional capital in order to remain in compliance with our financial covenants or if we are unable to renegotiate such covenants and the lender exercises its remedies under the agreement, we would not be able to operate under our current operating plan.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

We have incurred net losses each year since our inception, including a net loss of $101.5 million for the twelve-month period ended December 31, 2006. As of that date, we had an accumulated deficit of $705.3 million. We expect these losses to continue and anticipate negative operating cash flow for the foreseeable future. We have not yet completed the development, including obtaining regulatory approval, of any of our pharmaceutical product candidates and, consequently, have not generated revenues from the sale of pharmaceutical products. Except for revenues associated with the transgenic mouse business of our German subsidiary, Artemis, our only revenues to date are license revenues and revenues under contracts with our partners. The size of our net losses will depend, in part, on the rate of growth, if any, in our license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative expenses have exceeded our revenues to date, and we expect to spend significant additional amounts to fund research and development in order to enhance our technologies and undertake product development. We currently have numerous product candidates in various stages of clinical development and we anticipate filing additional IND applications for additional product candidates within the next 12 months. As a result, we expect that our operations will continue to increase, and, consequently, we will need to generate significant additional revenues to achieve profitability. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do increase our revenues and achieve profitability, we may not be able to maintain or increase profitability.

We have licensed the intellectual property, including commercialization rights, to our product candidates XL647, XL999 and XL784 to SEI and will not receive any future royalties or revenues with respect to these product candidates unless we exercise our option to acquire these product candidates in the future. We may not have the financial resources to exercise this option or sufficient clinical data in order to determine whether we should exercise this option.

We have licensed to SEI our intellectual property rights, including commercialization rights, to our product candidates XL647, XL999 and XL784 in exchange for SEI's investment of $80.0 million to advance the clinical development of XL647, XL999 and XL784. In exchange for this investment and for five-year warrants to purchase shares of our common stock, we received an exclusive purchase option to acquire all of the equity of SEI, thereby allowing us to reacquire the product candidates, including any associated intellectual property rights and commercialization rights. We may, at our sole discretion, exercise this purchase option at any time until the earlier of June 9, 2009 or the 90th day after the date that SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million. The purchase option exercise price is equal to the sum of: (i) the total amount of capital invested in SEI by its investors and (ii) an amount equal to 25% per year on such funded capital, subject to specified adjustments. The option exercise price may be paid in cash and/or common stock, at our sole discretion.

If we elect to exercise the purchase option, we will be required to make a substantial cash payment and/or to issue a substantial number of shares of our common stock, or enter into a financing arrangement or license arrangement with one or more third parties, or some combination of the foregoing. A payment in cash would reduce our capital resources. A payment in shares of our common stock could result in dilution to our stockholders at that time. Other financing or licensing alternatives may be expensive or impossible to obtain. If we do not exercise the purchase option prior to its expiration, our rights to purchase all of the equity in SEI and to reacquire XL647, XL999 and XL784 will terminate. We may not have the financial resources to exercise the option, which may result in our loss of these rights. Additionally, we may not have sufficient clinical data in order to determine whether we should exercise the option.

In addition, under our collaboration with GlaxoSmithKline, GlaxoSmithKline may continue to select at proof-of-concept for further development one or more of the product candidates licensed to SEI, in which case we would be required under our amended purchase option agreement with SEI to repurchase all product candidates licensed to SEI through the exercise of our purchase option. If, after receiving any selection milestones from GlaxoSmithKline, we are unable to pay the repurchase price for the purchase option from cash and/or delivery of our common stock, we could be in breach of our collaboration agreement with GlaxoSmithKline. In the event of such breach, GlaxoSmithKline could terminate the collaboration and, among other remedies, declare all amounts under our loan facility with GlaxoSmithKline immediately due and payable, which would harm our business.

Risks Related to Development of Product Candidates

Clinical testing of our product candidates is a lengthy, costly and uncertain process and may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

Clinical trials are inherently risky and may reveal that our product candidates are ineffective or have unacceptable toxicity or other side effects that may significantly decrease the likelihood of regulatory approval. The results of preliminary studies do not necessarily predict clinical or commercial success, and later-stage clinical trials may fail to confirm the results observed in earlier-stage trials or preliminary studies. Although we have established timelines for manufacturing and clinical development based on existing knowledge of our compounds in development and industry metrics, we may not be able to meet those timelines.

We may experience numerous unforeseen events during, or as a result of, clinical testing that could delay or prevent commercialization of our product candidates, including:

- our product candidates may not prove to be efficacious or may cause harmful side effects;
- negative or inconclusive clinical trial results may require us to conduct further testing or to abandon projects that we had expected to be promising;
- patient registration or enrollment in our clinical testing may be lower than we anticipate, resulting in the delay or cancellation of clinical testing; and
- regulators or institutional review boards may not authorize, delay, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their determination that participating patients are being exposed to unacceptable health risks.

If any of these events were to occur and, as a result, we were to have significant delays in or termination of our clinical testing, our expenses could increase and our ability to generate revenue from the affected product candidates could be impaired, which would adversely impact our financial results.

We have limited experience in conducting clinical trials and may not be able to rapidly or effectively continue the further development of our compounds or meet current or future requirements identified based on our discussions with the FDA. We do not know whether our planned clinical trials will begin on time, will be completed on schedule, or at all, will be sufficient for registration of these compounds or will result in approvable products.

Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of factors relating to the clinical trial, including, among others:

- the number of patients that ultimately participate in the clinical trial;
- the duration of patient follow-up that is appropriate in view of the results;
- the number of clinical sites included in the trials; and
- the length of time required to enroll suitable patient subjects.

Our research and clinical testing may be delayed or abandoned if we or our competitors subsequently discover other compounds that we believe show significantly improved safety or efficacy compared to our product candidates, which could limit our ability to generate revenues, cause us to incur additional expense and cause the market price of our common stock to decline significantly.

Serious adverse cardiovascular events observed in the XL999 clinical program may result in significant delays or termination of clinical testing, which could cause our stock price to decline.

In November 2006, we suspended enrollment of new patients into the XL999 program after a preliminary review of patient data relating to adverse events for the month of October 2006 showed an increase in the rate of serious cardiovascular events compared to the period prior to October 2006. The FDA concurred with our decision and, on December 1, 2006 placed the XL999 clinical program on partial clinical hold, allowing only enrolled patients to continue to receive XL999. We do not know when or if we will resume enrollment in the Phase II clinical program.

We may experience a number of events that could continue to delay or prevent development of XL999, including:

- the FDA may not lift the partial hold on the XL999 program;
- analysis of data from the XL999 program may show that XL999 cannot be administered safely at a therapeutic dose;
- additional serious adverse events in the XL999 program;
- failure to resume enrollment in the XL999 program in a timely manner or at all;
- regulators or institutional review boards may not authorize or may delay, suspend or terminate the clinical trial program for XL999 due to the observed adverse cardiovascular or other effects; and
- any disagreements between SEI and the company regarding the further clinical development of XL999.

In addition, because the size of acceptance milestones is reduced over time under our agreement with GlaxoSmithKline, delays in the clinical development of XL999 may result in reduced acceptance milestone payments if GlaxoSmithKline selects XL999 for further clinical development. The occurrence of any of the foregoing events could delay or prevent commercialization of XL999 and harm our business and financial condition.

Risks Related to Our Relationships with Third Parties

Disagreements between SEI and us regarding the development of our product candidates XL647, XL999 and XL784 may cause significant delays and other impediments in the development of these product candidates, which could negatively affect the value of these product candidates.

We have licensed to SEI our intellectual property rights, including commercialization rights, to our product candidates XL647, XL999 and XL784 in exchange for SEI's investment of $80.0 million to advance the clinical development of XL647, XL999 and XL784. We are responsible for developing XL647, XL999 and XL784 in accordance with a specified development plan and related development budget. Our development activities are supervised by SEI's development committee, which is comprised of an equal number of representatives from Exelixis and SEI. If the development committee cannot resolve a particular development issue, the issue will be referred to the chief executive officers of Exelixis and SEI. Any disagreements between SEI and us regarding a development decision may cause significant delays in the development and commercialization of our product candidates XL647, XL999 and XL784 as well as lead to development decisions that do not reflect our interests. Any such delays or development decisions not in our interest could negatively affect the value of XL647, XL999 and XL784.

We are dependent upon our collaborations with major companies. If we are unable to achieve milestones, develop products or renew or enter into new collaborations, our revenues may decrease and our activities may fail to lead to commercialized products.

We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements. In addition, some of our collaborations are exclusive and preclude us from entering into additional collaboration arrangements with other parties in the area or field of exclusivity. Future collaborations may require us to relinquish some important rights, such as marketing and distribution rights.

If these agreements or agreements with other partners are not renewed or are terminated early, whether unilaterally or by mutual agreement, or if we are unable to enter into new collaboration agreements on commercially acceptable terms, our revenues and product development efforts could suffer. For example, our agreement with Pharmacia Corporation terminated by mutual agreement in February 2002, which eliminated the opportunity for us to earn approximately $9.0 million in research revenue in 2002 and 2003. Similarly, our collaboration with GlaxoSmithKline is scheduled to expire in October 2008 but became subject to earlier termination at the discretion of GlaxoSmithKline starting in 2005. Our agreements with Bristol-Myers Squibb and Wyeth also contain early termination provisions. In addition, from time to time we review and assess certain aspects of our collaborations, partnerships and agreements and may amend or terminate, either by mutual agreement or pursuant to any applicable early termination provisions, such collaborations, partnerships or agreements if we deem them to be no longer in our economic or strategic interests. For example, in March 2005, we agreed with Bayer CropScience LP to terminate the research term under our collaboration with Bayer CropScience in order to allow us to focus on our core business. We may not be able to enter into new collaboration agreements on similar or superior financial terms to offset the loss of revenue from the termination or expiration of any of our existing arrangements, and the timing of new collaboration agreements may have a material adverse effect on our ability to continue to successfully meet our objectives.

Conflicts with our collaborators could jeopardize the outcome of our collaboration agreements and our ability to commercialize products.

We are conducting proprietary research programs in specific disease, therapeutic modality and agricultural product areas that are not covered by our collaboration agreements. Our pursuit of opportunities in pharmaceutical and agricultural markets could result in conflicts with our collaborators in the event that any of our collaborators takes the position that our internal activities overlap with those areas that are exclusive to our collaboration agreements, and we should be precluded from such internal activities. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. In addition, our collaboration agreements may have provisions that give rise to disputes regarding the respective rights and obligations of the parties, including the rights of collaborators with respect to our internal programs and disease area research. Any conflict with or among our collaborators could lead to the termination of our collaborative agreements, delay collaborative activities, impair our ability to renew agreements or obtain future collaboration agreements or result in litigation or arbitration and would negatively impact our relationship with existing collaborators. If our collaborators fail to develop or commercialize any of our compounds or product candidates, we would not receive any future royalties or milestone payments for such compounds or product candidates. We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their contractual obligations. Also, our collaboration agreements may be subject to early termination by mutual agreement. Further, our collaborators may elect not to develop products arising out of our collaboration arrangements, may experience financial difficulties, may undertake business combinations or significant changes in business strategy that adversely affect their willingness or ability to complete their obligations under any arrangement with us or may fail to devote sufficient resources to the development, manufacture, marketing or sale of such products. Certain of our collaborators could also become competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain necessary regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of our products, our product development efforts could be delayed or otherwise adversely effected and may fail to lead to commercialized products.

If third parties upon which we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties we do not control such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

We lack the capability to manufacture compounds for clinical trials and rely on third parties to manufacture our product candidates, and we may be unable to obtain required material in a timely manner, at an acceptable cost or at a quality level required to receive regulatory approval.

We currently do not have the manufacturing capabilities or experience necessary to enable us to produce materials for our clinical trials. We rely on collaborators and third-party contractors to produce our compounds for preclinical and clinical testing. These suppliers must comply with applicable regulatory requirements, including the FDA's current Good Manufacturing Practices, or GMP. Our current and anticipated future dependence upon these third-party manufacturers may adversely affect our future profit margins and our ability to develop and commercialize product candidates on a timely and competitive basis. These manufacturers may not be able to produce material on a timely basis or manufacture material at the quality level or in the quantity required to meet our development timelines and applicable regulatory requirements. We may not be able to maintain or renew our existing third-party manufacturing arrangements, or enter into new arrangements, on acceptable terms, or at all. Our third-party manufacturers could terminate or decline to renew our manufacturing arrangements based on their own business priorities, at a time that is costly or inconvenient for us. If we are unable to contract for the production of materials in sufficient quantity and of sufficient quality on acceptable terms, our clinical trials may be delayed. Delays in preclinical or clinical testing could delay the filing of our INDs and the initiation of clinical trials.

Our third-party manufacturers may not be able to comply with the GMP regulations, other applicable FDA regulatory requirements or similar regulations applicable outside of the United States. Additionally, if we are required to enter into new supply arrangements, we may not be able to obtain approval from the FDA of any alternate supplier in a timely manner, or at all, which could delay or prevent the clinical development and commercialization of any related product candidates. Failure of our third-party manufacturers or us to obtain approval from the FDA or to comply with applicable regulations could result in sanctions being imposed on us, including fines, civil penalties, delays in or failure to grant marketing approval of our product candidates, injunctions, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products and compounds, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

Materials necessary to manufacture some of our compounds currently under development may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of these compounds.

Some of the materials necessary for the manufacture of our compounds under development may, from time to time, be available either in limited quantities, or from a limited number of manufacturers, or both. Our contract manufacturers need to obtain these materials for our clinical trials and, potentially, for commercial distribution when and if we obtain marketing approval for these compounds. Suppliers may not sell us these materials at the time we need them or on commercially reasonable terms. If we are unable to obtain the materials needed to conduct our clinical trials, product testing and potential regulatory approval could be delayed, adversely affecting our ability to develop the product candidates. Similarly, if we are unable to obtain critical manufacturing materials after regulatory approval has been obtained for a product candidate, the commercial launch of that product candidate could be delayed or there could be a shortage in supply, which could materially affect our ability to generate revenues from that product candidate. If suppliers increase the price of manufacturing materials, the price for one or more of our products may increase, which may make our products less competitive in the marketplace. If it becomes necessary to change suppliers for any of these materials or if any of our suppliers experience a shutdown or disruption at the facilities used to produce these materials, due to technical, regulatory or other reasons, it could harm our ability to manufacture our products.

Risks Related to Regulatory Approval of Our Product Candidates

Our product candidates are subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize products.

Our product candidates, as well as the activities associated with their research, development and commercialization, are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate would prevent us from commercializing that product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction and have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of obtaining regulatory approvals is expensive, and often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Before a new drug application can be filed with the FDA, the product candidate must undergo extensive clinical trials, which can take many years and may require substantial expenditures. Any clinical trial may fail to produce results satisfactory to the FDA. For example, the FDA could determine that the design of a clinical trial is inadequate to produce reliable results. The regulatory process also requires preclinical testing, and data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review. Changes in regulatory approval policy, regulations or statutes or the process for regulatory review during the development or approval periods of our product candidates may cause delays in the approval or rejection of an application. Even if the FDA or a comparable authority in another country approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. These agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

Risks Related to Commercialization of Products

The commercial success of any products that we may develop will depend upon the degree of market acceptance of our products among physicians, patients, health care payors, private health insurers and the medical community.

Our ability to commercialize any products that we may develop will be highly dependent upon the extent to which these products gain market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate adequate product revenues, and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend upon a number of factors, including:

- the effectiveness, or perceived effectiveness, of our products in comparison to competing products;
- the existence of any significant side effects, as well as their severity in comparison to any competing products;
- potential advantages over alternative treatments;
- the ability to offer our products for sale at competitive prices;
- relative convenience and ease of administration;
- the strength of marketing and distribution support; and
- sufficient third-party coverage or reimbursement.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

We have no experience as a company in the sales, marketing and distribution of pharmaceutical products and do not currently have a sales and marketing organization. Developing a sales and marketing force would be expensive and time-consuming, could delay any product launch, and we may never be able to develop this capacity. To the extent that we enter into arrangements with third parties to provide sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenues.

If we are unable to obtain adequate coverage and reimbursement from third-party payors for any products that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize any products that we may develop will be highly dependent on the extent to which coverage and reimbursement for our products will be available from third-party payors, including governmental payors, such as Medicare and Medicaid, and private health insurers, including managed care organizations and group purchasing organizations. Many patients will not be capable of paying themselves for some or all of the products that we may develop and will rely on third-party payors to pay for, or subsidize, their medical needs. If third-party payors do not provide coverage or reimbursement for any products that we may develop, our revenues and prospects for profitability will suffer. In addition, even if third-party payors provide some coverage or reimbursement for our products, the availability of such coverage or reimbursement for prescription drugs under private health insurance and managed care plans often varies based on the type of contract or plan purchased.

A primary trend in the United States health care industry is toward cost containment. In December 2003, the President signed into law legislation creating a prescription drug benefit program for Medicare recipients. The new prescription drug program may have the effect of reducing the prices that we are able to charge for products we develop and sell through plans under the program. The new prescription drug program may also cause third-party payors other than the federal government, including the States under the Medicaid program, to discontinue coverage for products we develop or to lower the price that they will pay.

Proponents of drug reimportation may attempt to pass legislation, which would allow direct reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, it could decrease the price we receive for any products that we may develop, thereby negatively affecting our revenues and prospects for profitability.

In addition, in some foreign countries, particularly the countries in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, price negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement and/or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in the commercialization of our product candidates. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost-control initiatives could decrease the price we might establish for products that we may develop, which would result in lower product revenues to us.

Our competitors may develop products and technologies that make our products and technologies obsolete.

The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of kinase-targeted therapies is a rapidly evolving and competitive field. We face, and will continue to face, intense competition from large biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. Some of our competitors have entered into collaborations with leading companies within our target markets, including some of our existing collaborators. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us, which would impair our ability to commercialize our product candidates. Our future success will depend upon our ability to maintain a competitive position with respect to technological advances. Any products that are developed through our technologies will compete in highly competitive markets. Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have greater capital resources, larger research and development staff and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies and products, and those of our collaborators, obsolete and noncompetitive. In addition, there may be product candidates of which we are not aware at an earlier stage of development that may compete with our product candidates.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of these product candidates are approved by the FDA or other regulatory agencies for commercial sale, we will need to manufacture them in larger quantities. We may not be able to successfully increase the manufacturing capacity, whether in collaboration with third-party manufacturers or on our own, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high-quality manufacturing. The failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our success will depend in part upon our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will continue to apply for patents covering our technologies and products as and when we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the production, manufacture, commercialization or use of our product candidates. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged or invalidated or may fail to provide us with any competitive advantages, if, for example, others were the first to invent or to file patent applications for these inventions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to "work" the invention in that country or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life-saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement. We rely on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize products.

Our commercial success depends in part upon our ability to avoid infringing patents and proprietary rights of third parties and not to breach any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes and gene fragments, techniques and methodologies relating to model systems and products and technologies that we have developed or intend to develop. If patents covering technologies required by our operations are issued to others, we may have to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, and may require us to pay substantial royalties, grant a cross-license to some of our patents to another patent holder or redesign the formulation of a product candidate so that we do not infringe third-party patents, which may be impossible to obtain or could require substantial time and expense.

Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that use of such technologies infringes on their patents. Regardless of their merit, such claims could require us to incur substantial costs, including the diversion of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

We may be subject to damages resulting from claims that we, our employees or independent contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and independent contractors were previously employed at universities, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, independent contractors or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel and/or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

Risks Related to Employees, Growth and Location

The loss of key personnel or the inability to attract and retain additional personnel could impair our ability to expand our operations.

We are highly dependent upon the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives and the continuation of existing collaborations. Also, we do not currently have sufficient clinical development personnel to fully execute our business plan. Recruiting and retaining qualified clinical and scientific personnel will be critical to support activities related to advancing our clinical and preclinical development programs, and supporting our collaborative arrangements and our internal proprietary research and development efforts. Competition is intense for experienced clinical personnel, and we may be unable to retain or recruit clinical personnel with the expertise or experience necessary to allow us to pursue collaborations, develop our products and core technologies or expand our operations to the extent otherwise possible. Further, all of our employees are employed "at will" and, therefore, may leave our employment at any time.

Our collaborations with outside scientists may be subject to restriction and change.

We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These advisors and collaborators are not our employees and may have other commitments that limit their availability to us. Although they generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

Difficulties we may encounter managing our growth may divert resources and limit our ability to successfully expand our operations.

We have experienced a period of rapid and substantial growth that has placed, and our anticipated growth in the future will continue to place, a strain on our research, administrative and operational infrastructure. As our operations expand, we will need to continue to manage multiple locations and additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth effectively requires us to continue to improve our reporting systems and procedures as well as our operational, financial and management controls. In addition, SEC rules and regulations have increased the internal control and regulatory requirements under which we operate. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner to meet future requirements.

Our headquarters are located near known earthquake fault zones, and the occurrence of an earthquake or other disaster could damage our facilities and equipment, which could harm our operations.

Given our headquarters' location in South San Francisco, California, our facilities are vulnerable to damage from earthquakes. We currently do not carry earthquake insurance. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events since any insurance we may maintain may not be adequate to cover our losses. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Security breaches may disrupt our operations and harm our operating results.

Our network security and data recovery measures may not be adequate to protect against computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Environmental and Product Liability

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

We face potential product liability exposure far in excess of our limited insurance coverage.

We may be held liable if any product we or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling or testing our products. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, if insurance coverage becomes more expensive, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits for claims based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall.

Risks Related to Our Common Stock

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which we cannot control, could subject our operating results and stock price to volatility, including:

- recognition of upfront licensing or other fees;
- payments of non-refundable upfront or licensing fees to third parties;
- acceptance of our technologies and platforms;
- the success rate of our discovery efforts leading to milestone payments and royalties;
- the introduction of new technologies or products by our competitors;
- the timing and willingness of collaborators to commercialize our products;
- our ability to enter into new collaborative relationships;
- the termination or non-renewal of existing collaborations;
- the timing and amount of expenses incurred for clinical development and manufacturing of our product candidates;
- the impairment of acquired goodwill and other assets; and
- general and industry-specific economic conditions that may affect our collaborators' research and development expenditures.

A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed in the short term. In addition, we expect operating expenses to increase significantly as we move more compounds into clinical development. Accordingly, if our revenues decline or do not grow as anticipated due to the expiration or termination of existing contracts, our failure to obtain new contracts or our inability to meet milestones or because of other factors, we may not be able to correspondingly reduce our operating expenses. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. As a result, in some future quarters, our operating results may not meet the expectations of stock market analysts and investors, which could result in a decline in the price of our common stock.

Our stock price may be extremely volatile.

The trading price of our common stock has been highly volatile, and we believe the trading price of our common stock will remain highly volatile and may fluctuate substantially due to factors such as the following:

- adverse results or delays in clinical trials;
- announcement of FDA approval or non-approval, or delays in the FDA review process, of our or our collaborators' product candidates or those of our competitors or actions taken by regulatory agencies with respect to our, our collaborators' or our competitors' clinical trials;
- the announcement of new products by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- litigation, including intellectual property infringement lawsuits, involving us;
- failure to achieve operating results projected by securities analysts;
- changes in earnings estimates or recommendations by securities analysts;
- financing transactions;
- developments in the biotechnology or pharmaceutical industry;
- sales of large blocks of our common stock or sales of our common stock by our executive officers, directors and significant stockholders;
- departures of key personnel or board members;
- developments concerning current or future collaborations;
- FDA or international regulatory actions;
- third-party reimbursement policies;
- acquisitions of other companies or technologies;
- disposition of any of our subsidiaries, technologies or compounds; and
- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These factors, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources, which could have a material and adverse effect on our business.

We are exposed to risks associated with acquisitions.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to:

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies;
- diversion of management's attention from other operational matters;
- the potential loss of key employees;
- the potential loss of key collaborators;
- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition; and
- acquired intangible assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired company.

Mergers and acquisitions are inherently risky, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

Future sales of our common stock may depress our stock price.

If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants) in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For example, following an acquisition, a significant number of shares of our common stock held by new stockholders may become freely tradable or holders of registration rights could cause us to register their shares for resale. Sales of these shares of common stock held by existing stockholders could cause the market price of our common stock to decline.

Some of our existing stockholders can exert control over us, and their interests could conflict with the best interests of our other stockholders.

Due to their combined stock holdings, our officers, directors and principal stockholders (stockholders holding more than 5% of our common stock), acting together, may be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that would not be widely viewed as beneficial.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent or deter attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and bylaws may discourage, delay or prevent an acquisition of our company, a change in control, or attempts by our stockholders to replace or remove members of our current Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- a classified Board of Directors;

- a prohibition on actions by our stockholders by written consent;
- the inability of our stockholders to call special meetings of stockholders;
- the ability of our Board of Directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors;
- limitations on the removal of directors; and
- advance notice requirements for director nominations and stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease an aggregate of 367,973 square feet of office and laboratory facilities. In California, we lease 327,980 square feet in our South San Francisco and San Diego locations. The South San Francisco location, which is comprised of five buildings totaling 296,205 square feet, is covered by three lease agreements. The first two leases covering three buildings for a total of 180,967 square feet expire in 2017, with two five-year options to extend their respective terms prior to expiration. The third lease covering two buildings for a total of 115,238 square feet expires in 2018. In our San Diego location, we lease 31,775 square feet under a month-to-month lease, with a nine-month termination notice.

In Portland, Oregon, we lease 17,860 square feet of office and laboratory space. The lease expires in February 2009 but we may terminate it earlier effective March 2008.

In Köln, Germany, we lease an aggregate of 22,133 square feet of office and laboratory space under two leases. These leases expire in 2007 and 2008, with options to renew for an additional term of three to four years.

In addition to our leased facilities, we own a 15-acre farm in Woodburn, Oregon. Greenhouse capacity at the farm currently totals 50,000 square feet.

We believe that our existing facilities, both leased and owned, have sufficient space to accommodate our current needs and also provide for the expansion of our operations for the near term.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol "EXEL" since April 11, 2000. The following table sets forth, for the periods indicated, the high and low intraday sales prices for our common stock as reported by the Nasdaq Global Select Market:

	Common Stock Price	
	High	Low
Quarter ended December 31, 2006	$10.65	$7.81
Quarter ended September 30, 2006	$10.24	$7.53
Quarter ended June 30, 2006	$12.49	$9.00
Quarter ended March 31, 2006	$12.21	$9.22
Quarter ended December 31, 2005	$ 9.96	$6.53
Quarter ended September 30, 2005	$ 9.37	$7.10
Quarter ended June 30, 2005	$ 8.57	$6.51
Quarter ended March 31, 2005	$ 9.69	$6.02

On February 20, 2007, the last reported sale price on the Nasdaq Global Select Market for our common stock was $11.33 per share.

Holders

As of February 20, 2007, there were approximately 688 stockholders of record of Exelixis common stock.

Dividends

Since inception, we have not paid dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and currently do not plan to pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the company under the Securities Act of 1933, as amended or the Exchange Act.

The following graph compares, for the five year period ended December 31, 2006, the cumulative total stockholder return for our common stock, the Nasdaq Stock Market (U.S. companies) Index (the "Nasdaq Market Index") and the Nasdaq Biotech Index. The graph assumes that $100 were invested on December 31, 2001 in the common stock of the company, the Nasdaq Market Index and the Nasdaq Biotech Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Cumulative Total Return
140
120
100
80
60
40
20
0
12/31/01
03/31/02
06/30/02
09/30/02
12/31/02
03/31/03
06/30/03
09/30/03
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
Period Ending
Exelixis, Inc.
Nasdaq Market Index
Nasdaq Biotech Index

	12/31/01	03/31/02	06/30/02	09/30/02	12/31/02	03/31/03	06/30/03
Exelixis, Inc.	100	83	45	30	48	40	41
Nasdaq Market Index	100	95	75	60	68	69	83
Nasdaq Biotech Index	100	85	56	53	55	56	74

	09/30/03	12/31/03	03/31/04	06/30/04	09/30/04	12/31/04	03/31/05
Exelixis, Inc.	43	42	51	61	48	57	41
Nasdaq Market Index	92	103	102	105	97	112	103
Nasdaq Biotech Index	79	80	86	84	79	85	72

	06/30/05	09/30/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06
Exelixis, Inc.	45	46	57	72	60	52	54
Nasdaq Market Index	105	110	113	120	111	116	124
Nasdaq Biotech Index	76	86	87	93	82	83	88

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our audited consolidated financial statements. The financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$ 98,670	$ 75,961	$ 52,857	$ 51,540	$ 44,322
Operating expenses:					
Research and development(1)	185,481	141,135	137,724	127,622	112,014
General and administrative(2)	39,123	27,731	20,905	18,586	18,758
Amortization of goodwill and intangibles	820	1,086	779	666	666
Restructuring charge	—	—	2,275	925	708
Acquired in-process research and development	—	—	26,376	—	—
Total operating expenses	225,424	169,952	188,059	147,799	132,146
Loss from operations	(126,754)	(93,991)	(135,202)	(96,259)	(87,824)
Total other income (expense)	3,565	(819)	(2,043)	1,140	3,290
Loss from continuing operations before income taxes and noncontrolling interest in Symphony Evolution, Inc.	(123,189)	(94,810)	(137,245)	(95,119)	(84,534)
Provision (benefit) for income taxes	—	—	—	(345)	345
Loss from continuing operations before noncontrolling interest in Symphony Evolution, Inc.	(123,189)	(94,810)	(137,245)	(94,774)	(84,879)
Loss attributed to noncontrolling interest in Symphony Evolution, Inc.	21,697	10,406	—	—	—
Loss from continuing operations	(101,492)	(84,404)	(137,245)	(94,774)	(84,879)
Loss from operations of discontinued segment	—	—	—	—	(1,251)
Net loss	$(101,492)	$(84,404)	$(137,245)	$(94,774)	$(86,130)
Loss per share from continuing operations	$ (1.17)	$ (1.07)	$ (1.89)	$ (1.45)	$ (1.50)
Loss per share from discontinued operations	—	—	—	—	(0.02)
Net loss per share, basic and diluted	$ (1.17)	$ (1.07)	$ (1.89)	$ (1.45)	$ (1.52)
Shares used in computing basic and diluted net loss per share	86,602	78,810	72,504	65,387	56,615

(1) Amount for 2006 includes $11.2 million in employee stock-based compensation under Statement of Financial Accounting Standards No. 123 (revised 2004), "Shared-Based Payment" (SFAS 123R).

(2) Amount for 2006 includes $6.3 million in employee stock-based compensation under SFAS 123R.

	December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents, marketable securities, investments held by Symphony Evolution, Inc. and restricted cash and investments	$ 263,180	$ 210,499	$ 171,223	$ 241,930	$ 221,987
Working capital	150,814	86,463	89,597	179,595	175,209
Total assets	395,417	332,712	291,340	357,794	339,113
Long-term obligations, less current portion	128,565	121,333	144,491	102,411	65,372
Accumulated deficit	(705,269)	(603,777)	(519,373)	(382,128)	(287,354)
Total stockholders' equity	52,540	33,543	50,671	161,482	175,920

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are committed to developing innovative therapies for cancer and other serious diseases. Through our drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products.

Utilizing our library of more than four million compounds, we integrate high-throughput processes, medicinal chemistry, bioinformatics, structural biology, and early *in vivo* testing in parallel to characterize thousands of compounds, a process that is designed to enable us to move with speed in research and development. This approach allows us to select highly qualified drug candidates that meet our extensive list of development criteria from a large pool of compounds.

To date, we have filed 11 investigational new drug applications (INDs). We believe that our deep pool of drug candidates will enable us to continue to file multiple new INDs each year for the foreseeable future. As our compounds advance into clinical development, we expect to generate a critical mass of data that will help us to understand the full clinical and commercial potential of our product candidates. In addition to guiding the potential commercialization of our innovative therapies, these data may contribute to the understanding of disease and help improve treatment outcomes.

Our current pipeline includes the following compounds:

Compound	Principal Targets	Indication	Stage of Development
XL647*	EGFR, HER2, VEGFR2	Cancer	Phase II
XL784*	ADAM10, MMP2	Diabetic nephropathy	Phase II
XL999*[1]	VEGFR2, PDGFR, FGFR, Flt3	Cancer	Phase II
XL880	MET, VEGFR2	Cancer	Phase II
XL820	KIT, VEGFR2, PDGFR	Cancer	Phase I
XL184	MET, VEGFR2	Cancer	Phase I
XL844	CHK1, CHK2	Cancer	Phase I
XL518**	MEK	Cancer	IND
XL418	AKT, S6K	Cancer	IND
XL281	RAF	Cancer	IND
XL228	ABL, SRC, IGF1R	Cancer	IND
XL147	PI3K	Cancer	Preclinical
XL765	PI3K, mTOR	Cancer	Preclinical
XL019	JAK2	Cancer	Preclinical
XL550***	MR	Hypertension	Preclinical
XL335***	FXR	Atherosclerosis	Preclinical

*Out-licensed to Symphony Evolution, Inc. and subject to a repurchase option as described in this report.

**In co-development collaboration with Genentech, Inc.

***XL550 and XL335 are out-licensed to Sankyo and Wyeth Pharmaceuticals, respectively, as described in this report.

[1] Enrollment of new patients was suspended in November 2006 to evaluate safety.

Pursuant to a product development and commercialization agreement between Exelixis and GlaxoSmithKline, GlaxoSmithKline has the option, after completion of clinical proof-of-concept by Exelixis, to elect to develop up to three compounds in Exelixis' product pipeline, which may include XL784 and the cancer compounds identified in the table above except XL518, XL147, XL765 and XL019.

We have established collaborations with major pharmaceutical and biotechnology companies based on the strength of our expertise in biology, drug discovery and development that allow us to retain economic participation in compounds and support additional development of our proprietary products. Through these collaborations, we obtain license fees, research funding, a share of the profits and the opportunity to receive milestone payments and royalties from research results and subsequent product development activities. We also have collaborations in which we retain the right to co-promote products in the United States. We have ongoing commercial collaborations with several leading pharmaceutical and biotechnology companies, including GlaxoSmithKline, Bristol-Myers Squibb Company and Genentech. We expect to continue to use corporate partnering as a strategic tool to cultivate our assets, fund our operations and expand the therapeutic and commercial potential of our pipeline.

As our company has matured and our development efforts have intensified, we have restructured our organization as needed to reallocate resources and enhance the efficiency of our operations. We believe that these efforts have strengthened us by enabling us to achieve an appropriate functional balance within our organization.

Certain Factors That May Affect Our Business

Industry-wide Factors

Successful development of drugs is inherently difficult and uncertain. Our business requires significant investments in research and development over many years, often for product candidates that fail during the research and development process. Our long-term prospects depend upon our ability and the ability of our partners to successfully commercialize new therapeutics in highly competitive areas such as cancer treatment.

Company-specific Factors

Our performance is driven by many factors, including:

- *Clinical Trials*. We currently have multiple compounds in clinical testing and expect to continue to advance more compounds into clinical development. Our compounds may fail to show safety or efficacy in clinical testing. Furthermore, predicting the timing of the completion or initiation of clinical trials is exceedingly difficult and our trials may be delayed due to many factors, including factors outside of our control. The future development path of each of our compounds depends upon the results of each stage of clinical development. In general, we will incur increased operating expenses for compounds that advance to the next stage of clinical development, whereas expenses will end for compounds that do not warrant further clinical development.
- *Liquidity*. As of December 31, 2006, we had $263.2 million in cash and cash equivalents and short-term and long-term marketable securities, which included investments held by Symphony Evolution (SEI) of $55.1 million and restricted cash and investments of $9.6 million. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following December 31, 2006. However, our future capital requirements will be substantial and depend on many factors, including the timing of key events in our agreements with GlaxoSmithKline and SEI that may require us to consume available capital resources significantly sooner than we currently anticipate. We will have to obtain additional funding in order to support our plans for the aggressive development of our broad clinical and preclinical pipelines. Our minimum liquidity needs are also determined by certain financial covenants contained in our loan and security agreement with GlaxoSmithKline, which require us to maintain working capital of at least $25.0 million and cash and investments of at least $50.0 million. Our ability to raise additional funds may be severely impaired if any of our product candidates fails to show safety or efficacy in clinical testing.

- *Reliance on Partners.* We currently have no pharmaceutical products that have received marketing approval, and we have generated no revenues from the sale of such products. We do not expect to generate product revenues from the sale of pharmaceutical products in the near term and expect that all of our revenues, such as milestone and royalty revenues, will be generated from collaboration agreements with our partners. Milestones under these agreements may be tied to factors that are outside of our control, such as significant clinical or regulatory events with respect to compounds that have been licensed to our partners.

- *GlaxoSmithKline Compound Selection.* Pursuant to our product development and commercialization agreement with GlaxoSmithKline, GlaxoSmithKline has the option, after completion of clinical proof-of-concept by us, to elect to develop up to three compounds in our product pipeline, which may include XL784, XL647, XL999, XL880, XL184, XL820, XL844, XL281, XL418, XL228 and two earlier stage oncology programs. XL784, XL647 and XL999 have been licensed to SEI, as described below. A compound selection by GlaxoSmithKline would trigger milestone payments to us. The size of these milestone payments depends largely on how quickly we can advance compounds to proof-of-concept. Delays in obtaining clinical proof-of-concept for compounds subject to GlaxoSmithKline's election rights may significantly decrease the size of any GlaxoSmithKline milestones and negatively affect our financial position. Under our loan and security agreement with GlaxoSmithKline, any milestone payments relating to compounds not licensed to SEI (i.e., compounds other than XL647, XL999 and XL784) must be used to pay down our loan with GlaxoSmithKline as long as the loan is outstanding and will therefore not affect our cash balances. In addition, any milestone(s) received from GlaxoSmithKline will be reduced by $36.0 million to account for a milestone that GlaxoSmithKline advanced to us in 2005 as part of an amendment to the product development and commercialization agreement.

- *Symphony Evolution.* In 2005, we licensed three of our lead compounds (XL784, XL647 and XL999) to SEI in return for $80.0 million in investment for the clinical development of these compounds. We continue to be primarily responsible for the development of these compounds in accordance with specified development plans and related development budgets. We have retained an exclusive option to reacquire the compounds from SEI's investors at a specified purchase price. We may repurchase the compounds in cash, our common stock or a combination thereof. The repurchase price for the compounds licensed to SEI increases over the length of the option period. If GlaxoSmithKline elects any of the compounds licensed to SEI for further development, we would be forced to repurchase all of the compounds from SEI. If we repurchase the compounds from SEI, we may have to raise additional funds to cover the repurchase price or issue a substantial number of shares to SEI's investors.

Critical Accounting Estimates

Our consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition

Most of our revenues are generated from the terms of our research and licensing arrangements. These research and licensing arrangements may include up-front non-refundable payments. Although these up-front payments are generally non-refundable, under GAAP we defer the revenues under these arrangements and recognize the revenues on a straight-line basis over our expected period of continuing involvement, generally the research term specified in the agreements. Our research and license arrangements may also include milestone payments. Although these milestone payments are generally non-refundable once the milestone is achieved, we recognize the milestone revenues on a straight-line basis over the research term of the arrangement. This typically results in a portion of the milestone being recognized on the date the milestone is achieved, with the balance being recognized over the remaining research term of the agreement. It is our understanding that there is diversity in practice on the recognition of milestone revenue. Other companies have adopted an alternative acceptable milestone revenue recognition policy whereby the full milestone fee is recognized upon completion of the milestone. If we had adopted such a policy, our revenues recorded to date would have increased and our deferred revenues would have decreased by a material amount compared to total revenue recognized.

Some of our research and licensing arrangements have multiple deliverables in order to meet our customer's needs. For example, the arrangements may include a combination of up-front fees, license payments, research and development services, milestone payments and future royalties. Multiple element revenue agreements entered into on or after July 1, 2003 are evaluated under Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, to determine whether the delivered item has value to the customer on a stand-alone basis and whether objective and reliable evidence of the fair value of the undelivered item exists. Deliverables in an arrangement that do not meet the separation criteria in EITF 00-21 must be treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable is followed for the combined unit of accounting. For certain arrangements, the period of time over which certain deliverables will be provided is not contractually defined. Accordingly, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For example, we recognized revenue of approximately $0.3 million in 2006 related to arrangements for which the period of time over which the research and development will be performed was not contractually defined. For this arrangement, if the research and development were delayed, the amount of revenue to be recognized could be different. To date, there has not been a change in an estimate or assumption in the past that had a material impact on revenue recognition.

Goodwill and Intangible Impairment

As of December 31, 2006, our consolidated balance sheet included $70.0 million of goodwill and other intangible assets. Under GAAP, we evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. We will also evaluate other intangible assets for impairment when impairment indicators are identified.

The impairment tests for goodwill are performed at the reporting unit level and require us to perform a two-step impairment test. Our reporting units have been determined to be consistent with our operating segments. In the first step, we compare the fair value of our reporting units to their respective carrying values. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its fair value, then we record an impairment loss equal to the difference.

Determining the fair value of a reporting unit or assessing the recoverability of our other intangible assets is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows; risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. We do not believe other reasonable assumptions would have yielded an impairment of goodwill. Actual future results may differ from those estimates.

Clinical Trial Accruals

Substantial portions of our preclinical studies and all of our clinical trials have been performed by third-party contract research organizations (CROs) and other vendors. We accrue expenses for preclinical studies performed by our vendors based on certain estimates over the term of the service period and adjust our estimates as required. We accrue costs for clinical trial activities performed by CROs based upon the estimated amount of work completed on each study. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled and the duration for which they will be enrolled in the study. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate activity levels associated with various studies at a given point in time. In this event, we could record adjustments to research and development expenses in future periods when the actual activity level becomes known. Such costs are charged to research and development expenses as incurred. No material adjustments to preclinical study and clinical trial expenses have been recognized to date.

Stock Option Valuation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Shared-Based Payment" (SFAS 123R), using the modified prospective transition method and Black-Scholes option pricing model, and therefore have not restated prior periods' results. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after January 1, 2006 and granted prior to but not yet vested as of January 1, 2006, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation expense net of an estimated forfeiture rate and recognize compensation cost for only those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to SFAS 123R adoption, we accounted for share-based payment awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized in our financial statements for the stock options granted to employees, which had an exercise price equal to the fair value of the underlying common stock on the date of grant.

Under the new standard, our estimate of compensation expense requires us to determine the appropriate fair value model and a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures and related tax effects. The most significant assumptions are our estimates of the expected volatility and the expected term of the award. We have limited historical information available to support the underlying estimates of certain assumptions required to value stock options. The value of a stock option is derived from its potential for appreciation. The more volatile the stock, the more valuable the option becomes because of the greater possibility of significant changes in stock price. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. The expected option term also has a significant effect on the value of the option. The longer the term, the more time the option holder has to allow the stock price to increase without a cash investment and thus, the more valuable the option. Further, lengthier option terms provide more opportunity to exploit market highs. However, empirical data shows that employees, for a variety of reasons, typically do not wait until the end of the contractual term of a nontransferable option to exercise.

Accordingly, companies are required to estimate the expected term of the option for input to an option-pricing model. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, from time to time we will likely change the valuation assumptions we use to value stock based awards granted in future periods. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. As of December 31, 2006, $40.1 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.9 years. See Note 11 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Fiscal Year Convention

In 2006, Exelixis adopted a 52- or 53-week fiscal year that ends on the last Friday in December. Fiscal year 2006, a 52-week year, ended on December 29, 2006 and fiscal year 2007, a 52-week year, will end on December 28, 2007. For convenience, references in this report are as of and for the fiscal year ended December 29, 2006 are indicated on a calendar year basis, ending December 31, 2006.

Results of Operations – Comparison of Years Ended December 31, 2006, 2005 and 2004

Revenues

Total revenues by category, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
Contract revenues:			
Research and development funding	$46.3	$46.7	$32.2
Milestones	15.6	9.0	4.5
Delivery of compounds under chemistry collaborations	0.5	—	5.6
Other	—	—	0.1
License revenues:			
Amortization of upfront payments, including premiums paid on equity purchases	36.3	20.3	10.5
Total revenues	$98.7	$76.0	$52.9

Total revenues, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
Total revenues	$98.7	$76.0	$52.9
Dollar increase	$22.7	$23.1	
Percentage increase	30%	44%	

The decrease in research and development funding from 2005 to 2006 was primarily a result of the conclusion of our Genoptera collaboration in June 2005, which included a one-time termination fee related to research and development funding totaling $13.4 million. This decrease was partially offset by increases in funding of $9.2 million from Bristol-Myers Squibb, $2.1 million in funding attributable to customers of our German subsidiary and $1.2 million in funding from Genentech. The increase in research and development funding from 2004 to 2005 was driven primarily by increases in funding of $6.3 million from GlaxoSmithKline, $3.4 million in funding from the recognition of an early termination fee associated with the termination of our Genoptera collaboration and $1.8 million in funding from Genentech.

The increase in milestone revenues from 2005 to 2006 was driven primarily by achieving and recognizing as revenue milestones of $4.5 million under our collaboration with Wyeth Pharmaceutical Division and a $4.0 million milestone under our collaboration with Helsinn and $1.2 million in revenues associated with achieving two milestones under one of our collaborations with Bristol-Myers Squibb. This increase was partially offset by a decrease of $2.7 million in milestone revenues related to the conclusion of our Genoptera collaboration in June 2005. The increase in milestone revenues from 2004 to 2005 was driven primarily by $5.1 million in revenues associated with achieving two milestones under our collaboration with GlaxoSmithKline and a $0.9 million acceleration of milestone revenues associated with the termination of our Genoptera collaboration. These increases were partially offset by a decrease of $2.1 million in milestone revenues related to the termination of one of our Bristol-Myers Squibb collaborations.

The increase in revenues from 2005 to 2006 from the delivery of compounds of $0.5 million was related to the delivery of compounds under our chemistry collaboration agreement with Bayer CropScience. The decrease in revenues from 2004 to 2005 from the delivery of compounds was due to the termination of most of our chemistry collaborations effective December 31, 2004. These collaborations included agreements with Cytokintetics, Elan, Schering-Plough, Scios and Merck.

The increase from 2005 to 2006 in the amortization of upfront payments, including premiums paid on equity purchases, was driven primarily by upfront payments from Sankyo, resulting in increased revenues of $12.3 million, Wyeth, resulting in increased revenues of $9.4 million, and Bristol-Myers Squibb, resulting in increased revenues of $5.6 million. These increases were partially offset by a decrease of $7.8 million related to the conclusion of our Genoptera collaboration in June 2005, which included acceleration of upfront payments, and by a decrease of $4.0 million related to the conclusion of our collaboration with Helsinn. The increase from 2004 to 2005 was driven primarily by an additional $5.2 million in revenues from the acceleration of upfront payments associated with the termination of our Genoptera collaboration, upfront payments from Helsinn that resulted in increased revenues of $4.0 million and the upfront payment from Genentech that resulted in increased revenues of $1.4 million. These increases were partially offset by a decrease of $2.1 million related to the termination of one of our Bristol-Myers Squibb collaborations.

The following table sets forth the revenue recognized as a percentage of total revenue from customers that exceeded 10% or more of total revenues during the years ending December 31, 2006, 2005 and 2004:

Collaborator	2006	2005	2004
GlaxoSmithKline	28%	37%	30%
Bristol-Myers Squibb	22%	7%	19%
Sankyo	15%	1%	2%
Wyeth	14%	0%	0%
Genoptera	0%	32%	27%

Research and Development Expenses

Total research and development expenses, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
Research and development expenses(1)	$185.5	$141.1	$137.7
Dollar increase	$ 44.3	$ 3.4	
Percentage increase	31%	2%	

(1) Amount for 2006 includes $11.2 million in employee stock-based compensation under SFAS 123R.

Research and development expenses consist primarily of personnel expenses, clinical trials and consulting, laboratory supplies and facility costs. The change in 2006 compared to 2005 resulted primarily from the following:

- Clinical Trials and Consulting – Clinical trials and consulting expense, which includes services performed by third-party contract research organizations and other vendors, increased by $21.3 million, or 85%, primarily due to an increase in activities associated with advancing our clinical and preclinical development programs. During 2006, these activities included Phase II clinical trial activity for XL999, XL784, XL880 and XL647 and Phase I clinical trial activity for XL844, XL820 and XL184 as well as pre-clinical activity for XL228, XL281, XL418, XL518, XL147, XL765 and XL019.

- Employee Stock-Based Compensation – Employee stock-based compensation expense increased by $11.2 million due to our adoption of SFAS 123R effective January 1, 2006.

- Personnel – Personnel expense, which includes salaries, bonuses, related fringe benefits, recruiting and relocation costs, increased by $9.2 million, or 19%, primarily due to the expanded workforce supporting drug development operations to advance our clinical and preclinical development programs.

- Lab Supplies – Lab supplies expense increased by $1.3 million, or 9%, primarily due to an increase in our development activities related to our Phase I and Phase II clinical trials.

Changes in research and development expenses in 2005 compared to 2004 resulted primarily from the following costs:

- Clinical Trials and Consulting – Clinical trials and consulting expense, which includes services performed by CROs and other vendors, increased by $5.4 million, or 27%, primarily due to an increase in activities associated with advancing our clinical and preclinical development programs. During 2005, these activities included Phase III clinical trial activity for XL119 (XL119 was out-licensed to Helsinn Healthcare S.A. in June 2005), Phase II clinical trial activity for XL999 and Phase I clinical trial activity for XL647, XL999, XL880, XL784, XL844, XL820 and XL184.

- Personnel – Personnel expense, which includes salaries, bonuses, related fringe benefits, recruiting and relocation costs, increased by $2.9 million, or 6%, primarily due to the expansion of our drug development operations.

- Facilities – Facilities expense increased by $1.3 million, or 9%, primarily due to our expansion into two additional buildings in South San Francisco, California largely as a result of our expanding development operations. We occupied the first building in July 2004 and the second in July 2005. The increase was also attributable to an additional building lease in San Diego, California, which we assumed in connection with our acquisition of X-Ceptor in October 2004.

- Lab Supplies – Lab supplies expense decreased by $6.4 million, or 29%, primarily due to the termination of most of our combinatorial chemistry collaborations.

We generally estimate that typical Phase I clinical trials last approximately one year, Phase II clinical trials last approximately one to two years and Phase III clinical trials last approximately two to four years. However, the length of time may vary substantially according to factors relating to the specific clinical trial, such as the type and intended use of the product candidate, the clinical trial design and ability to enroll suitable patients. We expect that research and development expenses will continue to increase as we advance our compounds through development.

We currently do not have estimates of total costs to reach the market by a particular drug candidate or in total. Our potential therapeutic products are subject to a lengthy and uncertain regulatory process that may involve unanticipated additional clinical trials and that may not result in the necessary regulatory approvals. Failure to receive the necessary regulatory approvals would prevent us from commercializing the product candidates affected. In addition, clinical trials of our potential products may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval. We expect to continue to make significant investments in research and development, including the purchase of property and equipment, to support our expanding preclinical and clinical development operations.

General and Administrative Expenses

Total general and administrative expenses, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
General and administrative expenses(2)	$39.1	$27.7	$20.9
Dollar increase	$11.4	$ 6.8	
Percentage increase	41%	33%	

(2) Amount for 2006 includes $6.3 million in employee stock-based compensation under SFAS 123R.

General and administrative expenses consist primarily of personnel expenses to support our general operating activities, facility costs and professional expenses, such as legal and accounting fees. The increase in 2006 from 2005 resulted primarily from an increases in employee stock-based compensation expense of $6.3 million due to our adoption of SFAS 123R. In addition to support our expanding operations, there were increases in personnel expenses of $3.4 million and consulting expenses of $2.5 million, which were partially offset by decreases in legal and accounting expenses of $1.2 million. The increase in 2005 from 2004 resulted primarily from increases in personnel expenses of $1.8 million, legal and accounting expenses of $1.7 million, consulting expenses of $1.3 million as well as facility expenses of $0.5 million.

Amortization of Intangible Assets

Total amortization of intangible assets, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
Amortization of intangible assets	$ 0.8	$ 1.1	$0.8
Dollar increase (decrease)	$ (0.3)	$ 0.3	
Percentage increase (decrease)	(24%)	39%	

Intangible assets result from our acquisitions of X-Ceptor, Genomica, Artemis and Agritope (renamed Exelixis Plant Sciences). These assets are amortized over specified time periods. The decrease in amortization of intangibles expense in 2006 as compared to 2005 was due to the developed technology intangible asset related to our acquisition of Artemis in 2001 becoming fully amortized in October 2006. The increase in amortization expense in 2005 compared to 2004 was due to the partial year amortization in 2004 of the assembled workforce that we acquired as a part of X-Ceptor in October 2004.

Restructuring Charges

During the second quarter of 2004, we implemented a restructuring and consolidation of our research and discovery organizations. The restructuring included a reduction in force of 62 employees, the majority of whom were research personnel located in South San Francisco, California. We recorded a restructuring charge of $1.7 million during the year ended December 31, 2004, comprised of involuntary termination benefits.

During the third quarter of 2003, we implemented a restructuring of our research and development organization that was substantially complete as of March 31, 2004. In connection with this restructuring plan, we recorded a cumulative charge of $1.5 million, of which $0.5 million was recorded during the year ended December 31, 2004. This charge consisted primarily of severance payments, retention bonuses, relocation costs, lease buyout costs and legal and outplacement services fees.

Acquired In-Process Research and Development

In May 2004, we purchased from Bayer CropScience its 50% interest in Agrinomics LLC, our joint venture with Bayer CropScience, in exchange for releasing Bayer CropScience from all future obligations under the joint venture agreement. We recorded the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based on valuation techniques in accordance with GAAP. As a result, we recorded net tangible liabilities of $0.5 million, intangible assets of $0.1 million and expense associated with the purchase of in-process research and development of $0.4 million, representing the fair value of two primary research projects that had not yet reached technological feasibility and had no alternative future use.

In October 2004, we completed the acquisition of X-Ceptor, a company focused on the discovery and development of therapies targeting metabolic and cardiovascular disorders. The transaction was accounted for as a purchase of assets. The total consideration for the acquisition was $25.7 million, which consisted of 2.6 million shares of our common stock, $2.9 million in cash and $2.3 million in transaction costs. The transaction costs included financial advisory, legal, accounting and other fees. As a result, we recorded tangible assets of $2.6 million, liabilities of $3.9 million, assembled workforce of $1.1 million and expense associated with the purchase of in-process research and development of $26.0 million, representing the fair value of three primary research projects that had not yet reached technological feasibility and had no alternative future use due to the early stage of the programs and the significant regulatory requirements remaining. Independent valuation experts assisted us during the valuation of the intangible assets acquired. The valuation of the acquired in-process research and development of $26.0 million was determined using the income approach for each of the three projects in process. The in-process projects relate to the development of programs that are focused on LXR, valued at $9.7 million, FXR, valued at $8.8 million, and MR, valued at $7.5 million, which at the time of the acquisition were expected to be completed over approximately the next seven to ten years. At the time of the acquisition, these programs did not have a development candidate. In December 2005 and March 2006, we entered into license and collaboration agreements under which we granted licenses to Wyeth, Bristol-Myers Squibb and Sankyo to the intellectual property related to FXR, LXR and MR, respectively.

The income approach estimates the value of each acquired project in process based on its expected future cash flows. The valuation analysis considered the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 15% which is considered commensurate with the inherent risk and percentage of completion of the in-process projects. The purchased technology was not considered to have reached technological feasibility and since it has no alternative future use due to the early stage of the programs, the considerable complexity and uniqueness of the programs and the significant regulatory requirements remaining, it was recorded as a component of operating expense.

The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include obtaining the necessary regulatory approvals in a timely manner and being able to successfully and profitably produce, distribute and sell products.

Total Other Income (Expense)

Total other income (expense), as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2006	2005	2004
Total other income (expense)	$3.6	$(0.8)	$(2.0)
Dollar increase	$4.4	$ 1.2	

Total other income (expense) consists primarily of interest income earned on cash and cash equivalents and marketable securities, offset by interest expense incurred on our notes payable, bank obligations, capital lease obligations and convertible notes and loans. The increase in other income for 2006 compared to 2005 was primarily due to a decrease in the principal balance of our debt as a result of the repayment of our $30.0 convertible note to PDL BioPharma, Inc., in May 2006 as well as higher average interest yields on our investments. The decrease in other expense for 2005 compared to 2004 was primarily due to increases in interest income as a result of an increase in our investment balances and higher average interest rates. These decreases in other expense were partially offset by increases in interest expense as a result of an increase in the principal balance of our convertible loan with GlaxoSmithKline.

Noncontrolling Interest in Symphony Evolution, Inc.

Pursuant to the agreements that we entered into with SEI and certain other parties in June 2005, we consolidate SEI's financial condition and results of operations in accordance with FIN 46R. Accordingly, we have deducted the losses attributable to the noncontrolling interest (SEI's losses) from our net loss in the consolidated statement of operations and we have also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by SEI's losses. The noncontrolling interest holders' ownership in the consolidated balance sheet was $38.1 million as of December 31, 2006. Once SEI's losses are in excess of the noncontrolling interest holders' ownership, SEI's losses will no longer be deducted from our net losses. For the years ended December 31, 2006, 2005 and 2004, the losses attributed to the noncontrolling interest holders were $21.7 million, $10.4 million and none, respectively. The increase is related to increased development expenses associated with XL999, XL784 and XL647.

Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal or state income taxes. As of December 31, 2006, we had federal and California net operating loss carryforwards of $587.0 million and $329.0 million, respectively. As of December 31, 2006, we had federal and California research and development credit carryforwards of $31.4 million and $15.8 million, respectively. If not utilized, the net operating loss and credit carryforwards expire at various dates, which began in 2007.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Liquidity and Capital Resources

Sources and Uses of Cash

The following table summarizes our cash flow activities for the years ended December 31, 2006, 2005 and 2004 (dollar amounts are presented in thousands):

	Year Ended December 31,		
	2006	2005	2004
Net loss	$(101,492)	$ (84,404)	$(137,245)
Adjustments to reconcile net loss to net cash used in operating activities	13,598	8,121	44,356
Changes in operating assets and liabilities	42,555	29,922	(947)
Net cash used in operating activities	(45,339)	(46,361)	(93,836)
Net cash provided by (used in) investing activities	(21,701)	(40,648)	20,273
Net cash provided by financing activities	109,344	100,933	39,653
Effect of foreign exchange rates on cash and cash equivalents	(263)	(137)	(4)
Net increase (decrease) in cash and cash equivalents	42,041	13,787	(33,914)
Cash and cash equivalents, at beginning of year	81,328	67,541	101,455
Cash and cash equivalents, at end of year	$ 123,369	$ 81,328	$ 67,541

To date, we have financed our operations primarily through the sale of equity, payments and loans from collaborators, equipment financing facilities and interest income. We have also financed certain of our research and development activities under our agreements with SEI. In August 2005, we received net proceeds, after underwriting fees and offering expenses, of $49.6 million from the sale of 6.5 million shares of our common stock under a shelf registration statement. In October 2006, we received net proceeds, after underwriting fees and offering expenses, of $90.5 million from the sale of 11.5 million shares of our common stock under a shelf registration statement. As of December 31, 2006, we had $263.2 million in cash and cash equivalents and marketable securities, which includes restricted cash and investments of $9.6 million and investments held by SEI of $55.1 million.

Operating Activities

Our operating activities used cash of $45.3 million for the year ended December 31, 2006, compared to $46.4 million for 2005 and $93.8 million for 2004. Cash used in operating activities during 2006 related primarily to funding net losses, losses attributed to the noncontrolling interest and receivables. These uses of cash were partially offset by changes in deferred revenues, accrued expenses and non-cash charges related to stock-based compensation expense recognized due to our adoption of SFAS 123R and depreciation and amortization. Cash used in operating activities during 2005 related primarily to funding net losses and losses attributed to the noncontrolling interest, partially offset by changes in deferred revenues from collaborators and non-cash charges related to depreciation and amortization. Cash used in operating activities during 2004 related primarily to funding net losses and changes in deferred revenues from collaborators and accrued merger and acquisition costs, partially offset by non-cash charges related to acquired in-process research and development, depreciation and amortization of intangibles. As of December 31, 2006, we had received cash payments from collaborators leading to most of our $63.5 million in short-term deferred revenue that we expect to recognize as revenue during 2007.

The decrease of $1.0 million in cash used in our operating activities from 2005 as compared to 2006 was primarily driven by increases in deferred revenues, accrued expenses, increased clinical trial activity, and non-cash charges related to stock-based compensation expense recognized due to our adoption of SFAS 123R. These decreases to cash used were partially offset by increases in our net losses, losses attributed to the noncontrolling interest and receivables due to a milestone achieved under a collaboration agreement. The decrease of $47.5 million in cash used in our operating activities for 2005 as compared to 2004 was primarily driven by a $52.8 million decrease in our net losses, losses attributed to the noncontrolling interest and deferred revenue. While cash used in operating activities is primarily driven by our net loss, operating cash flows differ from our net loss as a result of differences in the timing of cash receipts and earnings recognition, expenses related to the noncontrolling interest and non-cash charges. We expect to use cash for operating activities for at least the next several years as we continue to incur net losses associated with our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies.

Investing Activities

Our investing activities used cash of $21.7 million for the year ended December 31, 2006, compared to $40.6 million for 2005 and cash provided by investing activities of $20.3 million for 2004. Cash used in investing activities for 2006 was primarily driven by purchases of marketable securities of $91.7 million, purchases of investments held by SEI of $42.3 million and purchases of property and equipment of $11.6 million. Most of the cash invested in marketable securities and investments was generated by a common stock offering in 2006 and a second capital draw by our consolidated entity SEI in 2006. These uses of cash were partially offset by proceeds of $99.6 million from the maturities of marketable securities and $21.3 million from the sales of investments held by SEI. The proceeds provided by maturities of our marketable securities and the sale of investments by SEI were used to fund our operations. We expect to continue to make significant investments in property and equipment to support our expanding operations.

Cash used in investing activities for 2005 was primarily driven by the purchases of marketable securities of $109.4 million, purchases of investments held by SEI of $40.7 million and purchases of property and equipment of $14.4 million. Most of the cash invested in marketable securities and investments was generated by a common stock offering in 2005 and the first capital draw by our consolidated entity SEI in 2005. These uses of cash were partially offset by proceeds of $113.6 million from the maturities of marketable securities and $6.6 million from the sales of investments held by SEI. The proceeds provided by maturities of our marketable securities and the sale of investments by SEI were used to fund our operations.

Cash provided by investing activities for 2004 was primarily driven by the proceeds of $138.2 million from the maturities of marketable securities which were partially offset by the purchases of marketable securities of $93.7 million, purchases of property and equipment of $12.3 million and an increase in restricted cash of $11.2 million related to the collateralization of notes payable and bank obligations. Purchases of marketable securities were primarily related to the reinvestment of cash from marketable securities that matured in 2004. The net proceeds provided by maturities of our marketable securities were used to fund our operations.

Financing Activities

Our financing activities provided cash of $109.3 million for the year ended December 31, 2006, compared to $100.9 million for 2005 and $39.7 million for 2004. Cash provided by our financing activities for 2006 was primarily due to net proceeds of $90.5 million received through the sale of our common stock, a $40.0 million capital draw by SEI and the related funding by preferred shareholders of SEI and $14.8 million of proceeds from note payable and bank obligations. These increases were partially offset by $41.9 million of principal payments on notes payable and bank obligations, which included the repayment of $30.0 million convertible promissory note to PDL BioPharma. Cash provided by our financing activities for 2005 was primarily driven by net proceeds of $37.0 million associated with the purchase and funding of the noncontrolling interest by preferred shareholders of SEI and net proceeds of $49.6 million received through the sale of our common stock. In addition, we received $11.1 million in cash from the purchase of 1.0 million shares of our common stock by GlaxoSmithKline, which included a $2.2 million premium.

We finance property and equipment purchases through equipment financing facilities, such as notes and bank obligations. Proceeds from collaboration loans and common stock issuances are used for general working capital purposes, such as research and development activities, merger and acquisition expenses and other general corporate purposes. During 2007, we have the ability to draw up to an additional $12.6 million on an equipment line of credit. Over the next several years, we are required to make certain payments on notes, bank obligations and loans from collaborators.

Cash Requirements

We have incurred net losses since inception, including a net loss of $101.5 million for the 12-month period ended December 31, 2006, and we expect to incur substantial losses for at least the next several years as we continue our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following December 31, 2006. However, our future capital requirements will be substantial and will depend on many factors that may require us to consume available capital resources significantly sooner than we currently anticipate. These factors include:

- the timing and progress of the clinical development of our product candidates XL647, XL999 and XL784, which are out-licensed to SEI – If any of the Phase II clinical trials for XL647, XL999 or XL784 show positive results that support our further clinical development of any such product candidate, we must, if we decide to further develop such product candidate(s), reacquire all three product candidates from SEI through the exercise of our exclusive purchase option, which is described in this report. Under our amended purchase option agreement with SEI, we cannot repurchase a single promising product candidate from SEI without also repurchasing the other two product candidates. The purchase price, which may be paid in cash and/or stock, would be equal to the sum of (i) the total amount of capital invested in SEI by its investors (i.e., $80.0 million) and (ii) an amount equal to 25% per year on such funded capital, subject to specified adjustments;

- whether and when GlaxoSmithKline selects at proof-of-concept (i.e., at or around the end of Phase IIa clinical trials) for further development XL647, XL999 or XL784, which would require us to repurchase all three product candidates through the exercise of our purchase option – GlaxoSmithKline has the right to select for further clinical development at proof-of-concept any of the product candidates licensed to SEI. If GlaxoSmithKline selects any of the product candidates licensed to SEI, we would be forced to repurchase all three product candidates licensed to SEI through the exercise of our purchase option in order to satisfy our contractual obligations under the GlaxoSmithKline collaboration agreement;

- the amount of any selection milestones received from GlaxoSmithKline as a result of a product candidate selection by GlaxoSmithKline compared to the amount we are required to pay to reacquire XL647, XL999 and XL784 through the exercise of our purchase option – Under our collaboration agreement with GlaxoSmithKline, a product candidate selection by GlaxoSmithKline would trigger milestone payments. The size of these milestone payments depends largely on how quickly we can advance product candidates to proof-of-concept. Delays in obtaining clinical proof-of-concept for XL647, XL999 or XL784 may significantly decrease the size of any GlaxoSmithKline milestones, which may therefore cover only a small portion of the SEI repurchase price. In addition, any milestone(s) received from GlaxoSmithKline will be reduced by $36.0 million to account for a milestone that GlaxoSmithKline advanced to us in 2005 as part of an amendment to the product development and commercialization agreement;

- whether any milestone payments from GlaxoSmithKline relate to a product candidate licensed to SEI (i.e., XL647, XL999 and XL784) – Under our loan and security agreement with GlaxoSmithKline, any milestone payments relating to product candidates not licensed to SEI must be used to pay down our loan with GlaxoSmithKline as long as the loan is outstanding. As of December 31, 2006, the aggregate principal and interest outstanding under our GlaxoSmithKline loan was $95.2 million;

- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements as well as our ability to enter into new collaboration agreements, licensing agreements and other arrangements that provide for additional payments;

- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;

- the progress and scope of our collaborative and independent clinical trials and other research and development projects;

- future clinical trial results;

- our need to expand our product and clinical development efforts;

- our ability to share the costs of our clinical development efforts with third parties;

- the cost and timing of regulatory approvals;

- the cost of clinical and research supplies of our product candidates;

- the effect of competing technological and market developments;

- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights;

- the cost of any acquisitions of or investments in businesses, products and technologies; and

- the cost and timing of establishing or contracting for sales, marketing and distribution capabilities.

In addition, we will have to obtain additional funding in order to stay in compliance with financial covenants contained in our collaboration with GlaxoSmithKline. Under a loan and security agreement, dated October 28, 2002, which, as amended, contains financial covenants pursuant to which our "working capital" (the amount by which our current assets exceed our current liabilities as defined by the agreement) must not be less than $25.0 million and our "cash and investments" (total cash, cash equivalents and investments as defined by the agreement, which excludes restricted cash) must not be less than $50.0 million. If we were to default on the financial covenants under the loan and security agreement, GlaxoSmithKline may, among other remedies, declare immediately due and payable all outstanding obligations thereunder.

If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We currently have shelf registration statements on file with the SEC that allow us to offer for sale from time to time common stock, preferred stock, debt securities and warrants, either individually or in units. However, we may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms or we may be required to relinquish rights to technology or product candidates or to grant licenses on terms that are unfavorable to us.

We have contractual obligations in the form of operating leases, notes payable and licensing agreements. The following chart details our contractual obligations (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year (2)**	**1-3 Years (2)**	**4-5 years**	**After 5 years**
Notes payable and bank obligations	$ 36,653	$13,579	$ 19,613	$ 3,461	$ —
Licensing agreements	2,418	1,529	889	—	—
Convertible loans(1)	95,183	—	62,821	32,362	—
Operating leases	149,733	15,559	28,508	27,649	78,017
Total contractual cash obligations	$283,987	$30,667	$111,831	$63,472	$78,017

(1) Includes interest payable on the convertible loans of $10.2 million. The debt and interest payable can be repaid in cash or common stock at our election. This obligation is described in further detail in Note 9 of the notes to our consolidated financial statements.

(2) If GlaxoSmithKline were to select one of the compounds licensed by us to Symphony Evolution for further clinical development, we would be required to exercise our option to repurchase all three compounds licensed to Symphony Evolution in order to be able to satisfy our obligations under our agreements with GlaxoSmithKline. This obligation is described in further detail in Note 4 of the notes to our consolidated financial statements.

Recent Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in the first quarter of fiscal 2007. As of December 31, 2006, we had federal and state net operating loss and credit carryforwards of approximately $963.2 million that may be subject to annual limitation, due to certain substantial changes in ownership, under the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss and credit carryforwards before utilization. As of December 31, 2006, all of our deferred tax assets have been fully offset by a valuation allowance because the realization of these assets is dependent upon future earnings. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition. Because our deferred tax assets are fully offset by a valuation allowance, we do not expect the adoption of FIN 48 to have a material effect on our results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable SEC regulations) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, except warrants and stock options. Our off-balance sheet arrangements are described in further detail in Notes 10 and 11 of the notes to our consolidated financial statements.

Our financing arrangement with Symphony Evolution (SEI) does not qualify as an off-balance sheet arrangement (as defined by applicable SEC regulations). However, if GlaxoSmithKline were to select one of the compounds licensed by us to SEI for further clinical development, we would have to exercise our option to repurchase all of the compounds licensed to SEI in order to be able to satisfy our obligations under our agreements with GlaxoSmithKline. This obligation is described in further detail in Note 4 of the notes to our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. At December 31, 2006 and 2005, we had cash and cash equivalents, marketable securities, investments held by SEI and restricted cash and investments of $263.2 million and $210.5 million, respectively. Our marketable securities and investments are subject to interest rate risk, and our interest income may fluctuate due to changes in U.S. interest rates. By policy, we limit our investments to money market instruments, debt securities of U.S. government agencies and debt obligations of U.S. corporations. These securities are generally classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of estimated income taxes. We manage market risk through diversification requirements mandated by our investment policy, which limits the amount of our portfolio that can be invested in a single issuer. We manage credit risk by limiting our purchases to high-quality issuers. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. At December 31, 2006 and 2005, we had debt and capital leases outstanding of $121.7 million and $148.8 million, respectively. Our payment commitments associated with these debt instruments are fixed during the corresponding terms and are comprised of interest payments, principal payments or a combination thereof. The fair value of our debt will fluctuate with movements of interest rates, increasing in periods of declining rates of interest, and declining in periods of increasing rates of interest.

We have estimated the effects on our interest rate sensitive assets and liabilities based on a one-percentage point hypothetical adverse change in interest rates as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, a decrease in the interest rates of one percentage point would have had a net adverse change in the fair value of interest rate sensitive assets and liabilities of $2.4 million and $3.3 million, respectively. We have assumed that the changes occur immediately and uniformly to each category of instrument containing interest rate risks. Significant variations in market interest rates could produce changes in the timing of repayments due to available prepayment options. The fair value of such instruments could be affected and, therefore, actual results might differ from our estimate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EXELIXIS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Management's Report on Internal Control Over Financial Reporting	61
Reports of Independent Registered Public Accounting Firm	62
Consolidated Balance Sheets	64
Consolidated Statements of Operations	65
Consolidated Statements of Stockholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68

Management's Report on Internal Control Over Financial Reporting

Management of Exelixis, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control over financial reporting is a process designed under the supervision of the company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the company's 2006 fiscal year, management conducted an assessment of the effectiveness of the company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the company's internal control over financial reporting as of December 29, 2006 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on our financial statements.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 29, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, an attestation report on management's assessment of the company's internal control over financial reporting as of December 29, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Exelixis, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Exelixis, Inc. maintained effective internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Exelixis, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Exelixis, Inc. maintained effective internal control over financial reporting as of December 29, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Exelixis, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Exelixis, Inc. as of December 29, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2006 of Exelixis, Inc. and our report dated February 14, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
February 14, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Exelixis, Inc.

We have audited the accompanying consolidated balance sheets of Exelixis, Inc. as of December 29, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2006. These financial statements are the responsibility of Exelixis, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exelixis, Inc. at December 29, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 Exelixis, Inc. changed its method of accounting of stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Exelixis, Inc.'s internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
February 14, 2007

EXELIXIS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 123,369	$ 81,328
Marketable securities	55,516	67,307
Investments held by Symphony Evolution, Inc.	55,087	34,039
Other receivables	22,197	7,102
Prepaid expenses and other current assets	6,082	5,442
Total current assets	262,251	195,218
Restricted cash and investments	9,635	12,682
Long-term marketable securities	19,573	15,143
Property and equipment, net	32,294	35,577
Goodwill	67,364	67,364
Other intangibles, net	2,605	3,425
Other assets	1,695	3,303
Total assets	$ 395,417	$ 332,712
LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,699	$ 1,689
Accrued clinical trial liabilities	12,209	4,799
Other accrued liabilities	7,018	8,975
Accrued compensation and benefits	11,456	7,817
Current portion of capital lease obligations	—	98
Current portion of notes payable and bank obligations	13,579	11,893
Convertible promissory note	—	30,000
Deferred revenue	63,476	43,484
Total current liabilities	111,437	108,755
Notes payable and bank obligations	23,074	21,858
Convertible loans	85,000	85,000
Other long-term liabilities	20,491	14,475
Deferred revenue	64,804	45,329
Total liabilities	304,806	275,417
Noncontrolling interest in Symphony Evolution, Inc.	38,071	23,752
Commitments (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized and no shares issued	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; issued and outstanding: 95,990,148 and 83,404,722 shares at December 31, 2006 and 2005, respectively	96	84
Additional paid-in-capital	756,568	636,263
Accumulated other comprehensive income	1,145	973
Accumulated deficit	(705,269)	(603,777)
Total stockholders' equity	52,540	33,543
Total liabilities, noncontrolling interest and stockholders' equity	$ 395,417	$ 332,712

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Contract	$ 62,414	$ 55,715	$ 42,340
License	36,256	20,246	10,517
Total revenues	98,670	75,961	52,857
Operating expenses:			
Research and development	185,481	141,135	137,724
General and administrative	39,123	27,731	20,905
Amortization of intangible assets	820	1,086	779
Restructuring charge	—	—	2,275
Acquired in-process research and development	—	—	26,376
Total operating expenses	225,424	169,952	188,059
Loss from operations	(126,754)	(93,991)	(135,202)
Other income (expense):			
Interest income	8,551	5,376	3,232
Interest expense and other, net	(4,986)	(6,195)	(5,275)
Total other income (expense)	3,565	(819)	(2,043)
Loss before noncontrolling interest in Symphony Evolution, Inc.	(123,189)	(94,810)	(137,245)
Loss attributed to noncontrolling interest in Symphony Evolution, Inc.	21,697	10,406	—
Net loss	$(101,492)	$ (84,404)	$(137,245)
Net loss per share, basic and diluted	$ (1.17)	$ (1.07)	$ (1.89)
Shares used in computing basic and diluted loss per share amounts	86,602	78,810	72,504

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Notes Receivable From Stock holders	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2003	71,295,105	$ 71	$541,917	$ (53)	$ (33)	$1,708	$(382,128)	$ 161,482
Net loss	—	—	—	—	—	—	(137,245)	(137,245)
Change in unrealized loss on available-for-sale securities	—	—	—	—	—	(737)	—	(737)
Change in accumulated translation adjustment	—	—	—	—	—	(347)	—	(347)
Comprehensive loss								(138,329)
Issuance of common stock under stock plans, net of repurchases	1,139,205	1	6,815	—	—	—	—	6,816
Issuance of common stock for acquisition	2,561,174	3	20,590	—	—	—	—	20,593
Repayment of notes from stockholders for the exercise of stock options	—	—	—	53	—	—	—	53
Amortization of deferred stock compensation, net of cancellations	—	—	23	—	33	—	—	56
Balance at December 31, 2004	74,995,484	75	569,345	—	—	624	(519,373)	50,671
Net loss	—	—	—	—	—	—	(84,404)	(84,404)
Decrease in unrealized loss on available-for-sale securities	—	—	—	—	—	63	—	63
Change in accumulated translation adjustment	—	—	—	—	—	286	—	286
Comprehensive loss								(84,055)
Issuance of common stock under stock plans, net of repurchases	909,238	—	5,505	—	—	—	—	5,505
Issuance of common stock, net of offering costs	6,500,000	8	49,608	—	—	—	—	49,616
Issuance of common stock under the GlaxoSmithKline collaboration	1,000,000	1	8,853	—	—	—	—	8,854
Issuance of warrants to Symphony Evolution Holdings, Inc.	—	—	2,842	—	—	—	—	2,842
Stock-based compensation expense	—	—	110	—	—	—	—	110
Balance at December 31, 2005	83,404,722	84	636,263	—	—	973	(603,777)	33,543
Net loss	—	—	—	—	—	—	(101,492)	(101,492)
Decrease in unrealized loss on available-for-sale securities	—	—	—	—	—	405	—	405
Change in accumulated translation adjustment, net	—	—	—	—	—	(233)	—	(233)
Comprehensive loss								(101,320)
Issuance of common stock under stock plans, net of repurchases	1,013,998	—	8,145	—	—	—	—	8,145
Issuance of common stock, net of offering costs	11,500,000	12	90,482	—	—	—	—	90,494
Issuance of warrants to Symphony Evolution Holdings, Inc.	—	—	3,984	—	—	—	—	3,984
Exercise of Warrant	71,428		81	—	—	—	—	81
Stock-based compensation expense	—	—	17,613	—	—	—	—	17,613
Balance at December 31, 2006	95,990,148	$ 96	$756,568	$—	$—	$1,145	$(705,269)	$ 52,540

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$(101,492)	$ (84,404)	$(137,245)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	16,090	16,669	16,715
Loss attributed to noncontrolling interest	(21,697)	(10,406)	—
Stock-based compensation expense	17,613	110	56
Acquired in-process research and development	—	—	26,376
Amortization of intangibles	820	1,086	779
Loss on the sale of equipment	18	60	—
Other	754	602	430
Changes in assets and liabilities:			
Other receivables	(15,090)	(2,801)	16
Prepaid expenses and other current assets	(645)	(1,103)	(61)
Other assets	644	(1,022)	(1,403)
Accounts payable and other accrued expenses	12,164	355	764
Other long-term liabilities	6,015	6,479	2,875
Deferred revenue	39,467	28,014	(3,138)
Net cash used in operating activities	(45,339)	(46,361)	(93,836)
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	—	—	(1,600)
Purchases of investments held by Symphony Evolution, Inc.	(42,338)	(40,681)	—
Proceeds on sale of investments held by Symphony Evolution, Inc.	21,290	6,642	—
Purchases of property and equipment	(11,610)	(14,357)	(12,338)
Proceeds from sale of equipment	10	186	—
Change in restricted cash and investments	3,048	3,358	(11,201)
Proceeds from maturities of marketable securities	99,641	113,598	138,158
Proceeds from sale of marketable securities	—	—	917
Purchases of marketable securities	(91,742)	(109,394)	(93,663)
Net cash provided by (used in) investing activities	(21,701)	(40,648)	20,273
Cash flows from financing activities:			
Proceeds from the issuance of common stock, net of offering costs	90,482	58,468	—
Proceeds from exercise of stock options and warrants, net of repurchases	3,275	1,773	2,915
Proceeds from convertible notes	—	—	30,000
Proceeds from employee stock purchase plan	2,783	2,199	2,144
Repayment of notes from stockholders	—	—	53
Payments on capital lease obligations	(98)	(1,931)	(4,476)
Proceeds from notes payable and bank obligations	14,791	12,725	14,215
Principal payments on notes payable and bank obligations	(41,889)	(9,301)	(5,198)
Proceeds from purchase of noncontrolling interest by preferred shareholders in Symphony Evolution, Inc., net of fees	40,000	37,000	—
Net cash provided by financing activities	109,344	100,933	39,653
Effect of foreign exchange rates on cash and cash equivalents	(263)	(137)	(4)
Net increase (decrease) in cash and cash equivalents	42,041	13,787	(33,914)
Cash and cash equivalents, at beginning of year	81,328	67,541	101,455
Cash and cash equivalents, at end of year	$ 123,369	$ 81,328	$ 67,541
Supplemental cash flow disclosure:			
Cash paid for interest	$ 2,634	$ 2,747	$ 2,886
Warrants issued in conjunction with the Symphony Evolution, Inc. financing	3,984	2,842	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Exelixis, Inc. ("Exelixis," "we," "our" or "us") is committed to developing innovative therapies for cancer and other serious diseases. Through our drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products. Our most advanced pharmaceutical programs focus on drug discovery and development of small molecules in cancer. We believe that our proprietary technologies and drug discovery engine are also valuable to other industries whose products can be enhanced by an understanding of DNA or proteins, including the agrochemical and agricultural industries. We also maintain operations in Germany, which are engaged in activities dedicated towards the provision of transgenic mouse generation services, tools and related licenses to the industrial and academic community.

Basis of Consolidation

The consolidated financial statements include the accounts of Exelixis and our wholly owned subsidiaries as well as one variable interest entity, Symphony Evolution, Inc., for which we are the primary beneficiary as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"). All significant intercompany balances and transactions have been eliminated. We have determined that our subsidiary located in Germany, Artemis Pharmaceuticals is an operating segment and it has been aggregated into one reportable segment with Exelixis.

In 2006, Exelixis adopted a 52- or 53-week fiscal year that ends on the last Friday in December. Fiscal year 2006, a 52-week year, ended on December 29, 2006 and fiscal year 2007, a 52-week year, will end on December 28, 2007. For convenience, references in these Consolidated Financial Statements and Notes as of and for the fiscal year ended December 29, 2006 are indicated on a calendar year basis, ending December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Investments

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We invest in high-grade, short-term commercial paper and money market funds, which are subject to minimal credit and market risk..

Investments held by Symphony Evolution, Inc. consist of investments in money market funds. As of December 31, 2006 and 2005, we had investments held by Symphony Evolution, Inc. of $55.1 million and $34.0 million, respectively.

All marketable securities are classified as available-for-sale and are carried at fair value. We view our available-for-sale portfolio as available for use in current operations. Accordingly, we have classified certain investments as short-term marketable securities, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. We have classified certain investments as cash and cash equivalents and long-term marketable securities that collateralize loan balances, however they are not restricted to withdrawal, see Note 9 of the Notes to the Consolidated Financial Statements. Unrealized gains and losses on such securities, when material, are reported as a separate component of stockholders' equity. Realized gains and losses, net, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

The following summarizes available-for-sale securities included in cash and cash equivalents, short-term and long-term marketable securities and restricted cash and investments as of December 31, 2006 and 2005 (in thousands):

December 31, 2006

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 79,745	$—	$—	$ 79,745
Commercial paper	102,969	24	(25)	102,968
U.S. corporate bonds	6,115	—	(2)	6,113
Government debt	21,776	—	(41)	21,735
Total	$210,605	$ 24	$ (68)	$210,561

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash equivalents	$125,826	$ 24	$ (13)	$125,837
Marketable securities	55,571	—	(55)	55,516
Long-term marketable securities	19,573	—	—	19,573
Restricted cash and investments	9,635	—	—	9,635
Total	$210,605	$ 24	$ (68)	$210,561

December 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 67,384	$—	$ —	$ 67,384
Commercial paper	34,232	7	—	34,239
U.S. corporate bonds	25,964	—	(206)	25,758
Government debt	28,165	—	(250)	27,915
Market auction securities	25,200	—	—	25,200
Total	$180,945	$ 7	$(456)	$180,496

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash equivalents	$ 85,357	$ 7	$—	$ 85,364
Marketable securities	67,698	—	(391)	67,307
Long-term marketable securities	15,143	—	—	15,143
Restricted cash and investments	12,747	—	(65)	12,682
Total	$180,945	$ 7	$(456)	$180,496

The following is a summary of the amortized cost and estimated fair value of marketable securities at December 31, 2006 by contractual maturity (in thousands):

	2006	
	Amortized Cost	Fair Value
Mature in less than one year	$200,288	$200,244
Mature in one to three years	10,317	10,317
Total	$210,605	$210,561

The following is a summary of the estimated fair value and aggregate unrealized losses of marketable securities at December 31, 2006 and 2005 by continuous unrealized loss position (in thousands):

December 31, 2006

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Commercial Paper	$47,027	$(25)	$ —	$—
U.S. corporate bonds	1,571	(2)	4,043	—
Government debt	13,524	(41)	6,274	—
Total	$62,122	$(68)	$10,317	$—

December 31, 2005

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. corporate bonds	$ 6,753	$ (46)	$19,005	$(159)
Government debt	10,315	(104)	14,800	(147)
Total	$17,068	$(150)	$33,805	$(306)

As of December 31, 2006, unrealized losses were primarily due to increases in interest rates. Based on the scheduled maturities of our marketable securities we have concluded that some of the unrealized losses in our investment securities are other-than-temporary. Accordingly, we recorded a non-cash impairment charge of $0.1 million in interest expense and other, net, for the year ended December 31, 2006, to write down the carrying value of these securities to fair value. We have also concluded that the remaining unrealized losses in our investment securities are not other-than-temporary and we have the intent and the ability to hold these investments for a period of time sufficient for a recovery of our cost basis.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Equipment and furniture	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of lease life or 7 years

Equipment held under capital lease is stated at the lower of the cost of the related asset or the present value of the minimum lease payments and is amortized on a straight-line basis over the estimated useful life of the related asset. Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets

Goodwill amounts have been recorded as the excess purchase price over tangible assets, liabilities and intangible assets acquired based on their estimated fair value, by applying the purchase method. Under GAAP, we evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. When evaluating goodwill for impairment we must determine the reporting units that exist within Exelixis, our reporting units are consistent with our operating segments. We have allocated goodwill to our reporting units based on the relative fair value of the reporting units. We also evaluate other intangible assets for impairment when impairment indicators are identified.

Other intangible assets have been amortized using the straight-line method over the following estimated useful lives:

Developed technology	5 years
Patents/core technology	15 years
Assembled workforce	2 years

Long-lived Assets

The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Long-lived assets include property and equipment and identified intangible assets.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents and marketable securities, approximate fair value due to their short maturities. We have estimated the fair value of our long-term debt instruments using the net present value of the payments discounted at an interest rate that is consistent with our current borrowing rate for similar long-term debt. Based on borrowing rates currently available to us for loans and capital lease obligations with similar terms, the carrying value of our debt obligations approximates fair value, with the exception of our $85.0 million convertible loan with

GlaxoSmithKline and our equipment lines of credit that have an outstanding balance of $15.5 million and $12.4 million as of December 31, 2006. These items are described in further detail in Note 9 of the Notes to the Consolidated Financial Statements. We estimated the fair value of our convertible loan with GlaxoSmithKline to be $71.4 million, $72.7 million and $73.3 million as of December 31, 2006, 2005 and 2004, respectively and we estimated the fair value of our equipment line of credit to be $14.4 million and $16.5 million as of December 31, 2006 and 2005 and our new equipment line of credit to be $11.2 million as of December 31, 2006.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and investments in marketable securities. Cash equivalents and marketable securities consist of money market funds, taxable commercial paper, corporate bonds with high credit quality and U.S. government agency obligations. Investments held by Symphony Evolution, Inc. consist of investments in money market funds. All cash and cash equivalents, marketable securities and investments held by Symphony Evolution, Inc. are maintained with financial institutions that management believes are creditworthy. Other receivables are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, we may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. We have incurred no bad debt expense since inception.

The following table sets forth revenues recognized under our collaboration agreements that exceed 10% of total revenues during the years ending December 31, 2006, 2005 and 2004:

Collaborator	2006	2005	2004
GlaxoSmithKline	28%	37%	30%
Bristol-Myers Squibb	22%	7%	19%
Sankyo	15%	1%	2%
Wyeth	14%	0%	0%
Genoptera	0%	32%	27%

Revenue Recognition

License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the period of continuing involvement, generally the research term specified in the agreement. Contract research revenues are recognized as services are performed pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue. Payments are not refundable if research is not successful.

We enter into corporate collaborations under which we may obtain up-front license fees, research funding, and contingent milestone payments and royalties. We evaluate whether the delivered elements under these arrangements have value to our collaboration partner on a stand-alone basis and whether objective and reliable evidence of fair value of the undelivered item exists. Deliverables that do not meet these criteria are not evaluated separately for the purpose of revenue recognition. For a combined unit of accounting, non-refundable up-front fees and milestones are recognized in a manner consistent with the final deliverable, which is generally ratably over the research period.

Milestone payments are non-refundable and recognized as revenues over the period of the research arrangement. This typically results in a portion of the milestone being recognized at the date the milestone is achieved, which portion is equal to the applicable percentage of the research term that has elapsed at the date the milestone is achieved, and the balance being recognized over the remaining research term of the agreement.

Revenues from chemistry collaborations were generally recognized upon the delivery of accepted compounds.

Research and Development Expenses

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on our behalf.

Substantial portions of our preclinical studies and all of our clinical trials have been performed by third-party contract research organizations (CROs) and other vendors. We accrue expenses for preclinical studies performed by our vendors on a straight-line basis over the term of the service period and adjust our estimates as required. We accrue costs for clinical trial activities performed by CROs based upon the estimated amount of work completed on each study. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled and the duration for which they will be enrolled in the study. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms.

Net Loss Per Share

Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock because their effect is antidilutive. Potential common stock consists of incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of our convertible loans.

The following table sets forth potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive for the year ended December 31, 2006:

Options to purchase common stock	17,210,626
Conversion of loans	10,769,781
Warrants	1,500,000
	29,480,407

In addition, if we decide to exercise our option to repurchase our product candidates XL784, XL647 and XL999 from Symphony Evolution, we may issue a substantial number of shares in satisfaction of the purchase price. The Symphony Evolution transaction is described in further detail in Note 4 of the Notes to the Consolidated Financial Statements.

Foreign Currency Translation

Exelixis' subsidiary located in Germany operates using the local currency as the functional currency. Accordingly, all assets and liabilities of this subsidiary are translated using exchange rates in effect at the end of the period, and revenues and expenses are translated using average exchange rates for the period. The resulting translation adjustments are presented as a separate component of accumulated other comprehensive income.

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") effective January 1, 2006, which requires the recognition of stock-based compensation at fair value in our consolidated statements of operations. We adopted SFAS 123R under the modified prospective method and therefore we have not restated results for prior periods. Under the modified prospective method, we recorded compensation expense for all awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated using the Black-Scholes option pricing model.

We have limited historical information available to support the underlying estimates of certain assumptions required to value stock options. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. The expected option term also has a significant effect on the value of the option. The longer the term, the more time the option holder has to allow the stock price to increase without a cash investment and thus, the more valuable the option. However, empirical data shows that employees, for a variety of reasons, typically do not wait until the end of the contractual term of a nontransferable option to exercise. Accordingly, companies are required to estimate the expected term of the option for input to an option-pricing model. We estimate the term using historical data and peer data. We recognize compensation expense on a straight-line basis over the requisite service period. We have elected to use the simplified method to calculate the beginning pool of excess tax benefits as described in FASB FSP 123(R)-3.

Prior to the adoption of SFAS 123R, we recognized stock-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense is recognized in our financial statements for the stock options granted to employees, which had an exercise price equal to the fair value of the underlying common stock on the date of grant. We have employee and director stock option plans that are more fully described in Note 10 of the Notes to the Consolidated Financial Statements.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain stockholders' equity changes, which are comprised of unrealized gains and losses on available-for-sale securities and cumulative translation adjustments, not reflected in the consolidated statement of operations.

Comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Net loss	$(101,492)	$(84,404)	$(137,245)
Increase (decrease) in unrealized gains on available-for-sale securities	331	63	(737)
Reclassification for unrealized losses on marketable securities recognized in earnings	74	—	—
Increase (decrease) in cumulative translation adjustment	(233)	286	(575)
Reclassification adjustment for gains from cumulative currency translation	—	—	228
Comprehensive loss	$(101,320)	$(84,055)	$(138,329)

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,		
	2006	2005	2004
Unrealized losses on available-for-sale securities	$ (44)	$ (449)	$ (512)
Cumulative translation adjustment	1,189	1,422	1,136
Accumulated other comprehensive income	$1,145	$ 973	$ 624

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. We reclassified certain amounts from cash and cash equivalents to long-term marketable securities related to debt collateralization.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in the first quarter of fiscal 2007. As of December 31, 2006, we have federal and state net operating loss and credit carryforwards of approximately $963.2 million that may be subject to annual limitation, due to certain substantial changes in ownership, under the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss and credit carryforwards before utilization. As of December 31, 2006, all of our deferred tax assets have been fully offset by a valuation allowance because the realization of these assets is dependent upon future earnings. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition. Because our deferred tax assets are fully offset by a valuation allowance, we do not expect the adoption of FIN 48 to have a material effect on our results of operations.

NOTE 2. ACQUISITIONS

X-Ceptor Therapeutics

In October 2004, we completed the acquisition of X-Ceptor Therapeutics, Inc. ("X-Ceptor"). X-Ceptor, was privately held company located in San Diego, California, focused on the discovery and development of small molecules that modulate nuclear hormone receptors. The transaction was accounted for as an acquisition of assets. The total consideration for the acquisition was $25.7 million, which consisted of 2.6 million shares of our common stock, $2.9 million in cash, and $2.3 million in transaction costs. The transaction costs included financial advisory, legal, accounting and other fees.

We allocated the purchase price to X-Ceptor's tangible assets, liabilities and intangible assets such as assembled workforce and acquired in-process research and development. Independent valuation experts assisted us during the valuation of the intangible assets acquired. The $2.6 million of tangible assets acquired are comprised of $1.2 million of property and equipment, net of accumulated depreciation, $1.0 million of prepaid expenses and other assets and $0.4 million in cash and cash equivalents. The $3.9 million in liabilities assumed as part of the acquisition are comprised of $1.1 million in accounts payable and accrued expenses, $1.8 million in bank obligations and $1.0 million in deferred revenues. The acquired assembled workforce includes the estimated cost to replace existing employees, including recruiting and training costs. We amortized the value assigned to the assembled workforce of $1.1 million on a straight-line basis over an estimated useful life of two years. This asset was fully amortized as of December 31, 2006.

The valuation of the acquired in-process research and development of $26.0 million was determined using the income approach for each of the three projects in process. The in-process projects relate to the development of programs that are focused on the Liver X Receptor ("LXR") valued at $9.7 million, Farnesoid X Receptor ("FXR") valued at $8.8 million and Mineralocorticoid Receptor ("MR") valued at $7.5 million, which at the time of the acquisition were expected to be completed over approximately the next seven to ten years. At the time of the acquisition, these programs did not have a development candidate.

The income approach estimates the value of each acquired project in process based on its expected future cash flows. The valuation analysis considered the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 15% which is considered commensurate with the inherent risk and percentage of completion of the in-process projects. The purchased technology was not considered to have reached technological feasibility and since it has no alternative future use do to the early stage of the programs, the considerable complexity and uniqueness of the programs and the significant regulatory requirements remaining, it was recorded as a component to operating expense.

The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include obtaining the necessary regulatory approvals in a timely manner and being able to successfully and profitably produce, distribute and sell products.

In December 2005, we entered into a license agreement with Wyeth Pharmaceuticals Division ("Wyeth"). We granted to Wyeth an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate FXR. In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb" or "BMS") for the discovery, development and commercialization of novel therapies targeted against LXR. Additionally in March 2006, we entered into a collaboration agreement with Sankyo Company, a wholly owned subsidiary of Daiichi Sankyo Company, Limited ("Sankyo"). These agreements are described in further detail in Note 3 of the Notes to the Consolidated Financial Statements.

Agrinomics

In July 1999, Exelixis Plant Sciences and Bayer CropScience formed Agrinomics LLC to conduct a research, development and commercialization programs in the field of agricultural functional genomics. As a result of our acquisition of Exelixis Plant Sciences in 2000, we owned a 50% interest in Agrinomics, while Bayer CropScience owned the remaining 50% interest. In May 2004, we purchased from Bayer CropScience its 50% interest in Agrinomics in exchange for our release of all future obligations of Bayer CropScience to Agrinomics under the joint venture agreement and we granted license rights to the research, development and commercialization program in the field of agricultural functional genomics held by Agrinomics. The primary reason for the transfer was to allow both Bayer CropScience and us to develop the technology of the joint venture independently. As there is no readily determinable fair market value for Bayer CropScience's 50% interest in Agrinomics or Bayer CropScience's future obligations, if any, under the Agrinomics joint venture agreement, we recorded this acquisition of a business as a non-monetary transaction. Accordingly, for accounting purposes, the purchase price was deemed to be zero.

We recorded the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by us based on valuation techniques in accordance with GAAP. As a result of this transaction, we recorded net tangible liabilities of $0.5 million, intangible assets of $0.1 million and expense associated with the purchase of in-process research and development of $0.4 million, representing the fair value of two primary research projects that had not yet reached technological feasibility and that have no alternative future use.

NOTE 3. RESEARCH AND COLLABORATION AGREEMENTS

Bristol-Myers Squibb

In September 1999, Exelixis entered into a three-year research and technology transfer agreement with Bristol-Myers Squibb to identify the mechanism of action of compounds delivered to us by BMS. In July 2002, the agreement was extended for an additional two years. Under the terms of the agreement, we received a $0.3 million technology access fee and annual research funding ranging from $1.3 million to $2.5 million over the research term. We can also earn additional amounts under the agreement upon the achievement of certain milestones as well as earn royalties on the future sale by BMS of human products incorporating compounds developed under the agreement. The agreement also includes technology transfer and licensing terms which call for BMS and us to license and share certain core technologies in genomics and lead optimization. In accordance with the terms of the two-year extension, this agreement expired in July 2004.

In July 2001, we entered into a cancer collaboration agreement with BMS. Under the terms of the collaboration, BMS paid Exelixis a $5.0 million upfront license fee and agreed to provide Exelixis with $3.0 million per year in research funding for a minimum of three years. In December 2003, the cancer collaboration was extended until January 2007, at which time BMS elected to continue the collaboration until July 2009. The goal of the extension is to increase the total number and degree of validation of cancer targets that we will deliver to BMS. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, BMS provided us with an upfront payment and will provide increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. We will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

In December 2005, Exelixis entered into a collaboration agreement with BMS, which became effective in January 2006, for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time Exelixis granted BMS an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR. During the research term, Exelixis and BMS expect to jointly identify drug candidates that are ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by BMS, BMS will be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate and we do not have rights to reacquire such drug candidates.

Under the LXR collaboration agreement, BMS paid Exelixis a nonrefundable upfront payment in the amount of $17.5 million and is obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. BMS has the option to extend the research period for an additional one-year term. The upfront payment and the research and development funding will be recognized as revenue over the research period. Under the agreement, BMS is required to pay us development and regulatory milestones of up to $140.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones and royalties on any sales of products commercialized under the collaboration.

In December 2006, Exelixis entered into a worldwide collaboration with BMS, which became effective in January 2007. This new collaboration agreement is described in further detail in Note 14 of the Notes to the Consolidated Financial Statements.

Genentech

In May 2005, Exelixis and Genentech, Inc. ("Genentech") established a collaboration to discover and develop therapeutics for the treatment of cancer, inflammatory diseases, and tissue growth and repair. Under the terms of the agreement, we granted to Genentech a license to certain intellectual property. Genentech paid us a nonrefundable upfront license payment and is obligated to provide research and development funding over the three-year research term, totaling $16.0 million. The upfront license payment and the research and development funding are being recognized as revenue over the research term.

Under the agreement, Genentech will have primary responsibility in the field of cancer for research and development activities as well as rights for commercialization of any products to which we have no contractual reacquisition rights. In the fields of inflammatory disease and in the field of tissue growth and repair, we will initially have primary responsibility for research activities and after the expiration of the research term, we will have the option to elect to share a portion of the costs and profits associated with the development, manufacturing and commercialization of products in one of these fields. The research term under the agreement is three years and may be extended upon mutual consent for one-year terms. For all products under the agreement that are not elected as cost or profit sharing products, we may receive milestone and royalty payments.

In December 2006, Exelixis entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518, a small-molecule inhibitor of MEK. Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the agreement and with the submission of an IND for XL518, respectively. We expect to recognize the upfront and milestone payments as revenue over the estimated research term of three years.

Under the terms of the agreement, we are responsible for developing XL518 through the end of a Phase I clinical study at which point Genentech has the option to co-develop XL518. If Genentech exercises its option to co-develop XL518 we will be entitled to receive an opt-in payment and we will be required to grant to Genentech an exclusive worldwide revenue-bearing license to XL518. Genentech will be responsible for all further development and development costs of XL518 and we will share equally in the U.S. commercialization costs. On an annual basis we are entitled to an initial equal share of U.S. profits and losses, which will decrease as sales increase, and we are also entitled to royalties on non-U.S. sales.

Sankyo Company

In March 2006, Exelixis and Sankyo Company entered into a collaboration agreement for the discovery, development and commercialization of novel therapies targeted against MR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR. After completion of the research term, Sankyo will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds.

Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and is obligated to provide research and development funding of $3.8 million over a 15-month research term. Exelixis and Sankyo may mutually agree to extend the research term for an additional two years. The upfront payment and research and development funding will be recognized as revenue over the initial 15-month research term, which commenced on April 1, 2006. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Sankyo may terminate the agreement upon 90 days' written notice in which case Sankyo's payment obligations will cease, its license relating to compounds that modulate MR will terminate and revert to us, and we will receive, subject to certain terms and conditions, licenses from Sankyo to research, develop and commercialize compounds that were discovered under the agreement.

Wyeth Pharmaceuticals

In December 2005, Exelixis and Wyeth entered into a license agreement related to compounds targeting FXR, a nuclear hormone receptor implicated in a variety of metabolic and liver disorders. Under the terms of the agreement, we have granted to Wyeth an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate FXR. Wyeth paid us a nonrefundable upfront payment in the amount of $10.0 million and we received $4.5 million in November 2006 for achieving a development milestone. Wyeth is obligated to pay additional development and commercialization milestones of up to $143.0 million, as well as royalties on sales of any products commercialized by Wyeth under the agreement. Substantially all the upfront and milestone payments were recognized as revenue in 2006. Wyeth will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds.

Helsinn Healthcare

In June 2005, Exelixis and Helsinn Healthcare S.A. ("Helsinn") entered into a license agreement for the development and commercialization of XL119 (becatecarin). Helsinn paid us a nonrefundable upfront payment in the amount of $4.0 million and was obligated to pay development and commercialization milestones, as well as royalties on worldwide sales. The upfront payment was recognized as revenue during 2005. Helsinn assumed all costs incurred for the ongoing multi-national Phase III clinical trial for XL119 after the execution of the license agreement.

In May 2006, we supplied Helsinn with certain clinical trial materials in order for Helsinn to maintain enrollment in the Phase III clinical trial for XL119. Helsinn's acceptance of the clinical trial materials triggered a $4.0 million milestone payment, which was received and recognized as revenue in June 2006. In November 2006, Helsinn discontinued the XL119 Phase III clinical trial program.

Bayer

In May 1998, Exelixis entered into a six-year research collaboration agreement with Bayer Corporation ("Bayer") to identify novel screening targets for the development of new pesticides for use in crop protection. We received a $1.2 million license fee upon execution of the agreement that was recognized as revenue over the term of the agreement.

In December 1999, we expanded our relationship with Bayer by forming a joint venture in the form of a new limited liability company, Genoptera LLC ("Genoptera"). Under the terms of the Genoptera operating agreement, Bayer provided 100% of the capital necessary to fund the operations of Genoptera and had the ability to control the entity with a 60% ownership interest and we owned the other 40% interest in Genoptera and we reported our investment in Genoptera using the equity method of accounting. Bayer's initial capital contributions to Genoptera were $10.0 million in January 2000 and another $10.0 million in January 2001. Bayer also contributed cash to Genoptera in amounts necessary to fund its ongoing operating expenses. Genoptera incurred losses since inception. Since the carrying value of the investment remained at zero and we had no obligation to fund future losses, we did not record any equity method losses for Genoptera.

In January 2000, Exelixis, Bayer and Genoptera entered into an exclusive eight-year research collaboration agreement, which superseded the 1998 agreement discussed above. We were required to provide Genoptera with expanded research services focused on developing insecticides and nematicides for crop protection. Under the terms of the collaboration agreement, Genoptera paid us a $10.0 million license fee and a $10.0 million research commitment fee, which we received in January 2000 and January 2001, respectively. Additionally, Genoptera was required to pay us $10.0 million in annual research funding.

In March 2005, Exelixis, Bayer and Genoptera agreed to amend the terms of the collaboration agreement, dated January 1, 2000, among Exelixis, Bayer and Genoptera. The amended agreement provided for an early termination of the research term and required Bayer to acquire our 40% ownership interest in Genoptera, which was acquired in December 2005. The amended agreement also required Bayer to pay us an early termination fee of $10.9 million, which was paid in April 2005.

In June 2005, the final knowledge transfer was completed and we recognized $21.1 million in revenues, which included the early termination fee, paid in April 2005, and accelerated recognition of deferred revenues related to upfront payments and milestones. Pursuant to the terms of the amended agreement, Bayer, through Genoptera, obtained exclusive rights in the field of agriculture to assays, compounds and products developed under the collaboration and we have obtained exclusive rights in all other fields. In addition, the obligations of Bayer to fund further research ceased and we have no further obligations to perform research.

GlaxoSmithKline

In October 2002, Exelixis and SmithKlineBeecham Corporation, which does business as GlaxoSmithKline, established a collaboration to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (i) a Product Development and Commercialization Agreement ("PDA"); (ii) a Stock Purchase and Stock Issuance Agreement ("SPA"); and (iii) a Loan and Security Agreement ("LSA"). Under the original PDA, GlaxoSmithKline paid us $30.0 million in an upfront fee and $10.0 million in annual research funding, and agreed to pay a minimum of an additional $80.0 million in research and development funding over the first six years of the collaboration.

Under the original SPA, GlaxoSmithKline purchased 2.0 million shares of our common stock in a private placement at a purchase price of $7.00 per share, which represented a premium of approximately 100% to the stock price on the effective date of the agreements. We received cash proceeds of approximately $14.0 million for the purchase of these shares in November 2002. The upfront fee and the premium portion of the equity purchase have been deferred and are being recognized as revenue over the development term. Under the terms of the SPA, we had the option to sell additional common shares to GlaxoSmithKline in the future, as described below.

Under the original LSA, GlaxoSmithKline provided a loan facility of up to $85.0 million for use in our efforts under the collaboration, and we borrowed $25.0 million under that agreement in December 2002, an additional $30.0 million in December 2003, and the remaining $30.0 million in December 2004. All loan amounts bear interest at a rate of 4.0% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest becomes due in installments, beginning on or about the sixth anniversary of the collaboration, unless the collaboration is earlier terminated by GlaxoSmithKline. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions.

In January 2005, we amended the terms of our collaboration with GlaxoSmithKline. Under the amended PDA, GlaxoSmithKline selected a modified program election through which the focus of the collaboration is shifted to 12 internal programs at various stages of development (XL784, XL647, XL999, XL880, XL184, XL820, XL844, XL281, XL418, XL228 and two earlier stage oncology programs). Each program centers on compounds that are directed against one or more targets identified in the collaboration. Under the modified program, GlaxoSmithKline has the right to select from these programs up to two compounds at proof-of-concept (completion of Phase IIa clinical trial) or three compounds if GlaxoSmithKline extends the collaboration. If GlaxoSmithKline selects three compounds, we could receive significant acceptance milestones. The actual amount of acceptance milestones that we receive from GlaxoSmithKline will depend on the number of compounds selected and the timing of the selection of the compounds. Prior to the end of a specified development term, GlaxoSmithKline retains exclusivity rights to the 32 specified targets that are encompassed by the 12 programs. However, we retain rights to all compounds not encompassed by the 12 programs selected by GlaxoSmithKline and may work on any targets with the exception of the 32 targets subject to GlaxoSmithKline's exclusivity rights.

In May 2005, we filed the third of three INDs required by the amended PDA to achieve a $30.0 million milestone, which we received from GlaxoSmithKline in May 2005. The revenue from this milestone is being recognized over the term of the amended PDA on a straight-line basis from January 2005 to November 2009. In return for the new $30.0 million milestone, GlaxoSmithKline will receive a $30.0 million credit and a specified reduction against the first acceptance milestone as well as a temporary reduction in the royalty rate it owes us on net sales of products developed under the collaboration. In May 2005, we submitted two new development candidates to GlaxoSmithKline, thereby triggering an additional $5.0 million milestone, which we received in May 2005. We may also receive additional development related milestones and royalties on product sales and have certain co-promotion rights to products in North America. In addition, under the amended PDA, GlaxoSmithKline agreed to provide research funding of $47.5 million over the remaining three-year term of the collaboration, of which we have received $30.0 million through 2006.

The terms of the amended PDA allow us to use third-party financing vehicles to fund the further clinical development of our compounds XL784, XL647 and XL999 but any such compounds developed through clinical financing vehicles continue to be subject to GlaxoSmithKline's compound selection rights. In June 2005, we entered into a transaction to fund the clinical development of XL784, XL647 and XL999 through Symphony Evolution, a third-party financing vehicle. This is described in further detail in Note 4 of the Notes to the Consolidated Financial Statements.

Pursuant to the terms of the original SPA and as a result of its modified program election, GlaxoSmithKline purchased an additional 1.0 million shares of our common stock in January 2005 at an aggregate purchase price of $11.1 million, of which $2.2 million was a premium to the then fair value of the shares. We have no further option to sell, and GlaxoSmithKline has no further obligation to purchase, additional shares of our common stock. The premium portion of the equity purchase has been deferred and is being recognized as revenue over the development term.

Compound Collaborations

We entered into collaboration agreements with Cytokinetics, Inc. ("Cytokinetics"), Elan Pharmaceuticals, Inc. ("Elan"), Schering-Plough Research Institute, Inc. ("Schering-Plough"), Scios, Inc. ("Scios"), Merck & Co., Inc. ("Merck") and with Bayer CropScience, to jointly design custom high-throughput screening compound libraries that Exelixis would synthesize and qualify. Each company was required to pay Exelixis a per-compound fee and paid an upfront technology access fee that was creditable towards the future purchase of compounds. The upfront fees were initially deferred. Revenues under these collaboration agreements were generally recognized upon delivery of the accepted compounds. Each party retains the rights to use the compounds in its own unique drug discovery programs and in its collaborative efforts with third parties. During 2004, our collaboration agreement with Elan terminated in accordance with the terms of the agreement.

We entered into amendments to our collaboration agreements with Cytokintetics, Schering-Plough, Scios and Merck to terminate the collaboration agreements effective December 31, 2004. Each of the amendments provided that we had fully satisfied our obligations under the terms of the original agreements. No early termination penalties were incurred in connection with the early termination of these agreements.

NOTE 4. SYMPHONY EVOLUTION

On June 9, 2005 (the "Closing Date"), we entered into a series of related agreements providing for the financing of the clinical development of XL784, XL647 and XL999 (the "Programs"). Pursuant to the agreements, Symphony Evolution, Inc. ("SEI") invested $80.0 million to fund the clinical development of these Programs and we have licensed to SEI our intellectual property rights related to these Programs. SEI is a wholly owned subsidiary of Symphony Evolution Holdings LLC ("Holdings"), which provided $40.0 million in funding to SEI at closing, and an additional $40.0 million in June 2006. We continue to be primarily responsible for the development of the Programs in accordance with specified development plans and related development budgets.

In accordance with FIN 46R, we have determined that SEI is a variable interest entity for which we are the primary beneficiary. As a result, we will include the financial condition and results of operations of SEI in our consolidated financial statements. Accordingly, we have deducted the losses attributable to the noncontrolling interest in SEI from our net loss in the consolidated statement of operations and we have also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by SEI's losses. For the year ended December 31, 2006 and 2005, the losses attributed to the noncontrolling interest holders were $21.7 million and $10.4 million, respectively. We also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by: (i) a $3.0 million structuring fee that we incurred in connection with the closing of the SEI transaction, (ii) a $2.8 million value assigned to the warrants that were issued to Holdings upon closing, and (iii) a $4.0 million value assigned to the warrants that were issued to Holdings in June 2006.

Pursuant to the agreements, we have received an exclusive purchase option (the "Purchase Option") that gives us the right to acquire all of the equity of SEI, thereby allowing us to reacquire all of the Programs. The Purchase Option was amended in December 2006 to allow us, at our election, to pay up to 100% of the purchase option exercise price in shares of our common stock. Under the original terms of the purchase option, we were only entitled to pay up to 33% of the purchase option exercise price in shares. This Purchase Option is exercisable at any time, until the earlier of June 9, 2009 or the 90th day after the date that SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million at an exercise price equal to the sum of: (i) the total amount of capital invested in SEI by Holdings and (ii) an amount equal to 25% per year on such funded capital (with respect to the initial funded capital, compounded from the Closing Date and, with respect to the second draw amount, compounded from the second draw date). The Purchase Option exercise price may be paid in cash, our common stock or in a combination of cash and our common stock, at our sole discretion.

Pursuant to the agreements, we issued to Holdings a five-year warrant to purchase 750,000 shares of our common stock at $8.90 per share in June 2005. We issued an additional five-year warrant to purchase 750,000 shares of our common stock at $8.90 per share in connection with the additional $40.0 million in funding in June 2006. In addition, if the Purchase Option expires unexercised at the four-year anniversary of the Closing Date, we are obligated to issue to Holdings an additional warrant to purchase 500,000 shares of our common stock at a price per share equal to 125% of the market price of our common stock at the time of expiration of the Purchase Option, with a five-year term. The warrants issued upon closing were assigned a value of $2.8 million and the warrants issued in June 2006 were assigned a value of $4.0 million in accordance with the Black-Scholes option valuation methodology and we recorded these values as a reduction to the noncontrolling interest in SEI. Pursuant to the agreements; we have no further obligation beyond the items described above and we have no obligation to the creditors of SEI as a result of our involvement with SEI.

The Programs are subject to our collaboration with GlaxoSmithKline, and GlaxoSmithKline may continue to select at proof-of-concept for further development one or more of the Programs licensed to SEI, in which case we would have to repurchase the Programs through the exercise of our Purchase Option. Under the terms of the amended PDA, GlaxoSmithKline has agreed to increase the acceptance milestones for the programs that are funded through SEI.

NOTE 5. RELATED PARTY TRANSACTIONS

For the years ended, December 31, 2005 and 2004, we recognized revenues of $24.0 million and $14.4 million, respectively, under a collaboration agreement with Bayer through our joint venture with Genoptera. The $24.0 million recognized in 2005 was primarily related to the recognition of $21.1 million in revenues from the acceleration of upfront payments, milestones and a termination payment associated with the termination of our Genoptera collaboration. We also recognized revenues of $0.9 million under the Agrinomics joint venture for the year ended December 31, 2004. In May 2004, we acquired the remaining 50% interest in Agrinomics from Bayer.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2006	December 31, 2005
Laboratory equipment	$ 63,490	$ 56,572
Computer equipment and software	17,890	14,916
Furniture and fixtures	5,182	4,915
Leasehold improvements	21,817	18,591
Construction-in-progress	1,264	2,617
	109,643	97,611
Less accumulated depreciation and amortization	(77,349)	(62,034)
	$ 32,294	$ 35,577

The equipment under our capital leases collateralizes the related lease obligations. For the years ended December 31, 2006 and 2005, we had equipment under our capital leases and corresponding accumulated amortization of the following (in thousands):

	December 31, 2006	December 31, 2005
Equipment under capital leases	$—	$ 1,545
Less accumulated depreciation and amortization	—	(1,189)
	$—	$ 356

Amortization expense related to the capital leases is included with depreciation expense. For the years ended, December 31, 2006, 2005 and 2004, we recorded depreciation expense of $15.3 million, $13.9 million and $13.6 million, respectively.

NOTE 7. GOODWILL AND OTHER ACQUIRED INTANGIBLES

Our annual goodwill impairment test date is performed at the beginning of the fourth quarter of every year. Following this approach, we monitor asset-carrying values as of October 1 and on an interim basis if events or changes in circumstances occur we assess whether there is a potential impairment and complete the measurement of impairment, if required. To date, our annual impairment tests have not resulted in impairment of recorded goodwill. Intangible asset components listed below have been amortized using the straight-line method over the assets estimated useful life.

The components of our other acquisition-related intangible assets are as follows (in thousands):

	December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$1,240	$(1,240)	$ —
Patents and core technology	4,323	(1,718)	2,605
Assembled workforce	1,100	(1,100)	—
Total	$6,663	$(4,058)	$2,605

	December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$1,240	$(1,148)	$ 92
Patents and core technology	4,323	(1,429)	2,894
Assembled workforce	1,100	(661)	439
Total	$6,663	$(3,238)	$3,425

The expected future annual amortization expense of the other acquisition-related intangible assets is as follows (in thousands):

Year Ending December 31,	
2007	$ 288
2008	288
2009	288
2010	288
2011	288
Thereafter	1,165
Total expected future amortization	$2,605

NOTE 8. RESTRUCTURING CHARGES

2004 Restructuring Charges

During the second quarter of 2004, we implemented a restructuring and consolidation of our research and discovery organizations. We accounted for the restructuring activity in accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). The restructuring included a reduction in force of 62 employees, the majority of which were research personnel located in South San Francisco, California. We recorded a restructuring charge of $1.7 million during the second quarter of 2004 comprised primarily of involuntary termination benefits. As of December 31, 2005, all amounts under this restructuring liability had been fully paid.

2003 Restructuring Charges

During the third quarter of 2003, we implemented a worldwide restructuring of our research and development organization designed to reallocate resources and enhance the efficiency of our operations. The restructuring included a reduction in force of 61 research personnel located in South San Francisco, California and Tübingen, Germany, closure of our Tübingen location, and relocation of certain research activities and employees from Tübingen to South San Francisco. We recorded a cumulative charge of $1.5 million in accordance with SFAS 146, of which $0.5 million and $1.0 million was recorded during the years ended December 31, 2004 and 2003, respectively. The restructuring plan was substantially complete as of March 31, 2004. This charge primarily consists of severance payments, retention bonuses, relocation costs, lease buyout costs and legal and outplacement services fees. As of December 31, 2005, all amounts under this restructuring liability had been fully paid.

NOTE 9. DEBT

Our debt consists of the following (in thousands):

	December 31,	
	2006	2005
GlaxoSmithKline convertible loans	$ 85,000	$ 85,000
Bank equipment lines of credit	36,653	33,751
PDL BioPharma convertible promissory note	—	30,000
	121,653	148,751
Less: current portion	(13,579)	(41,893)
Long-term debt	$108,074	$106,858

Under the LSA executed in connection with the GlaxoSmithKline collaboration, GlaxoSmithKline provided a loan facility of up to $85.0 million for use in our efforts under the collaboration. We borrowed $25.0 million under that agreement in December 2002, an additional $30.0 million in December 2003 and the remaining $30.0 million in 2004. All loan amounts bear interest at a rate of 4.0% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest becomes due in installments, beginning on or about the sixth anniversary of the collaboration, unless the collaboration is earlier terminated by GlaxoSmithKline. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of Exelixis' common stock at fair market value, subject to certain conditions. This loan facility also contains financial covenants pursuant to which our working capital (the amount by which our current assets exceed our current liabilities as defined by the agreement) must not be less than $25.0 million and our cash and investments (total cash and cash equivalents and investments as defined by the agreement, which excludes restricted cash and investments) must not be less than $50.0 million. As of December 31, 2006, we were in compliance with these covenants.

In May 2001, we entered into a two-year collaboration to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer with PDL BioPharma, Inc. ("PDL"). This collaboration was successfully completed on schedule in May 2003. In May 2001, we issued a $30.0 million convertible promissory note to PDL in connection with the collaboration agreement. The note bore interest at 5.75% and was payable annually. The note matured and was paid in full in May 2006.

In May 2002, we entered into a loan and security agreement with a bank for an equipment line of credit of up to $16.0 million with a draw down period of one year. Each draw on the line of credit has a payment term of 48 months and bears interest at the bank's published prime rate (7.8% at December 31, 2006). We extended the draw down period on the line-of-credit for an additional year in June 2003 and increased the principal amount of the line of credit from $16.0 million to $19.0 million in September 2003. Pursuant to the terms of this line of credit, we are required to maintain a first priority security interest in the form of a deposit or securities account at the bank equal to 100% of the outstanding obligation under the line of credit. As of December 31, 2006, the collateral balance was $2.3 million and we recorded this amount in the accompanying consolidated balance sheet as cash and cash equivalents and long-term marketable securities as the securities are not restricted as to withdrawal. This equipment line of credit was fully drawn as of December 31, 2004. The outstanding obligation under the line of credit as of December 31, 2006 and 2005 was $1.6 million and $6.1 million, respectively.

In December 2004, we entered into a loan modification agreement to the loan and security agreement originally entered into in May 2002. The terms associated with the original $16.0 million line of credit under the May 2002 agreement were not modified. The loan modification agreement provides for an additional equipment line of credit in the amount of up to $20.0 million with a draw down period of one year. Pursuant to the terms of the modified agreement, we were required to make interest only payments through February 2006 at an annual rate of 0.70% on all outstanding advances. Beginning in March 2006, we are required to make 48 equal monthly installment payments of principal plus accrued interest, at an annual rate of 0.70%. The loan facility is secured by a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. As of December 31, 2006, the collateral balance was $16.4 million, and we recorded this amount in the accompanying consolidated balance sheet as cash and cash equivalents and long-term marketable securities as the deposit account is not restricted as to withdrawal. This equipment line of credit was fully drawn as of December 31, 2006. The outstanding obligation under the line of credit as of December 31, 2006 and 2005 was $15.5 million and $17.6 million, respectively.

In December 2006, we entered into a loan modification agreement to the loan and security agreement originally entered into in May 2002. The terms associated with the original line of credit under the May 2002 agreement and December 2004 loan modification agreement were not modified. The December 2006 loan modification agreement provides for an additional equipment line of credit in the amount of up to $25.0 million with a draw down period of approximately one year. Each advance must be repaid in 48 equal, monthly installments of principal, plus accrued interest, at an annual rate of 0.85% fixed and is subject to a prepayment penalty of 1.0%. The loan facility is secured by a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. We had drawn down $12.4 million from this equipment line as of December 31, 2006. The collateral balance of $12.4 million was recorded in the accompanying consolidated balance sheet as cash and cash equivalents and long-term marketable securities as the deposit account is not restricted as to withdrawal. The outstanding obligation under the line of credit as of December 31, 2006 was $12.4 million.

In December 2003, we entered into a credit agreement with a bank for an equipment line of credit of up to $15.0 million with a draw down period of one year. During the draw down period, we made interest only payments on outstanding balances. At the end of the draw down period, the outstanding balance converted to a 48-month term loan. The outstanding principal balance bears interest at LIBOR plus 0.625% (6.0% at December 31, 2006). This equipment line of credit had been fully drawn as of December 31, 2004. Of the $15.0 million draw down, $1.6 million was in the form of an irrevocable stand by letter of credit. This letter of credit is in lieu of a security deposit for one of our South San Francisco facilities. Pursuant to the terms of the line of credit, we are required to maintain a securities account at the bank equal to at least 100% of the outstanding principal balance. As of December 31, 2006, the collateral balance was $8.6 million, and we recorded this amount in the balance sheet as restricted cash and investments as the securities are restricted as to withdrawal. The outstanding obligation under the line of credit as of December 31, 2006 and 2005 was $7.0 million and $10.1 million, respectively.

Aggregate future principal payments of our total long-term debt as of December 31, 2006 are as follows (in thousands):

Year Ending December 31,	
2007	$ 13,579
2008	39,521
2009	36,192
2010	32,326
2011	35
Thereafter	—
	121,653
Less current portion	(13,579)
	$108,074

NOTE 10. COMMON STOCK AND WARRANTS

Stock Repurchase Agreements

Under the terms of our stock option agreements for options granted to employees before December 9, 2004, options are exercisable when granted, and, if exercised, the related shares are subject to repurchase upon termination of employment. Repurchase rights lapse over the vesting periods, which are generally four years. Should the employment of the holders of common stock subject to repurchase terminate prior to full vesting of the outstanding shares, we may repurchase all unvested shares at a price per share equal to the original exercise price. At December 31, 2006 and 2005 no shares were subject to repurchase terms and as of December 31, 2004 we had 19 shares subject to repurchase terms. On December 9, 2004, Exelixis' Board of Directors adopted a new stock option agreement under our 2000 Equity Incentive Plan pursuant to which we may grant options that may not be exercised early. Stock option grants after December 9, 2004 under our 2000 Equity Incentive Plan are generally made pursuant to the new option agreement and do not permit early exercise of options.

On December 9, 2005, Exelixis' Board of Directors adopted a Change in Control and Severance Benefit Plan (the "Plan") for executives and certain non-executives. Eligible Plan participants includes Exelixis employees with the title of vice president and higher. If a participant's employment with Exelixis is terminated without cause during a period commencing one month before and ending thirteen months following a change in control, then the Plan participant is entitled to have the vesting of all of his stock options accelerated with the exercise period being extended to no more than one year.

In October 2006, we completed a public offering of 11.5 million shares of our common stock under an effective registration statement, at a price of $8.40 per share, for gross proceeds of $96.6 million. We received approximately $90.5 million in net proceeds after deducting underwriting fees of $5.8 million and offering expenses of approximately $0.3 million.

Warrants

We have granted warrants to purchase shares of capital stock to third parties in connection with financing arrangements. At December 31, 2006, the following warrants to purchase common stock were outstanding and exercisable:

Date Issued	Exercise Price per Share	Expiration Date	Number of Shares
June 9, 2005	$8.90	June 9, 2010	750,000
June 9, 2006	$8.90	June 9, 2011	750,000
			1,500,000

Reserved Shares

At December 31, 2006, common stock reserved for future issuance is as follows:

Outstanding common stock options	17,210,626
Common stock available for grant under our stock option plans	12,104,396
Common stock available for grant under the 401(k) plan	149,152
Common stock issuable upon conversion of loans	10,769,781
Common stock available for grant under the 2000 Employee Stock Purchase Plan	1,493,230
Warrants	1,500,000
	43,227,185

NOTE 11. EMPLOYEE BENEFIT PLANS

Stock Option Plans

We have several stock option plans under which we have granted incentive stock options and non-qualified stock options to employees, directors and consultants. The Board of Directors or a designated Committee of the Board is responsible for administration of our employee stock option plans and determines the term, exercise price and vesting terms of each option. In general, our options have a four-year vesting term, an exercise price equal to the fair market value on the date of grant, and a ten year life from the date of grant (five years for incentive stock options granted to holders of more than 10% of Exelixis' voting stock).

Stock Purchase Plan

In January 2000, we adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each six month purchase period. Compensation expense related to our ESPP for 2006 was $0.9 million. As of December 31, 2006, we had 1.5 million shares available for grant under our ESPP. We issued 376,544 shares, 377,322 shares and 312,552 shares of common stock during 2006, 2005 and 2004, respectively, pursuant to the ESPP at an average price per share of $7.42, $5.83 and $6.83, respectively.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB 25. Accordingly, we generally recognized compensation expense only when we granted options with a discounted exercise price. Any resulting compensation expense was recognized ratably over the associated service period, which was generally the option vesting term. Also, we provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"), as if the fair value method defined by SFAS 123 had been applied to our stock-based compensation.

The following table illustrates the effect on net loss and loss per share for 2005 and 2004, had we applied the fair value recognition provisions of SFAS 123 (in thousands, except per share amounts):

	Year Ended December 31,	
	2005	2004
Net loss:		
As reported	$(84,404)	$(137,245)
Add: Stock-based employee compensation expense (reversal) included in reported net loss	(5)	56
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(11,912)	(16,028)
Pro forma	$(96,321)	$(153,217)
Net loss per share (basic and diluted):		
As reported	$ (1.07)	$ (1.89)
Pro forma	$ (1.22)	$ (2.11)

We adopted Statement SFAS 123R effective January 1, 2006, which requires the recognition of stock-based compensation at fair value in our consolidated statements of operations. We adopted SFAS 123R under the modified prospective method and therefore we have not restated results for prior periods. Under the modified prospective method, we recorded compensation expense for all awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated using the Black-Scholes option pricing model. We recognize compensation expense on a straight-line basis over the requisite service period.

The impact on both basic and diluted earnings per share in fiscal 2006 was $0.20 per share. We recognize stock-based compensation expense net of estimated forfeitures in order to only recognize the expense for the shares expected to vest over the requisite service period of the award, which is generally the option vesting term of four years. We estimated the forfeiture rate for 2006 based on our historical experience, at an annual rate of 3.9%.

Employee stock-based compensation expense under SFAS 123R was allocated as follows (in thousands):

	Year Ended December 31, 2006
Research and development expense	$11,170
General and administrative expense	6,278
Total employee stock-based compensation expense	$17,448

We use the Black-Scholes option pricing model to value our stock options. The expected life computation is based on historical exercise patterns and post-vesting termination behavior. However, only for options granted during 2005, we used the "simplified" method to estimate the expected term as outlined in Staff Accounting Bulletin No. 107. The simplified method establishes an estimate of the expected term as the mid-point between the vesting term and the maximum contractual term. We considered implied volatility as well as our historical volatility in developing our estimate of expected volatility. The fair value of employee share-based payments awards was estimated using the following assumptions and weighted average fair values:

	Stock Options		
	2006	2005	2004
Weighted average grant-date fair value	$ 5.26	$ 5.67	$ 4.77
Risk-free interest rate	4.42%	4.25%	3.11%
Dividend yield	0%	0%	0%
Volatility	64%	66%	72%
Expected life	4.7 years	6.2 years	4 years

	ESPP		
	2006	2005	2004
Weighted average grant-date fair value	$ 2.72	$ 2.24	$ 2.46
Risk-free interest rate	4.69%	2.74%	1.11%
Dividend yield	0%	0%	0%
Volatility	53%	56%	63%
Expected life	6 months	6 months	6 months

A summary of all option activity was as follows for the following fiscal years ended December 31:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2003	10,906,742	$12.65		
Granted	3,327,405	8.33		
Exercised	(614,865)	4.74		
Cancelled	(2,085,427)	12.64		
Options outstanding at December 31, 2004	11,533,855	11.74		
Granted	3,869,375	8.78		
Exercised	(302,264)	5.80		
Cancelled	(1,943,535)	13.53		
Options outstanding at December 31, 2005	13,157,431	10.73		
Granted	5,441,225	9.40		
Exercised	(426,221)	7.46		
Cancelled	(961,809)	11.73		
Options outstanding at December 31, 2006	17,210,626	$10.34	7.4 years	$8,758,832
Exercisable at December 31, 2006	9,245,535	$11.35	5.6 years	$8,030,299

At December 31, 2006, a total of 12,104,396 shares were available for grant under our stock option plans.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between our closing stock price on the last trading day of fiscal 2006 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Total intrinsic value of options exercised was $1.3 million, $0.4 million and $1.1 million for 2006, 2005 and 2004, respectively. Total fair value of options vested and expensed in 2006 was $16.5 million.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Outstanding and Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Exercisable	Weighted Average Exercise Price
$0.27 - $0.40	66,530	2.4	$ 0.28	66,530	$ 0.28
$1.33 - $1.34	6,114	3.0	1.33	6,114	1.33
$3.35 - $4.95	94,810	4.4	4.88	94,810	4.88
$5.05 - $7.56	2,531,166	6.7	6.67	2,327,707	6.62
$7.65 - $11.47	11,555,279	8.4	9.12	3,847,047	8.93
$11.50 - $16.99	2,121,112	4.7	15.17	2,067,712	15.26
$18.81 - $24.25	479,832	3.9	19.70	479,832	19.70
$29.75 - $40.50	324,483	3.6	37.61	324,483	37.61
$45.00 - $47.00	31,300	3.6	46.60	31,300	46.6
	17,210,626	7.4	$10.34	9,245,535	$11.35

We had 8.6 million stock options exercisable with a weighted average exercise price of $11.72 at December 31, 2005 and 10.3 million stock options exercisable with a weighted average exercise price of $12.10 at December 31, 2004.

As of December 31, 2006, $40.1 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.9 years. Cash received from option exercises and purchases under the ESPP in 2006 was $6.0 million.

401(k) Plan

We sponsor a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Plan permits Exelixis to make matching contributions on behalf of all participants. Beginning in 2002, we matched 50% of the first 4% of participant contributions into the 401(k) Plan in the form of Exelixis stock. We recorded expense of $0.6 million, $0.6 million and $0.6 million related to the stock match for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 12. INCOME TAXES

We have incurred net losses since inception and, consequently, we have not recorded any U.S. federal or state income taxes. We have recorded no income tax provision for the years ended December 31, 2006 and 2005.

Our net loss includes the following components (in thousands):

	December 31, 2006	2005	2004
Domestic	$(102,136)	$(83,937)	$(132,883)
Foreign	644	(467)	(4,362)
Total	$(101,492)	$(84,404)	$(137,245)

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying consolidated statement of operations is as follows (in thousands):

	December 31, 2006	2005	2004
U.S. federal taxes (benefit) at statutory rate	$(34,507)	$(28,697)	$(46,663)
Unutilized net operating losses	32,296	27,849	36,916
Stock based compensation	2,717	37	19
Non-deductible purchased intangibles	—	—	9,199
Other	(506)	811	529
Total	$ —	$ —	$ —

Deferred tax assets and liabilities reflect the net tax effects of net operating loss, credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Our deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 213,920	$ 197,050
Tax credit carryforwards	43,860	31,590
Capitalized research and development costs	6,510	7,970
Deferred revenue	18,060	9,960
Accruals and reserves not currently deductible	6,600	4,580
Book over tax depreciation	3,480	30
Amortization of deferred stock compensation – non-qualified	3,830	—
Total deferred tax assets	296,260	251,180
Valuation allowance	(295,220)	(249,810)
Net deferred tax assets	1,040	1,370
Deferred tax liabilities:		
Other identified intangible assets	(1,040)	(1,370)
Net deferred taxes	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $45.4 million, $44.8 million and $51.1 million during 2006, 2005 and 2004, respectively.

In addition, approximately $53.7 million of the valuation allowance was attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of our acquired subsidiaries and then income tax expense.

At December 31, 2006, we had federal net operating loss carryforwards of approximately $587.0 million, which expire in the years 2007 through 2026 and federal research and development tax credits of approximately $31.4 million which expire in the years 2011 through 2026. We also had net operating loss carryforwards for California of approximately $329.0 million, which expire in the years 2007 through 2016 and California research and development tax credits of approximately $15.8 million which have no expiration.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. The annual limitation may result in the expiration of net operating losses and credit carryforwards before utilization.

NOTE 13. COMMITMENTS

Leases

We lease office and research space and certain equipment under operating and capital leases that expire at various dates through the year 2018. Certain operating leases contain renewal provisions and require us to pay other expenses. Aggregate future minimum lease payments under operating leases are as follows (in thousands):

Year Ending December 31,	Operating Leases
2007	$ 15,559
2008	14,390
2009	14,118
2010	13,878
2011	13,770
Thereafter	78,018
	$149,733

The following is a summary of aggregate future minimum lease payments under operating leases at December 31, 2006 by material operating lease agreements (in thousands):

	Original Term (Expiration)	Renewal Option	Future Minimum Lease Payment
Building Lease #1	May 2017	2 additional periods of 5 years	$104,159
Building Lease #2	July 2018	1 additional period of 5 years	42,325
Other Building Leases			3,249
Total			$149,733

Rent expense under operating leases was $16.0 million, $14.9 million and $13.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Letter of Credit

We entered into stand by letter of credit in August 2006 and in October 2006 with a bank for a combined value of $1.1 million, which is related to our workers compensation insurance policy. As of December 31, 2006, the full amount of the two letters of credit was still available. As of December 31, 2006, the collateral balance was $1.1 million, and we recorded this amount in the accompanying consolidated balance sheet as restricted cash and investments as the securities are restricted as to withdrawal.

Licensing Agreements

We have entered into several licensing agreements with various universities and institutions under which we obtained exclusive rights to certain patent, patent applications and other technology. Aggregate minimum future payments pursuant to these agreements are as follows (in thousands):

Year Ending December 31,	
2007	$1,529
2008	745
2009	144
2010	—
2011	—
Thereafter	—
	$2,418

In addition to the payments summarized above, we are required to make royalty payments based upon a percentage of net sales of any products or services developed from certain of the licensed technologies and milestone payments upon the occurrence of certain events as defined by the related agreements. During 2005, we made a royalty payment of $1.8 million as a result of the Genentech collaboration we entered into in May 2005. No such milestone payments have been paid through December 31, 2006.

Indemnification Agreements

We have certain collaboration licensing agreements, which contain standard indemnification clauses. Such clauses typically indemnify the customer or vendor for an adverse judgment in a lawsuit in the event of our misuse or negligence. We consider the likelihood of an adverse judgment related to an indemnification agreement to be remote. Furthermore, in the event of an adverse judgment, any losses under such an adverse judgment may be substantially offset by corporate insurance.

NOTE 14. SUBSEQUENT EVENT

Bristol-Myers Squibb

In December 2006, Exelixis entered into a worldwide collaboration with BMS, which became effective in January 2007, to collaborate in the discovery, development and commercialization of novel targeted therapies for the treatment of cancer. Exelixis is responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, BMS made an upfront payment of $60.0 million to us for which we granted BMS the right to select up to three IND candidates from six future Exelixis compounds. We expect to recognize the upfront payment as revenue over the estimated research period of four years.

For each IND candidate selected, we are entitled to receive a $20.0 million selection milestone from BMS. Once selected, BMS will be the lead for the further development and commercialization of the selected IND candidates, and we will equally share all development costs and profits in the United States. However, we may opt out of the co-development for which we would receive milestones and royalties in lieu of profit sharing for sales in the United States.

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	2006 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$ 18,119	$ 27,240	$ 23,540	$ 29,771
Loss from operations(2)	(31,057)	(30,383)	(31,561)	(33,753)
Net loss	(27,123)	(23,990)	(25,197)	(25,182)
Basic and diluted net loss per share	$ (0.32)	$ (0.29)	$ (0.30)	$ (0.27)

	2005 Quarter Ended			
	March 31,	June 30,(1)	September 30,	December 31,
Total revenues	$ 12,874	$ 34,310	$ 14,400	$ 14,377
Loss from operations	(26,961)	(9,642)	(27,892)	(29,496)
Net loss	(27,411)	(9,696)	(22,775)	(24,522)
Basic and diluted net loss per share	$ (0.36)	$ (0.13)	$ (0.29)	$ (0.29)

(1) The quarter ended June 30, 2005 included recognition of $21.1 million in revenues related to the termination of our Genoptera collaboration.

(2) Our loss from operations for the 2006 unaudited quarterly financial data includes stock-based compensation expense related to our adoption of SFAS 123R of $4.6 million, $4.4 million, $4.0 million and $4.4 million for our quarters ending March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) required by Securities Exchange Act Rules 13a-15(b) or 15d-15(b), our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. *Reference is made to the report set forth in "Item 8. Consolidated Financial Statements and Supplementary Data," which is incorporated herein by reference.*

Attestation Report of the Registered Public Accounting Firm on Management's Report on Internal Control Over Financial Reporting. *Reference is made to the report set forth in "Item 8. Consolidated Financial Statements and Supplementary Data," which is incorporated herein by reference.*

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item, other than with respect to our Code of Ethics, is incorporated by reference to Exelixis' Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 29, 2006.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on our website at www.exelixis.com under the caption "Investors."

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the Nasdaq Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 29, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item, other than with respect to Equity Compensation Plan Information, is incorporated by reference to Exelixis' Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 29, 2006.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2006 with respect to all of Exelixis' equity compensation plans in effect as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2000 Equity Incentive Plan[1]	16,280,983	$10.29	10,360,507
2000 Non-Employee Directors' Stock Option Plan[2]	550,000	11.93	1,259,696
2000 Employee Stock Purchase Plan[3]	—	—	1,493,230
1994 & 1997 Equity Incentive Plan[4]	260,788	8.04	23,462
1997 Agritope Stock Award Plan[5]	118,855	14.87	460,731
Equity compensation plans not approved by stockholders:			
None	—	—	—
Total	17,210,626	$10.34	13,597,626

The above equity compensation plans were adopted with the approval of our security holders.

[1] In January 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") to replace the 1997 Plan (described below in note 4). A total of 3.0 million shares of Exelixis common stock were initially authorized for issuance under the 2000 Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 5% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the 2000 Plan during the prior 12-month period; provided, however, that the share increases shall not exceed 30.0 million shares in the aggregate. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date.

[2] In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 0.5 million shares of our common stock were initially authorized for issuance under the Director Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 0.75% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to options granted under the Director Plan during the prior 12-month period. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date.

[3] In January 2000, we adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP was amended in April 2005 to increase the total number of shares issuable under the plan. The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. A total of 0.3 million shares of common stock were initially authorized for issuance under the ESPP. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 0.75% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the plan during the prior 12-month period; provided, however, that the share increases shall not exceed 3.4 million shares in the aggregate. However, the board may provide for a lesser number at any time prior to the calculation date.

[4] In January 1995, we adopted the 1994 Employee, Director and Consultant Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the Scientific Advisory Board. In September 1997, we adopted the 1997 Equity Incentive Plan (the "1997 Plan"). The 1997 Plan amends and supersedes the 1994 Plan. The 1997 Plan was replaced by the 2000 Plan. No further options will be issued under any of the predecessor plans to the 2000 Plan.

[5] In November 1997, Agritope adopted the 1997 Stock Award Plan (the "Agritope Plan"). The Agritope Plan provides for the issuance of incentive stock options and non-qualified stock options to key Agritope employees, directors, consultants and members of its Scientific Advisory Board.

In connection with the acquisition of Agritope in December 2000, we assumed all the options granted and outstanding to former directors, consultants and employees of Agritope under the Agritope, Inc. 1997 Stock Award Plan. Each outstanding Agritope stock option was converted into the right to purchase the number of shares of our common stock as determined using the applicable exchange ratio of 0.35. All other terms and conditions of the Agritope stock options did not change and such options will operate in accordance with their terms.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended December 29, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended December 29, 2006.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are being filed as part of this report:

(1) The following financial statements and the Reports of Independent Registered Public Accounting Firm are included in Part II, Item 8:

	Page
Management's Report on Internal Control Over Financial Reporting	61
Reports of Independent Registered Public Accounting Firm	62
Consolidated Balance Sheets	64
Consolidated Statements of Operations	65
Consolidated Statements of Stockholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68

(2) All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Consolidated Financial Statements.

(3) The items listed on the Index to Exhibits on pages 104 through 108 are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on February 27, 2007.

EXELIXIS, INC.

By: /s/ GEORGE A. SCANGOS, PH.D.

George A. Scangos, Ph.D.
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints **GEORGE A. SCANGOS, CHRISTOPH PEREIRA** and **FRANK KARBE**, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ GEORGE A. SCANGOS **George A. Scangos, Ph.D.**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2007
/s/ FRANK KARBE **Frank Karbe**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2007
/s/ STELIOS PAPADOPOULOS **Stelios Papadopoulos, Ph.D.**	Chairman of the Board	February 27, 2007
/s/ CHARLES COHEN **Charles Cohen, Ph.D.**	Director	February 27, 2007
/s/ ALAN M. GARBER **Alan M. Garber, M.D., Ph.D.**	Director	February 27, 2007
/s/ CARL B. FELDBAUM **Carl B. Feldbaum, Esq.**	Director	February 27, 2007
/s/ VINCENT MARCHESI **Vincent Marchesi, M.D., Ph.D.**	Director	February 27, 2007

Signatures	Title	Date
/s/ Frank McCormick Frank McCormick, Ph.D.	Director	February 27, 2007
/s/ George Poste George Poste, D.V.M., Ph.D.	Director	February 27, 2007
/s/ Lance Willsey Lance Willsey, M.D.	Director	February 27, 2007
/s/ Jack L. Wyszomierski Jack L. Wyszomierski	Director	February 27, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated September 27, 2004, by and among Exelixis, Inc., XBO Acquisition Corp., and X-Ceptor Therapeutics, Inc. (1)
3.1	Amended and Restated Certificate of Incorporation of Exelixis, Inc. (2)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Exelixis, Inc. (3)
3.3	Amended and Restated Bylaws of Exelixis, Inc. (4)
4.1	Specimen Common Stock Certificate. (2)
4.2	Form of Warrant, dated June 9, 2005, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC (5)
4.3	Form of Warrant, dated June 13, 2006, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC. (6)
4.4*	Warrant Purchase Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC (5)
4.5	Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999, among Exelixis, Inc. and certain Stockholders of Exelixis, Inc. (2)
4.6	Registration Rights Agreement, dated October 18, 2004, by and among Exelixis, Inc., X-Ceptor Therapeutics, Inc., and certain holders of capital stock of X-Ceptor Therapeutics, Inc. listed in Annex I thereto. (7)
4.7	Registration Rights Agreement, dated October 18, 2004, by and among Exelixis, Inc., X-Ceptor Therapeutics, Inc., and certain holders of capital stock of X-Ceptor Therapeutics, Inc. listed in Annex I thereto. (7)
4.8*	Registration Rights Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC. (5)
10.1	Form of Indemnity Agreement. (2)
10.2†	1994 Employee, Director and Consultant Stock Plan. (2)
10.3†	1997 Equity Incentive Plan. (2)
10.4†	2000 Equity Incentive Plan. (2)
10.5†	2000 Non-Employee Directors' Stock Option Plan. (8)
10.6†	2000 Employee Stock Purchase Plan. (9)
10.7†	Agritope, Inc. 1997 Stock Award Plan. (10)
10.8†	Form of Stock Option Agreement under the 2000 Non-Employee Directors' Stock Option Plan. (11)
10.9†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise permissible). (11)
10.10†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise may be restricted). (4)
10.11†	Employment Agreement, dated September 13, 1996, between George Scangos, Ph.D. and Exelixis, Inc. (2)

Exhibit Number	Description
10.12†	Offer Letter Agreement, dated June 18, 2001, between Jeffrey R. Latts, M.D. and Exelixis, Inc. (3)
10.13†	Consulting Agreement, effective as of January 12, 2007, between Exelixis, Inc. and Jeffrey Latts.
10.14†	Offer Letter Agreement, dated February 3, 2000, between Michael Morrissey, Ph.D., and Exelixis, Inc. (3)
10.15†	Offer Letter Agreement, dated November 20, 2003, between Frank Karbe and Exelixis, Inc. (3)
10.16†	Offer Letter Agreement, dated March 27, 2000, between Pamela Simonton, J.D., L.L.M. and Exelixis, Inc. (12)
10.17†	Offer Letter Agreement, dated June 20, 2006, between Exelixis, Inc. and Gisela M. Schwab, M.D. (13)
10.18†	Compensation Information for the Company's Named Executive Officers. (14)
10.19†	Compensation Information for Non-Employee Directors.
10.20†	Exelixis, Inc. Change in Control and Severance Plan. (15)
10.21*	Amended and Restated Cancer Collaboration Agreement, dated as of December 15, 2003, by and between Exelixis, Inc. and Bristol-Myers Squibb Company. (16)
10.22*	Product Development and Commercialization Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (17)
10.23*	First Amendment to the Product Development and Commercialization Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (12)
10.24*	Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (17)
10.25	First Amendment to the Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (12)
10.26*	Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (17)
10.27	Second Amendment to the Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (18)
10.28*	Third Amendment to the Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc. (12)
10.29*	Collaboration Agreement, dated May 31, 2005, between Exelixis, Inc. and Genentech, Inc. (5)
10.30	License Agreement, dated June 10, 2005, between Exelixis, Inc. and Helsinn Healthcare, S.A. (5)
10.31*	Novated and Restated Technology License Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution, Inc. (5)
10.32*	Amended and Restated Research and Development Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution, Inc. and Symphony Evolution Holdings LLC. (5)
10.33*	Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings LLC and Symphony Evolution, Inc. (5)
10.34	Amendment No. 1, dated December 14, 2006, to the Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings, LLC and Symphony Evolution, Inc. (19)
10.35**	Collaboration Agreement, dated December 5, 2005, between Exelixis, Inc. and Bristol-Myers Squibb Company. (20)

Exhibit Number	Description
10.36**	License Agreement, December 21, 2005, between Exelixis, Inc. and Wyeth Pharmaceuticals Division. (20)
10.37**	Collaboration Agreement, dated March 20, 2006, between Exelixis, Inc. and Sankyo Company, Limited. (21)
10.38**	Collaboration Agreement, dated December 15, 2006, between Exelixis, Inc. and Bristol-Myers Squibb Company.
10.39**	Collaboration Agreement, dated December 22, 2006, between Exelixis, Inc. and Genentech, Inc.
10.40	Lease, dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc. (2)
10.41	First Amendment to Lease, dated March 29, 2000, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc. (22)
10.42	Lease Agreement, dated May 24, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc. (3)
10.43	Second Amendment to Lease, dated July 20, 2004, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc. (3)
10.44	Lease agreement, dated May 27, 2005, between Exelixis, Inc. and Britannia Pointe Grand Limited Partnership. (23)
10.45	Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc. (3)
10.46	Loan Modification Agreement, dated December 21, 2004, between Silicon Valley Bank and Exelixis, Inc. (24)
10.47	Amendment No. 7, dated December 21, 2006, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc. (25)
21.1	Subsidiaries of Exelixis, Inc. (20)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (contained on signature page).
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1‡	Certification by the Chief Executive Officer and the Chief Financial Officer of Exelixis, Inc., as required by Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

† Management contract or compensatory plan.

± The reference to shares has been adjusted to reflect the reverse stock split which occurred in April 2000.

* Confidential treatment granted for certain portions of this exhibit.

** Confidential treatment requested for certain portions of this exhibit.

‡ This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

1. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 28, 2004 and incorporated herein by reference.

2. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-1 (File No. 333-96335), as filed with the Securities and Exchange Commission on February 7, 2000, as amended, and incorporated herein by reference.

3. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 5, 2004 and incorporated herein by reference.

4. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 15, 2004 and incorporated herein by reference.

5. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.

6. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 15, 2006 and incorporated herein by reference.

7. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 21, 2004 and incorporated herein by reference.

8. Filed as an Appendix to Exelixis, Inc.'s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 27, 2004 and incorporated herein by reference.

9. Filed as an Appendix to Exelixis, Inc.'s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on March 18, 2005 and incorporated herein by reference.

10. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-8 (File No. 333-52434), as filed with the Securities Exchange Commission on December 21, 2000 and incorporated herein by reference.

11. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 8, 2004 and incorporated herein by reference.

12. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005 and incorporated herein by reference.

13. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 26, 2006 and incorporated herein by reference.

14. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 14, 2006 and incorporated herein by reference.

15. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 15, 2005 and incorporated herein by reference.

16. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2003, filed with the Securities and Exchange Commission on February 20, 2004, as amended, and incorporated herein by reference.

17. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

18. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 23, 2004 and incorporated herein by reference.

19. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 18, 2006 and incorporated herein by reference.

20. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 9, 2006 and incorporated herein by reference.

21. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 9, 2006 and incorporated herein by reference.

22. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities Exchange Commission on May 15, 2000 and incorporated herein by reference.

23. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 27, 2005 and incorporated herein by reference.

24. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2004 and incorporated herein by reference.

25. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2006 and incorporated herein by reference.

EXELIXIS™

170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083-0511

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 1, 2007

To the Stockholders of Exelixis, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Exelixis, Inc., a Delaware corporation ("Exelixis"), will be held on Tuesday, May 1, 2007 at 8:00 a.m., local time, at its offices located at 210 East Grand Avenue, South San Francisco, California 94080 for the following purposes:

1. To elect three Class II directors to hold office until the 2010 Annual Meeting of Stockholders.
2. To ratify the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007.
3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 5, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

George Scangos
Chief Executive Officer and President

South San Francisco, California
March 29, 2007

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME. YOU MAY ALSO BE ABLE TO SUBMIT YOUR PROXY VIA THE INTERNET OR BY TELEPHONE. PLEASE REFER TO THE INFORMATION PROVIDED WITH YOUR PROXY CARD OR VOTING INSTRUCTION FORM FOR FURTHER INFORMATION.

EXELIXIS

170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083-0511

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 1, 2007

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of Exelixis (the "Board") is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. The Annual Meeting will take place on May 1, 2007 at 8:00 a.m., local time, at Exelixis' offices located at 210 East Grand Avenue, South San Francisco, California 94080. You are invited to attend the Annual Meeting, and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, date, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy by telephone or via the Internet.

We intend to mail this proxy statement and accompanying proxy card on or about March 29, 2007 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 5, 2007 will be entitled to vote at the Annual Meeting. On the record date, there were approximately 96,631,531 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 5, 2007 your shares were registered directly in your name with our transfer agent, Mellon Investor Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card, or vote by telephone or via the Internet as instructed below, to ensure that your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 5, 2007 your shares were held electronically in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- election of three Class II directors to hold office until the 2010 Annual Meeting of Stockholders; and

- ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or "Abstain" from voting. The procedures for voting are explained below:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy by telephone or vote by proxy via the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the Annual Meeting. We will give you a ballot at the Annual Meeting.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote by telephone, dial toll-free 1-866-540-5760 from the United States using a touch-tone phone and follow the recorded instructions. Votes submitted by telephone must be received by 11:59 p.m., Eastern Time, on April 30, 2007. Submitting your proxy by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.
- To vote via the Internet, go to www.proxyvoting.com/exel to complete an electronic proxy card. Votes submitted via the Internet must be received by 11:59 p.m., Eastern Time, on April 30, 2007. Submitting your proxy via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

Most beneficial owners whose stock is held in street name receive voting instruction forms from their banks, brokers or other agents, rather than the proxy card. You must follow these instructions in order for your bank, broker or other agent to vote your shares per your instructions. A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by telephone and via the Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' website at www.proxyvote.com. Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on April 30, 2007. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the stockholder.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you owned as of March 5, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of each of the three nominees for director and "For" the ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will bear the entire cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of our common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by our directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I revoke my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in the following ways:

Stockholder of Record: Shares Registered in Your Name

- Your proxy may be revoked by filing with the Secretary of Exelixis at the company's principal executive office, Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511, either (1) a written notice of revocation or (2) a duly executed proxy card bearing a later date.
- Your proxy may also be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke your proxy.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

- If your shares are held by your broker or bank as nominee or agent, you should follow the instructions provided by your broker or bank to revoke any prior voting instructions.

What is the deadline for submitting stockholder proposals for the 2008 Annual Meeting?

To be considered for inclusion in the 2008 proxy materials, your proposal must be submitted in writing by November 30, 2007 to Exelixis' Secretary at Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511. However, if our 2008 Annual Meeting of Stockholders is not held between April 1, 2008 and May 31, 2008, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials.

If you wish to submit a proposal or nominate a director at the 2008 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must submit your proposal in writing, in the manner set forth in our Bylaws, to Exelixis' Secretary at Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511 no earlier than the close of business on February 1, 2008, and no later than the close of business on March 2, 2008. However, if our 2008 Annual Meeting of Stockholders is not held between April 1, 2008 and May 31, 2008, then you must notify Exelixis' Secretary, in writing, not earlier than the close of business on the 90th day prior to the date of the 2008 Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 60th day prior to the date of the 2008 Annual Meeting of Stockholders or (ii) if we publicly announce the date of the 2008 Annual Meeting of Stockholders fewer than 70 days prior to the date of the 2008 Annual Meeting of Stockholders, the 10th day following the day that we first make a public announcement of the date of the 2008 Annual Meeting of Stockholders. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chairperson of the 2008 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, if you do not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, our management will have discretionary authority to vote all shares for which it has proxies in opposition to any such stockholder proposal or director nomination.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For", "Withhold" and, with respect to Proposal 2, "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Broker non-votes have no effect and will not be counted towards the vote total for any proposal. Abstentions will be counted towards the vote total for Proposal 2 and will have the same effect as "Against" votes.

How many votes are needed to approve each proposal?

- For the election of directors, the three Class II nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withhold" will affect the outcome.
- To be approved, Proposal 2, the ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007, must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares entitled to vote are represented by votes at the meeting or by proxy. On the record date, there were approximately 96,631,531 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2007.

Proposal 1

Election of Class II Directors

Our Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes, each class consisting, as nearly as possible, of one third of the total number of directors, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. The authorized number of directors is ten and the Board is presently comprised of ten members. The Board has determined that Drs. Cohen, Garber, Marchesi, McCormick, Papadopoulos, Poste and Willsey and Messrs. Wyszomierski and Feldbaum, who are nine of the ten members of the Board, represent a majority on the Board and are independent (as independence is currently defined by the listing standards of the Nasdaq Stock Market).

There are three directors in Class II, the class whose term of office expires in 2007. Proxies may not be voted for more than three directors. Each of the nominees for election to this class is currently a director of Exelixis, but only Dr. Marchesi was previously elected by the stockholders. Dr. Garber was originally elected to the Board in January 2005, and Mr. Feldbaum in February 2007, each upon the recommendation of the Nominating and Corporate Governance Committee. Both Dr. Garber and Mr. Feldbaum had been recommended to the Nominating and Corporate Governance Committee by members of the Board. If elected at the Annual Meeting, each of the nominees would serve until the 2010 Annual Meeting of Stockholders and until his successor is elected and qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Nominating and Corporate Governance Committee of the Board may propose. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting.

Class II Nominees for Election for a Three-Year Term expiring at the 2010 Annual Meeting

Alan M. Garber, M.D., Ph.D., age 51, has been a director since January 2005. Dr. Garber has been the Henry J. Kaiser Jr. Professor and a Professor of Medicine at Stanford University since 1998. Dr. Garber is also a Professor (by courtesy) of Economics, Business, and Health Research and Policy at Stanford University. Dr. Garber is the Director of the Center for Primary Care and Outcomes Research at Stanford University School of Medicine, the Center for Health Policy at Stanford University and the Health Care Program of the National Bureau of Economic Research. He is a Senior Fellow at the Institute for International Studies at Stanford University and a staff physician at the VA Palo Alto Health Care System. Dr. Garber consults for numerous prestigious organizations, is on the editorial board of acclaimed scientific journals and has received numerous awards and honors. Dr. Garber holds an A.B. summa cum laude, an A.M. and a Ph.D., all in Economics from Harvard University, and an M.D. from Stanford University.

Vincent T. Marchesi, M.D., Ph.D., age 71, has been a director since May 2001. Since 1973, Dr. Marchesi has been a Professor of Pathology and Cell Biology at Yale University and, since 1991, the Director of the Boyer Center for Molecular Medicine at Yale University. In 1982, Dr. Marchesi co-founded Molecular Diagnostics, Inc., a diagnostic development company. Dr. Marchesi was formerly Chair of Pathology at the Yale-New Haven Hospital. Dr. Marchesi holds an M.D. from Yale University and a Ph.D. from Oxford University, and is a member of the National Academy of Sciences and the Institute of Medicine.

Carl B. Feldbaum, Esq., age 63, has been a director since February 2007. Mr. Feldbaum is president emeritus of the Biotechnology Industry Organization (BIO), which represents more than 1,000 biotechnology companies, academic institutions and state biotechnology centers internationally. Mr. Feldbaum served as president of BIO from 1993 until his retirement in 2005. Prior to joining BIO, Mr. Feldbaum was chief of staff to Senator Arlen Specter of Pennsylvania. He also was president and founder of the Palomar Corporation, a national security "think tank" in Washington, D.C. Before founding Palomar Corporation, Mr. Feldbaum was assistant to the Secretary of Energy and served as the Inspector General for defense intelligence in the U.S. Department of Defense. Mr. Feldbaum received a bachelor's degree in Biology from Princeton University and his law degree from the University of Pennsylvania Law School.

The Board Recommends a Vote in Favor of Each Named Nominee.

Class III Directors Continuing in Office until the 2008 Annual Meeting

Stelios Papadopoulos, Ph.D., age 58, a co-founder of Exelixis, has been a director since December 1994 and the Chairman of the Board since January 1998. Dr. Papadopoulos retired as Vice Chairman of Cowen & Co., LLC in August 2006 after six years as an investment banker with the firm, where he focused on the biotechnology and pharmaceutical sectors. Prior to joining Cowen & Co., he spent 13 years as an investment banker at PaineWebber, Incorporated, where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology. He joined PaineWebber in April 1987 from Drexel Burnham Lambert, where he was a Vice President in the Equity Research Department covering the biotechnology industry. Prior to Drexel, he was a biotechnology analyst at Donaldson, Lufkin & Jenrette. Before coming to Wall Street in 1985, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos is a co-founder and member of the board of directors of Anadys Pharmaceuticals, Inc. and Cellzome, Inc. Dr. Papadopoulos holds a Ph.D. in Biophysics and an M.B.A. in Finance, both from New York University.

George A. Scangos, Ph.D., age 58, has served as a director and as Exelixis' President and Chief Executive Officer since October 1996. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a pharmaceutical company, and was responsible for research, business and process development, manufacturing, engineering and quality assurance. Dr. Scangos is a member and Chairman of the board of directors of Anadys Pharmaceuticals, Inc. and Entelos, Inc. Dr. Scangos was a Post-Doctoral Fellow at Yale University and a faculty member at Johns Hopkins University. Dr. Scangos currently holds an appointment as Adjunct Professor of Biology at Johns Hopkins University. Dr. Scangos holds a B.A. in Biology from Cornell University and a Ph.D. in Microbiology from the University of Massachusetts.

Frank McCormick, Ph.D., age 56, has been a director since July 2003. Dr. McCormick is Director of the University of California, San Francisco (UCSF) Comprehensive Cancer Center and has been the David A. Wood Professor of Tumor Biology and Cancer Research in the Department of Microbiology and Immunology at UCSF since 1998. From 1992 to 1998, Dr. McCormick was the founder and Chief Scientific Officer at Onyx Pharmaceuticals, Inc., a biotechnology company. From 1991 to 1992, he served as Vice President of Therapeutic Research at Chiron Corporation, a pharmaceutical company, and from 1981 to 1990, he served as Vice President of Discovery Research with Cetus Corporation, a biotechnology company. Dr. McCormick is on the editorial board of some of the most prestigious international cancer publications and serves as a board member or advisor to multiple cancer research organizations. Dr. McCormick was a Post-Doctoral Fellow with Dr. Allen Smith at the Imperial Cancer Research Fund in London, England, and with Professor Seymour S. Cohen at the State University of New York at Stony Brook. Dr. McCormick holds a B.S. in Biochemistry from the University of Birmingham, England and a Ph.D. in Biochemistry from the University of Cambridge, England.

Lance Willsey, M.D., age 45, has been a director since April 1997. Dr. Willsey has been a founding partner of DCF Capital, a hedge fund focused on investing in the life sciences, since July 1998. From July 1997 to July 1998, Dr. Willsey served on the Staff Department of Urologic Oncology at the Dana Farber Cancer Institute at

Harvard University School of Medicine. From July 1996 to July 1997, Dr. Willsey served on the Staff Department of Urology at Massachusetts General Hospital at Harvard University School of Medicine, where he was a urology resident from July 1992 to July 1996. Dr. Willsey is a member of the board of directors of Exact Sciences Corporation, a biotechnology company. Dr. Willsey holds a B.S. in Physiology from Michigan State University and an M.S. in Biology and an M.D., both from Wayne State University.

Class I Directors Continuing in Office until the 2009 Annual Meeting

Charles Cohen, Ph.D., age 56, has been a director since November 1995. Since May 2003, Dr. Cohen has been a Vice President of Advent International, a global private equity firm. Currently, Dr. Cohen is the Chairman of the Supervisory Board of Cellzome AG, a post-genomics biotechnology company. From 2000 to 2002, Dr. Cohen was the Chief Executive Officer of Cellzome AG. Prior to that, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was a director and its Chief Executive Officer from 1985 to 1995. Dr. Cohen serves on the board of directors of Anesiva, Inc., a biopharmaceutical company and several private companies. Dr. Cohen has been the Chief Executive Officer of several companies. Dr. Cohen received his Ph.D. from New York University of Medicine.

George Poste, D.V.M., Ph.D., age 62, has been a director since August 2004. Dr. Poste has been the director of the Biodesign Institute at Arizona State University since May 2003. Dr. Poste has also served as the Chief Executive Officer of Health Technology Networks, a consulting company that specializes in the application of genomic technologies and computing in healthcare, since 1999. From 1992 to 1999, he was the Chief Science and Technology Officer and President, R&D of SmithKline Beecham Corporation, a pharmaceutical company. Dr. Poste serves on the Defense Science Board of the U.S. Department of Defense (and chairs the Task Force on Bioterrorism) and is a member of other organizations dedicated to advance the defense against bioweapons and biowarfare. Dr. Poste is also the Non-Executive Chairman of Orchid Biosciences, Inc., a biotechnology company, and a member of the board of directors of Monsanto Company, a provider of agricultural products and solutions. Dr. Poste is a Fellow of the Royal Society, the Academy of Medical Sciences, Pembroke College Cambridge, Hoover Institution, Stanford University, and various other prestigious organizations and has been awarded honorary doctorates from several universities. Dr. Poste holds a D.V.M. and a Ph.D. in Virology from the University of Bristol, England.

Jack L. Wyszomierski, age 51, has been a director since February 2004. Since 2004, Mr. Wyszomierski has been the Executive Vice President and Chief Financial Officer of VWR International, Inc., a supplier of laboratory supplies, equipment and supply chain solutions to the global research laboratory industry. From 1982 to 2003, Mr. Wyszomierski held positions of increasing responsibility within the finance group at Schering-Plough Corporation, a health care company, culminating with his appointment as Executive Vice President and Chief Financial Officer in 1996. Prior to joining Schering-Plough, he was responsible for capitalization planning at Joy Manufacturing Company, a producer of mining equipment, and was a management consultant at Data Resources, Inc. Mr. Wyszomierski holds a M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University.

Corporate Governance

Corporate Governance Guidelines. The Board has adopted written corporate governance guidelines, which may be viewed at www.exelixis.com.[1] These guidelines include guidelines for determining director independence and qualifications for directors. The Board regularly reviews, and modifies from time to time, the corporate governance guidelines, Board committee charters and Board practices.

Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics may be viewed at www.exelixis.com.[1]

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[1] The information on our website is not a part of this Proxy Statement.

Director Independence. We have adopted standards for director independence pursuant to Nasdaq listing standards and rules of the Securities and Exchange Commission ("SEC"), which require that a majority of the members of a company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. An "independent director" means a person other than an officer or employee of the company or one of our subsidiaries, or another individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For all of its directors other than Dr. Scangos, the Board has determined that neither the director nor his immediate family members has any direct or indirect material relationship with the company. In making its determination, the Board considered transactions, relationships and arrangements with each of the directors and concluded that none of the non-employee directors has any relationships with us that would impair his independence under applicable Nasdaq listing standards and SEC rules. Dr. Scangos did not meet the independence standards because he is an employee of the company. In addition, the Board has also determined that: (i) all directors who serve on the Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable Nasdaq listing standards and SEC rules; and (ii) all members of the Audit Committee meet the additional independence requirement that they do not directly or indirectly receive compensation from us other than their compensation as directors.

Stockholder Communications with the Board. Security holders may send communications to the Board by mail at 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511, by facsimile at (650) 837-8300 or by e-mail at info@exelixis.com, each of the foregoing sent "Attn: Board of Directors."

Board Committees and Meetings

During the year ended December 29, 2006, the Board held five meetings. As required under applicable listing standards of the Nasdaq Stock Market, during the year ended December 29, 2006, our independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. During the year ended December 29, 2006, all of our directors attended at least 75% of the total meetings of the Board and of the committees on which they served during the period for which they were a director or committee member, respectively.

In 2006, the Board had an Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and Research and Development Committee.

Audit Committee

The Audit Committee of the Board oversees the company's corporate accounting and financial reporting process, ensures the integrity of our financial statements and has been designated as the Qualified Legal Compliance Committee within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations. The Audit Committee performs several functions, such as evaluating the performance of, and assessing the qualifications of, the independent registered public accounting firm; determining on behalf of the Board whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviewing and approving the engagement of the independent registered public accounting firm to perform any proposed permissible services and appropriate compensation thereof; reviewing and approving all related party transactions; establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviewing the financial statements to be included in our Annual Report on Form 10-K; discussing with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statement reviews; and resolving any disagreements between the independent registered public accounting firm and management. The Audit Committee also has the specific responsibilities and authority necessary to comply with the listing standards of the Nasdaq Stock Market applicable to audit committees.

During 2006, the Audit Committee was comprised of three independent directors, Drs. Cohen and Willsey and Mr. Wyszomierski (chairman). The Board has determined that Mr. Wyszomierski is an "audit committee financial expert" as defined in applicable SEC rules. The Audit Committee met five times during the year ended December 29, 2006. The Audit Committee's report is set forth in "Report of the Audit Committee" below. The Audit Committee has adopted a written charter, which is attached as Appendix A to this proxy statement.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to oversee all aspects of company's corporate governance functions on behalf of the Board; make recommendations to the Board regarding corporate governance issues; identify, review and evaluate candidates to serve as directors; serve as a focal point for communication between such candidates, non-committee directors and management; recommend such candidates to the Board and make such other recommendations to the Board regarding affairs relating to the directors, including director compensation; and develop a set of corporate governance principles for the company.

During 2006, the Nominating and Corporate Governance Committee was comprised of three independent directors, Drs. Garber (chairman), Marchesi and Poste. Effective February 8, 2007, the Committee's membership was changed to consist of Drs. Garber (chairman) and Poste and Mr. Feldbaum. The Nominating and Corporate Governance Committee held two meetings in 2006. The Committee has adopted a written charter, which is attached as Appendix B to this proxy statement. Because we are an emerging biopharmaceutical company with rapidly evolving and expanding research and clinical programs, the Board does not believe that it is appropriate to adopt, and the Nominating and Corporate Governance Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board. Instead, in considering candidates for directorship, the Nominating and Corporate Governance Committee will generally consider all relevant factors, including the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to us, the availability of the candidate to devote sufficient time and attention to the affairs of the company, the existence of any relationship that would interfere with the exercise of the candidate's independent judgment, and the candidate's demonstrated character and judgment. In the review process, the Nominating and Corporate Governance Committee evaluates prospective candidates for directorship in the context of the existing membership of the Board (including the qualities and skills of the existing directors), our operating requirements and the long-term interests of our stockholders. The Nominating and Corporate Governance Committee generally will consider and assess all candidates recommended by the directors, officers and security holders. We have also engaged an executive search firm to assist the Committee in identifying and recruiting potential candidates for membership on the Board. The Nominating and Corporate Governance Committee intends to consider security holder recommendations for directors using the same criteria as potential nominees recommended by the members of the Nominating and Corporate Governance Committee or others. The Nominating and Corporate Governance Committee has not received any recommended nominations from any of our stockholders in connection with the 2007 Annual Meeting. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. If after its review, the Nominating and Corporate Governance Committee supports a candidate, it would recommend the candidate for consideration by the full Board.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee within the timeframe specified in our Bylaws that is applicable to matters to be brought before an Annual Meeting of Stockholders as set forth under "Questions and Answers about the Proxy Materials and Voting" above. Such communications should be sent to the following address: 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511, "Attn: Nominating and Corporate Governance Committee of the Board of Directors." Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected.

Compensation Committee

The purpose of the Compensation Committee is to oversee company's compensation policies, plans and programs, review and determine the compensation to be paid to officers and directors and prepare and review the Compensation Committee's report included in our annual proxy statement in accordance with applicable rules and regulations of the SEC. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers, establishes and reviews general policies relating to compensation and benefits of employees, including executive officers, and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee also administers the issuance of stock options and other awards under our stock plans.

During 2006, the Compensation Committee was comprised of three independent directors, Drs. Cohen (chairman), Marchesi and Willsey. The Compensation Committee met five times during the year ended December 29, 2006. The Compensation Committee's report is set forth in "Report of the Compensation Committee" below. Additional information on the committee's processes and procedures for consideration of executive compensation are addressed in the Compensation and Discussion Analysis below. The Compensation Committee has adopted a written charter, which is attached as Appendix C to this proxy statement.

Research and Development Committee

The Research and Development Committee, which was established effective January 1, 2006, is responsible for advising the company and the Board on matters of scientific importance as the Board, in consultation with management, may designate from time to time. The Research and Development Committee has adopted a written charter. During 2006, the Research and Development Committee was comprised of two members, Drs. McCormick and Poste (chairman) and met two times. Effective February 8, 2007, the membership of the Research and Development Committee was changed to consist of three members, Drs. McCormick, Marchesi and Poste (chairman).

Annual Meeting; Attendance

The Board does not have a formal policy with respect to the attendance of its members at Annual Meetings of Stockholders. Dr. Scangos was the only member of the Board in attendance at the 2006 Annual Meeting of Stockholders.

Compensation of Directors

Cash Compensation Arrangements

The table below provides information regarding the cash compensation arrangements for our non-employee directors for 2007 and 2006. Dr. Scangos receives no compensation in his capacity as a member of the Board.

Cash Compensation

		2007	2006
Board	Retainer Fee	$20,000	$20,000
	Additional Chair Retainer Fee	20,000	10,000
	Regular Meeting Fee	2,500	2,500
	Special Meeting Fee(1)	500	500
Audit Committee	Retainer Fee	6,000	6,000
	Additional Chair Retainer Fee	6,000	6,000
	Meeting Fee(2)	1,000	1,000
Compensation Committee	Retainer Fee	5,000	5,000
	Additional Chair Retainer Fee	2,500	2,500
	Meeting Fee(2)	1,000	1,000
Nominating & Corporate Governance Committee	Retainer Fee	5,000	5,000
	Additional Chair Retainer Fee	2,500	2,500
	Meeting Fee(2)	1,000	1,000
Research & Development Committee	Retainer Fee	10,000	10,000
	Additional Chair Retainer Fee	10,000	10,000
	Meeting Fee(2)	5,000	5,000

(1) Meeting at which minutes are generated.
(2) In-person meeting or teleconference at which minutes are generated.

Equity Compensation Arrangements

In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to directors who are not employees of the company or of any of our affiliates. Such options are granted automatically, without further action by us, the Board or our stockholders. Under the terms of the Directors' Plan, all non-employee directors receive a one-time initial option to purchase 25,000 shares of common stock. In addition, all non-employee directors receive an annual option to purchase 10,000 shares of common stock at the Annual Meeting of Stockholders. Options granted under the Directors' Plan are not intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The exercise price of options granted under the Directors' Plan is equal to 100% of the fair market value of a share of common stock on the grant date. Under the terms of the Directors' Plan, the initial options to purchase 25,000 shares are immediately exercisable but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years. The annual grants to purchase 10,000 shares are exercisable immediately but will vest monthly over a one-year period. As long as the optionholder continues to serve with us or with an affiliate of ours, the option will continue to vest and be exercisable during its term. When the optionholder's service terminates, we will have the right to repurchase any unvested shares at the original exercise price, without interest. All options granted under the Directors' Plan have a term of ten years and are set to terminate three months after a non-employee director's service terminates. In the event of a merger of Exelixis with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving Exelixis, any surviving entity will either assume or replace all outstanding options under the Directors' Plan. Otherwise, the vesting of the options will accelerate.

During the last year, we granted options covering 10,000 shares to each of our non-employee directors, at an exercise price per share of $10.52, which equaled the fair market value of our common stock at the date of grant (based on the closing sale price reported on the Nasdaq Global Market on the last trading day prior to the day of grant).

Reimbursement of Expenses

The members of the Board are also eligible for reimbursement of expenses incurred in connection with their attendance of Board meetings in accordance with our policy. In 2006, total reimbursement for such expenses was approximately $23,261.

Director Compensation Table

The following table shows compensation information for our non-employee directors for the fiscal year ended December 29, 2006.

Director Compensation for Fiscal 2006

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)	All Other Compensation ($)	Total ($)
Charles Cohen, Ph.D.	$54,000	$ 53,500	$ —	$107,500
Alan M. Garber, M.D., Ph.D.	40,000	76,717	—	116,717
Vincent T. Marchesi, M.D., Ph.D.	44,000	53,500	—	97,500
Frank McCormick, Ph.D.	50,000	85,774	1,500(2)	137,274
Stelios Papadopoulos, Ph.D.	40,500	175,783	—	216,283
George Poste, D.V. M., Ph.D.	65,000	82,128	—	147,128
Lance Willsey, M.D.	49,000	53,500	—	102,500
Jack L. Wyszomierski	47,500	84,159	—	131,659

(1) Amounts shown in this column reflect the compensation costs that we recognized in fiscal 2006 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R), (or "FAS 123R"). The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006, filed with the SEC on February 27, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the director) or that the value on exercise will be equal to the FAS 123R value shown in this column.

(2) Dr. McCormick received an honorarium in the amount of $1,500 in the fiscal year ended December 29, 2006.

Compensation Committee Interlocks and Insider Participation

During 2006, the Compensation Committee was comprised of Drs. Cohen, Marchesi and Willsey. None of the members of the Compensation Committee has at any time been an officer or employee of Exelixis, except that Dr. Cohen served as our acting Chief Scientific Officer from December 1995 to April 1997 and was named as an officer of one of our former subsidiaries from 2001 through March 2005, for which he did not receive any compensation. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Report of the Compensation Committee[2]

The Compensation Committee of the Board, comprised of independent directors, has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and, based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the year ended December 29, 2006.

Compensation Committee:

Vincent Marchesi
Lance Willsey
Charles Cohen, Chairman

2 The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Exelixis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation by reference language contained in such filing.

Report of the Audit Committee[3]

The Audit Committee of our Board of Directors serves as the representative of the Board for (a) general oversight of our financial reporting process, (b) monitoring the integrity of our financial statements and systems of internal accounting and financial controls, (c) compliance with legal and regulatory requirements related to the preparation and external audit of our financial statements, and (d) selection, evaluation and retention of Exelixis' independent registered public accounting firm. Each of the members of the Audit Committee is independent as defined under the listing standards of the Nasdaq Stock Market and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The Audit Committee maintains a written charter that outlines its responsibilities. Our management has primary responsibility for preparing our consolidated financial statements, ensuring the integrity of such data and establishing the financial reporting process. Ernst & Young LLP, Exelixis' independent registered public accounting firm, is responsible for performing an annual audit of our consolidated financial statements, reviewing our unaudited interim financial statements and expressing an opinion as to the conformity of the annual financial statements with U.S. generally accepted accounting principles. The Audit Committee's responsibility is to oversee and review this process. Based on this background, the Audit Committee reports as follows:

1. We have reviewed and discussed Exelixis' audited consolidated financial statements as of and for the fiscal year ended December 29, 2006 with management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Committee reviewed management's report on its assessment of the effectiveness of Exelixis' internal control over financial reporting and the independent registered public accounting firm's report on management's assessment and the effectiveness of Exelixis' internal control over financial reporting. We have also discussed with management the process used to support the certifications of the Chief Executive Officer and Chief Financial Officer that are required in periodic reports filed by Exelixis with the SEC.

2. We have discussed with the independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards in the United States, including those matters set forth in Statement of Auditing Standards No. 61, as amended, "Communication with Audit Committees" (Codification of Statements on Auditing Standards, AU Section 380), other standards of the Public Accounting Oversight Board (United States), rules of the Securities and Exchange Commission, and other applicable regulations.

3. We have received and reviewed the written disclosures and letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and have discussed with the independent registered public accounting firm its independence from Exelixis. We have also considered whether the provision of non-audit services to Exelixis by the independent registered public accounting firm is compatible with maintaining the independence of the independent registered public accounting firm. We have concluded that the independent registered public accounting firm is independent from Exelixis and its management.

4. Based on review and discussion of the matters set forth in paragraphs (1) through (3) above, we have recommended to the Board (and the Board has approved) that the audited consolidated financial statements referred to above and management's assessment of the effectiveness of Exelixis' internal control over financial accounting be included in our Annual Report on Form 10-K for the year ended December 29, 2006 for filing with the SEC.

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3 The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Exelixis under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation by reference language contained in such filing.

We have also selected Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007 and have presented our selection to the Board to present to the stockholders for ratification.

Audit Committee:

Charles Cohen
Lance Willsey
Jack Wyszomierski (Chairman)

Proposal 2

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007. The Board, on behalf of the Audit Committee, has directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements for each of the six fiscal years in the period ended December 29, 2006. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

On Behalf of the Audit Committee, the Board Recommends a Vote in Favor of Proposal 2.

Principal Accountant Fees and Services

The aggregate fees billed by Ernst & Young LLP for the last two fiscal years for the services described below are as follows:

	Fiscal Year Ended	
	December 29, 2006	December 31, 2005
Audit fees (1)	$928,600	$749,800
Audit-related fees (2)	26,700	86,800
Tax fees (3)	—	—
All other fees (4)	1,500	1,500
	$956,800	$838,100

(1) "Audit fees" consist of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2) "Audit-related fees" consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees." During fiscal 2006 and 2005, these services included consultations relating to various transactions of the Company.

(3) "Tax fees" include fees for tax compliance, tax and planning and tax advice. No tax fees were billed during fiscal 2006 and 2005.

(4) "All other fees" consist of fees for products and services other than the services described above. During fiscal 2006 and 2005, these fees related to an online subscription to an Ernst & Young LLP database.

Pre-Approval of Services

During 2006 and 2005, the Audit Committee of the Board pre-approved the audit and non-audit services to be performed by Exelixis' independent registered public accounting firm, Ernst & Young LLP. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee does pre-approve all audit and non-audit services rendered by Ernst & Young LLP. The Audit Committee has not adopted a formal written policy for the pre-approval of audit and non-audit services rendered by Exelixis' independent registered public accounting firm. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee, or the chairman whom the Audit Committee has designated as a one-person subcommittee with pre-approval authority, pre-approved all audit fees, audit-related fees, tax fees and other fees in 2006 and 2005. Any pre-approvals by the subcommittee must be and were presented to the Audit Committee at its next scheduled meeting.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of December 31, 2006 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors as of December 31, 2006 as a group; and (iv) all those known by us to be beneficial owners of more than five percent of its common stock. Unless otherwise indicated, the address of each of the individuals named below is: c/o Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511.

	Beneficial Ownership(1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
George A. Scangos, Ph.D. (2)	3,066,535	3.2
Michael M. Morrissey, Ph.D. (3)	492,150	*
Jeffrey R. Latts, M.D. (4)	215,742	*
Frank L. Karbe (5)	338,363	*
Pamela A. Simonton, J.D., LL.M. (6)	265,889	*
Stelios Papadopoulos, Ph.D. (7)	827,277	*
Charles Cohen, Ph.D. (8)	386,698	*
Alan M. Garber, Ph.D. (9)	45,000	*
Vincent T. Marchesi, M.D., Ph.D. (10)	87,000	*
Frank McCormick, Ph.D. (11)	55,000	*
George Poste, D.V.M., Ph.D. (12)	45,000	*
Lance Willsey, M.D. (13)	112,500	*
Jack Wyszomierski (14)	55,000	*
5% Stockholders		
Wellington Management Company LLP (15) 75 State Street Boston, MA 02109	6,546,144	6.8
T. Rowe Price Associates (16) 100 E Pratt Street Baltimore, MD 21202	8,813,390	9.2
Entities Associated with Barclays Global Investors, NA (17) 45 Fremont Street San Francisco, CA 94105	5,344,825	5.6
Entities Associated with OrbiMed Advisors LLC (18) 767 Third Avenue, 30th Floor New York, New York 10017	5,461,400	5.7
Persons Associated with FMR Corp. (19) 82 Devonshire Street Boston, Massachusetts 021019	14,366,207	15.0
All directors and executive officers as a group (17 persons) (20)	6,314,223	6.6

* Less than one percent.

(1) This table is based upon information supplied by officers and directors and upon information gathered by us about principal stockholders known to us. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 95,990,148 shares outstanding on December 31, 2006, adjusted as required by rules promulgated by the SEC.

(2) Includes 6,855 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Jennifer Wilson Scangos Trust, and 6,855 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Katherine Wilson Scangos Trust. Also includes 1,681,249 shares Dr. Scangos has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 41,667 of which would be subject to repurchase by us, if so exercised.

(3) Includes 42,500 shares held by Dr. Morrissey and Meghan D. Morrissey, Trustees of the Morrissey Family Living Trust, dated July 21, 1994, as amended. Also includes 446,666 shares Dr. Morrissey has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 31,250 of which would be subject to repurchase by us, if so exercised.

(4) Includes 213,251 shares Dr. Latts has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 23,959 of which would be subject to repurchase by us, if so exercised.

(5) Includes 329,373 shares Mr. Karbe has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 56,252 of which would be subject to repurchase by us, if so exercised.

(6) Includes 263,125 shares Ms. Simonton has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 10,417 of which would be subject to repurchase by us, if so exercised.

(7) Includes 10,000 shares held by Fondation Santé, of which Dr. Papadopoulos is a co-trustee. Also includes 175,000 shares Dr. Papadopoulos has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 46,252 of which would be subject to repurchase by us, if so exercised.

(8) Includes 80,242 shares held by Rovent II L.P., 20,082 shares held by Advent Performance Materials, L.P., 11,504 shares held by Adwest L.P., 4,626 shares held by Advent Partners L.P. and 244 shares held by Advent International Investors II, L.P. Advent International Corporation is the manager of these funds and exercises sole voting and investment power with respect to all shares held by these funds. Dr. Cohen is a Vice President of Advent International Corporation and disclaims beneficial ownership of the shares held by these funds. Advent International Corporation is located at 75 State Street, Boston, MA 02109. Also includes 75,000 shares Dr. Cohen has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 2,501 of which would be subject to repurchase by us, if so exercised.

(9) Represents 45,000 shares Dr. Garber has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 13,960 of which would be subject to repurchase by us, if so exercised.

(10) Includes 65,000 shares Dr. Marchesi has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 2,501 of which would be subject to repurchase by us, if so exercised.

(11) Represents 55,000 shares Dr. McCormick has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 5,106 of which would be subject to repurchase by us, if so exercised.

(12) Represents 45,000 shares Dr. Poste has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 11,356 of which would be subject to repurchase by us, if so exercised.

(13) Includes 75,000 shares Dr. Willsey has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 2,501 of which would be subject to repurchase by us, if so exercised.

(14) Represents 55,000 shares Mr. Wyszomierski has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006, 8,752 of which would be subject to repurchase by us, if so exercised.

(15) These securities are owned of record by clients of Wellington Management Company, LLP ("WMC"). Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. WMC, in its capacity as investment adviser, may be deemed to beneficially own the shares held of record by clients of WMC. WMC reported that it has shared voting power over 4,924,331 of such shares and shared dispositive power over 6,468,334 of such shares. †

(16) These shares are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser. Price Associates reported that it has sole dispositive power over such shares and sole voting power over 2,164,100 of such shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, Price Associates may be deemed to be a beneficial owner of such shares; however, Price Associates expressly denied ownership of such shares. ††

(17) Represents 2,874,169 shares beneficially owned by Barclays Global Investors, NA and 2,470,656 shares beneficially owned by Barclays Global Fund Advisors. The shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts. Barclays Global Investors, NA reported that it has

sole voting power over 2,548,499 of such shares and sole dispositive power over 2,874,169 of such shares, and Barclays Global Fund Advisors reported that it has sole voting and dispositive power over 2,470,656 of such shares. †††

(18) Represents 3,859,400 shares held by OrbiMed Advisors LLC and 1,602,000 shares held by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC hold these shares on behalf of Caduceus Capital Master Fund Limited (417,800 shares), Caduceus Capital II, L.P. (245,400 shares), UBS Eucalyptus Fund, LLC (286,800 shares), PW Eucalyptus Fund, Ltd. (32,200 shares), HFR SHC Aggressive Master Trust (55,200 shares), UBS Juniper Crossover Fund, LLC (150,000 shares), Eaton Vance Worldwide Health Sciences (3,100,000 shares), Eaton Vance Emerald Worldwide Health Sciences (63,000 shares), Eaton Vance Variable Trust (45,000 shares), Finsbury Worldwide Pharmaceutical Trust plc (586,000 shares), and Stichting Pensioenfonds ABP (480,000 shares). OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisers. Samuel D. Isaly is a control person of OrbiMed Advisors LLC and OrbiMed Capital LLC. Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share voting and dispositive power over such shares. ††††

(19) Fidelity Management & Research Company ("Fidelity"), Pyramis Global Advisors, LLC ("PGA") and Fidelity International Limited ("FIL" and together with Fidelity and PGA, the "Fidelity Investment Advisers"), are wholly owned subsidiaries of FMR Corp., investment advisers and the beneficial owners of 14,285,107, 21,200 and 59,900 shares of our common stock, respectively, as a result of acting as the investment advisers to various investment companies (the "Fidelity Funds"). FMR Corp. and Edward C. Johnson 3rd, Chairman of FMR Corp., through their control of the Fidelity Investment Advisors, and the funds each has sole power to dispose of the 14,285,107 shares owned by the Fidelity Funds. Neither FMR Corp. nor Edward C. Johnson 3rd has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds' boards of trustees. Edward C. Johnson 3rd and FMR Corp., through its control of PGA, each has sole dispositive power over 21,200 shares and sole power to vote or direct the voting of 21,200 shares owned by the institutional accounts or funds advised by PGA. Fidelity Investment Advisers carry out the voting of the shares under written guidelines established by the Fidelity Funds' boards of trustees. †††††

(20) Total number of shares includes 6,314,223 shares of common stock held by our directors and executive officers as of December 31, 2006 and entities affiliated with such directors and executive officers. Also includes 3,842,620 shares issuable upon exercise of options exercisable within 60 days of December 31, 2006, 293,495 of which would be subject to repurchase by us, if so exercised.

---

† The information in the footnote is based solely upon a Form 13G/A filed with the SEC on February 14, 2007.

†† The information in the footnote is based solely upon a Form 13G/A filed with the SEC on February 12, 2007.

††† The information in the footnote is based solely upon a Form 13G filed with the SEC on January 23, 2007.

†††† The information in the footnote is based solely upon a Form 13G/A filed with the SEC on February 9, 2007.

††††† The information in the footnote is based solely upon a Form 13G/A filed with the SEC on February 14, 2007.

Executive Officers of Exelixis

The following chart sets forth certain information regarding our executive officers as of March 15, 2007:

Name	Age	Position
George A. Scangos, Ph.D. (1)	58	President, Chief Executive Officer and Director
Michael M. Morrissey, Ph.D.	46	President of Research and Development
Gisela M. Schwab, M.D.	50	Senior Vice President and Chief Medical Officer
Frank L. Karbe	38	Senior Vice President, Chief Financial Officer
Pamela A. Simonton, J.D., LL.M.	57	Senior Vice President, Patents and Licensing
Peter Lamb, Ph.D.	46	Senior Vice President, Discovery Research and Chief Scientific Officer
Lupe M. Rivera	40	Senior Vice President, Human Resources and Communications

(1) Please see "Class III Directors Continuing in Office until the 2008 Annual Meeting" in this Proxy Statement for information about Dr. Scangos.

Michael M. Morrissey, Ph.D., has served as President of Research and Development since January 2007. From January 2006 until December 2006, Dr. Morrissey served as Executive Vice President, Discovery. From January 2003 to December 2005, Dr. Morrissey served as Senior Vice President, Discovery. Previously, he served as Vice President of Discovery Research from February 2000 through December 2002. From 1991 to 2000, Dr. Morrissey held several positions at Berlex Biosciences, last holding the position of Vice President, Discovery Research. From 1986 to 1991, he served as a Senior Scientist and Project Team Leader in Medicinal Chemistry at CIBA-Geigy Corporation, a pharmaceutical company. He is the author of numerous scientific publications in medicinal chemistry and drug discovery and an inventor on 68 issued U.S. patents and 25 additional published U.S. patent applications. Dr. Morrissey holds a B.S. (Honors) in Chemistry from the University of Wisconsin and a Ph.D. in Chemistry from Harvard University.

Gisela M. Schwab, M.D., has served as Senior Vice President and Chief Medical Officer since September 2006 when she joined Exelixis. From 2002 to 2006, she held the position of senior vice president and chief medical officer at Abgenix, Inc., a human antibody-based drug development. She also served as vice president, clinical development, at Abgenix from 1999 to 2001. From 1992 to 1999, she held positions of increasing responsibility at Amgen Inc., most recently as director of clinical research and hematology/oncology therapeutic area team leader. She received her Doctor of Medicine degree from the University of Heidelberg, and is board certified in internal medicine and hematology and oncology, and performed postdoctoral research at the National Cancer Institute in Bethesda, MD and at the French National Health and Medical Research Institute (INSERM) in Paris. Dr. Schwab is a member of the American Society of Clinical Oncology, the American Society of Hematology, the American Association for Cancer Research and the American Society of Nephrology.

Frank L. Karbe has served as Senior Vice President, Chief Financial Officer since February 2004. From 1997 to January 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers & acquisitions in the biotechnology industry. Prior to Goldman Sachs, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

Pamela A. Simonton, J.D., LL.M., has served as Senior Vice President, Patents and Licensing since January 2004. Previously, she served as Vice President of Corporate Technology Development from April 2000 through December 2003. From July 1996 to April 2000, Ms. Simonton served as Vice President, Licensing and

Acquisitions for Bayer Corporation's Pharmaceutical Division. From September 1994 to July 1996, Ms. Simonton served as Vice President of Patents and Licensing for Bayer's Pharmaceutical Division, North America. Ms. Simonton holds a B.S. in Chemistry from Barry College, an M.S. in Physics from the University of Miami, a J.D. from Nova University and an LL.M. in Patent and Trade Regulation from George Washington University.

Peter Lamb, Ph.D., has served as Senior Vice President, Discovery Research and Chief Scientific Officer since January of 2007. Previously, he served as Vice President, Discovery Pharmacology from December 2003 until January 2007 and Senior Director, Molecular Pharmacology and Structural Biology from October 2000 until December 2003. From June 1992 until September 2000 he held positions of increasing responsibility at Ligand Pharmaceuticals, most recently serving as Director of Transcription Research. During this time, he led teams that implemented novel drug discovery approaches that led to the identification of the first small molecule activators of cytokine receptors. Dr. Lamb has held post-doctoral research fellowships at the Carnegie Institution, Department of Embryology with Dr. S.L. McKnight and the University of Oxford with Dr N.J. Proudfoot, working in the field of gene regulation. He has authored numerous articles in the fields of gene expression, signal transduction and oncology, and is an author on multiple issued and pending US patents. He has a Ph.D. in Molecular Biology from the ICRF/University of London and a B.A. in Biochemistry from the University of Cambridge.

Lupe M. Rivera has served as Senior Vice President, Human Resources and Communications since January 2007. Ms. Rivera served as Vice President, Human Resources from July 2004 through December 2006. Previously she served as Exelixis' Human Resources Director from January 2002 through June 2004. She joined Exelixis in 2002 from AT&T's Digital Subscriber Line (DSL) unit where she held the position of District Manager, Human Resources. Prior to joining AT&T, she was Director, Human Resources for NorthPoint Communications, and prior to that she held various positions with Deltanet, an information technology company. Ms. Rivera also spent twelve years in banking with Valley National Bank of Arizona and Bank One, Arizona. Ms. Rivera holds a Masters Degree in Human Resources & Organization Development from University of San Francisco. Ms. Rivera is a certified Senior Professional in Human Resources (SPHR) by the Human Resource Certification Institute and a Certified Compensation Professional (CCP) from World at Work (formerly known as the American Compensation Association).

Compensation of Executive Officers

Compensation Discussion and Analysis

Objectives of the Compensation Program

We are a biotechnology company that has been undergoing a transition from an early-stage research company to a development-stage company. Our goal is to become a fully integrated biotechnology company with proprietary products on the market that provide meaningful benefits to patients. The success of development-stage biotechnology companies is significantly influenced by the quality of their work forces. As a result, we face intense competition for executives and other skilled employees from large pharmaceutical companies and strong local competitors, all of which are aggressively recruiting employees. In light of these circumstances, the overall objective of our compensation program is to support our long-term strategic goal of becoming a successful fully integrated biotechnology company by attracting, retaining and motivating the highest caliber of executives and other employees.

The goals of our executive compensation program are to align compensation with business objectives and performance and with the interests of our stockholders and to enable us to attract, retain and reward executive officers for extraordinary performance. We pay cash compensation to provide an appropriate and competitive level of current cash income and to reward, in the case of any bonus or salary increase, superior performance over the past year. As discussed in further detail below, our 2006 compensation program for our Named Executive Officers (as defined in "Summary Compensation Table" below) consisted of, and was intended to strike a balance among, the following three principal components:

- *Base Salary*. Base salary for each of our Named Executive Officers is based principally on a review of individual and company performance during the prior year, market and benchmark data for our industry and specific peer group and each Named Executive Officer's long-term performance and skill set, as well as the market value of that skill set.
- *Bonus*. Annual cash bonuses are discretionary but generally follows guidelines that set bonus targets based on the seniority of the applicable position and take into account the achievement of company-wide and, other than for our Chief Executive Officer, applicable division or department performance, objectives.
- *Equity Incentive Compensation*. Long-term incentive awards, comprised of stock option grants, are designed to ensure that incentive compensation is linked to our long-term performance and to align our Named Executive Officers' performance objectives with the interests of our stockholders. Stock options were granted to our Named Executive Officers both as a reward for past individual and corporate performance and as an incentive for future performance.

In addition, we have a Change in Control and Severance Benefit Plan in which all of our Named Executive Officers participate.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, because of the overall importance to our success of aggressively pursuing our strategic goals, as well as to preserve our cash resources, a significant portion of the Named Executive Officers' total compensation has been, and is expected to continue to be, comprised of stock options.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee is responsible for recommending to the Board for approval the compensation packages offered to our Named Executive Officers. The Compensation Committee acts on behalf of the Board of Directors in discharging the Board's responsibilities with respect to overseeing the company's compensation policies, plans and programs and establishing and reviewing general policies relating to compensation and benefits of our employees. The Compensation Committee also administers our 2000 Equity Incentive Plan and our other benefit plans. For executive compensation decisions, including decisions relating to the grant of stock options to Named Executive Officers, the Compensation Committee typically considers the recommendations of Dr. Scangos, our Chief Executive Officer, and Dr. Scangos typically participates in the Compensation Committee's deliberations about Named Executive Officer compensation matters. However, Dr. Scangos does not participate in the determination of his own compensation, nor does he participate in deliberations with respect thereto. Our Chief Executive Officer also annually develops our research and development and other business goals, which are reviewed and, subject to their input, approved by the Compensation Committee and the Board of Directors. In determining his Named Executive Officer compensation recommendations, Dr. Scangos solicits the input of, and receives documentary support from, our Senior Vice President of Human Resources. The Compensation Committee also receives documentary support from our Senior Vice President of Human Resources, including benchmark and industry data from third-party salary survey sources and a compensation consultant. In 2006, our then Secretary assisted the Board of Directors and the Compensation Committee in developing and updating our peer company list and reviewed the structure of our compensation programs with the Compensation Committee from time to time. In addition, in 2006, our then Executive Vice President of Development made a recommendation to Dr. Scangos and the Compensation Committee with respect to the compensation of our Senior Vice President, Chief Medical Officer. Other than Dr. Scangos and our Senior Vice President of Human Resources, then Secretary and then Executive Vice President of Development, no other executive officers participated in the determination or recommendation of the amount or form of Named Executive Officer compensation. We also retained the consulting firm, Top Five Data Services, Inc., to compile benchmark and industry compensation data. The Compensation Committee does not delegate any of its functions to others in determining executive compensation, and we do not currently engage any other consultants with respect to executive and/or director compensation matters.

Compensation Committee Process

In setting the level of cash and equity compensation for our Named Executive Officers, the Compensation Committee considers various factors, including the performance of Exelixis and each Named Executive Officer during the prior year; the uniqueness and relative importance to us of each Named Executive Officer's skill set; each Named Executive's expected future contributions to Exelixis; the percentage of vested versus unvested options held by each Named Executive Officer; and each Named Executive Officer's tenure, as well as applicable market pressures. When establishing each element of a Named Executive Officer's compensation, the Compensation Committee also takes into consideration the Named Executive Officer's historical cash and equity compensation as well as his or her total current and potential compensation.

The Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable, publicly held companies. To this end, the Compensation Committee reviews market and benchmark data, which include competitive information relating to compensation levels for comparable positions in the biotechnology and life sciences industries, as well as the compensation levels of our Named Executive Officers. In conjunction with its review, the Compensation Committee utilizes peer company data obtained from publicly filed proxy statements and the following benchmark surveys: Radford Biotechnology Salary Survey and Organization Resources Counselors, Inc.'s Worldwide SIRS Life Sciences Survey.

The list of our peer companies used in setting base salaries and bonus targets for 2006 was based on a list of peer companies that we had developed over time. The list was updated in 2005, taking into account recommendations by Top Five Data Services, Inc. to make changes based on comparable companies' revenue, earnings and number of employees. The companies comprising our peer group for purposes of setting base salaries and bonus targets for 2006 were:

Abgenix, Inc.
Affymetrix, Inc.
Alkermes, Inc.
Allos Therapeutics, Inc.
Celgene Corporation
Cephalon, Inc.
CuraGen Corporation
CV Therapeutics, Inc.
Cytokinetics, Incorporated
ENDO Pharmaceuticals Holdings Inc.
Enzon Pharmaceuticals, Inc.
Human Genome Sciences, Inc.
ICOS Corporation
Incyte Corporation
Isis Pharmaceuticals, Inc.
Lexicon Genetics Incorporated
Ligand Pharmaceuticals Incorporated
Maxygen, Inc.
Medarex, Inc.
Millennium Pharmaceuticals, Inc.
Nektar Therapeutics
Neurocrine Biosciences, Inc.
Onyx Pharmaceuticals, Inc.
OSI Pharmaceuticals, Inc.
Protein Design Labs, Inc.
Rigel Pharmaceuticals, Inc.
Telik, Inc.
Vertex Pharmaceuticals Incorporated

The list of our peer companies used in setting base salaries and bonus targets for 2007 was developed and approved by our Nominating and Corporate Governance Committee and Board of Directors in 2006. Our peer companies were selected by eliminating from a list of U.S.-listed biotechnology companies those companies that our Nominating and Corporate Governance Committee deemed not suitable for comparison purposes because, at the time that the peer list was determined: (a) they were not U.S. companies, (b) their operations were not directly comparable to our operations, such as companies specializing in drug delivery technologies or tools, (c) they had a market capitalization in excess of $4 billion or less than $250 million, (d) they had more than 1,500 or fewer than 100 employees, (e) they were not clinical development-stage companies or (f) a substantial portion of their revenues were related to marketed products.

The companies comprising our peer group for purposes of setting base salaries and bonus targets for 2007 were:

Adolor Corporation
Alexion Pharmaceuticals, Inc.
Arena Pharmaceuticals, Inc.
ARIAD Pharmaceuticals, Inc.
Array BioPharma Inc.
AtheroGenics, Inc.
CV Therapeutics, Inc.
Dendreon Corporation
Human Genome Sciences, Inc.
Idenix Pharmaceuticals, Inc.
Incyte Corporation
Isis Pharmaceuticals, Inc.
Lexicon Genetics Incorporated
Ligand Pharmaceuticals Incorporated
Maxygen, Inc.
Medarex, Inc.
Myriad Genetics Company Inc.
Nastech Pharmaceutical Company Inc.
Neurocrine Biosciences, Inc.
Nuvelo, Inc.
Regeneron Pharmaceuticals, Inc.
Rigel Pharmaceuticals, Inc.
Telik, Inc.
Vertex Pharmaceuticals Incorporated
ZymoGenetics, Inc.

The Compensation Committee benchmarks cash compensation as well compensation in the form of stock options. The Compensation Committee uses peer group data primarily to insure that our executive compensation program as a whole is competitive. Consistent with the Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, the Compensation Committee generally targets total cash and equity compensation at the upper third percentile of the peer company market. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the Compensation Committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions that are too narrowly responsive to short-term changes in business performance.

Elements of Compensation

Our executive compensation program consists of three principal components: base salary, annual cash bonuses (if approved by our Compensation Committee and Board of Directors) and equity incentive compensation in the form of stock options. Our Named Executive Officers are also eligible to participate, on the same basis as other employees, in our 401(k) plan and our other benefit programs generally available to all employees. Our Named Executive Officers currently do not receive any perquisites.

- *Base Salary.* The Compensation Committee annually reviews each Named Executive Officer's base salary and sets such salary based on a review of individual and company performance during the prior year, market and benchmark data for our industry and specific peer group and each Named Executive Officer's long-term performance and skill set, as well as the market value of that skill set.

- *Annual Cash Bonus.* Our annual cash bonuses are intended to align the Named Executive Officers' compensation with our business objectives and performance and with the interests of our stockholders and to enable us to retain and reward Named Executive Officers who demonstrate extraordinary performance. Annual cash bonuses are discretionary, but our Compensation Committee follows guidelines that set bonus targets (expressed as a percentage of base salary) based on the seniority of the applicable position and take into account the achievement of company-wide and, other than for our Chief Executive Officer, applicable division or department performance, objectives. The bonus targets are reviewed annually by the Compensation Committee. Our company-wide goals in 2006 included both research and development and business goals. Our Compensation Committee follows guidelines that provide that the portion of a Named Executive Officer's total bonus target that is tied to the company-wide performance component increases with the seniority of the Named Executive Officer's position. In 2006, the company-wide performance component was 80% for our executive vice presidents and senior vice presidents and 100% for our Chief Executive Officer. Whether or not a bonus is paid for any year is within the discretion of our Board of Directors. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives. In awarding bonuses, the Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to similarly situated executive officers.

In determining annual cash bonuses, the Compensation Committee takes into account the extent to which we achieve the annual company-wide goals that are established by the executive officers and approved by the Compensation Committee and, other than with respect to our Chief Executive Officer, the extent to which each Named Executive Officer's division or department contributed to the overall success of the company. However, while we have established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division of department contributed to the overall success of the company.

The Compensation Committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to a bonus determination were to be restated, or found not to have been met to the extent originally believed by the Compensation Committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

We have not paid any significant signing or promotion bonuses to our executive officers, nor have we guaranteed any bonuses to our executive officers.

- *Equity Incentives.* Our 2000 Equity Incentive Plan provides for the issuance of options to Named Executive Officers to purchase shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. We grant stock options to align Named Executive Officers' compensation with our long-term performance, thereby linking their compensation to the interests of our stockholders. The Compensation Committee believes that stock options continue to be the most effective equity-based tool to motivate our Named Executive Officers to aggressively pursue our long-term strategic goals because options only have value if our stock price increases over time. Stock options are also the most prevalent long-term incentive instrument at our peer companies. The Compensation Committee generally approves the grant of stock options to Named Executive Officers once a year at its regular meeting in December. Stock options are granted to our Named Executive Officers both as a reward for past individual and corporate performance and as an incentive for future performance. In determining the size of option grants to Named Executive Officers, the Compensation Committee considers the number of shares of our common stock subject to outstanding options, including exercise prices, already owned by each Named Executive Officer, as well as market and benchmark data for our industry and specific peer group. Because of the overall importance to our success of aggressively pursuing our strategic goals, as well as to preserve our cash resources, a significant portion of the Named Executive Officers' total compensation has been, and is expected to continue to be, comprised of stock options.

- *Change in Control and Severance Benefit Plan.* Our Change in Control and Severance Benefit Plan, in which all of our Named Executive Officers participate, was adopted in 2005 in order to consolidate our prior change in control and severance benefits with individual executives into a single uniform double-trigger plan for executive officers, to maintain the competitiveness of our executive compensation program and to remove an executive's potential personal bias against a takeover attempt. A description of this plan is included below under the heading "Potential Payments Upon Termination or Change-In-Control." We adopted a double-trigger plan, in which each plan participant receives benefits under the plan only if the plan participant is terminated without cause or resigns for good reason after a change in control, rather than a single-trigger plan, in which each plan participant would receive benefits under the plan if a change in control occurs or the plan participant resigns for any reason after a change in control. In assessing whether the plan should provide for a single or double trigger, we conducted an analysis of prevailing change in control practices at our peer-companies. We selected the double-trigger because it protects the plan participants from post change in control events that are not related to the plan participants' performance, encourages the plan participants to stay throughout a transition period in the event of a change in control and does not provide for benefits for a plan participant who remains with the surviving company in a comparable position.

- *Other Benefits.* We have a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. We match 50% of the first 4% of employee contributions into the 401(k) plan. We provide health care, dental and vision benefits to all full-time employees, including our Named Executive Officers. These and other benefits are available to all employees, subject to applicable laws.

2006 and 2007 Compensation Decisions

General: In determining each Named Executive Officer's, including our Chief Executive Officer's, 2006 and 2007 base salaries and target bonuses and cash bonus for 2006, the Compensation Committee considered a number of factors and criteria, including such officer's historical compensation levels and the compensation of other executive officers at our peer companies, taking into account each officer's individual performance, experience and knowledge and the achievement of key company departmental performance objectives. Consistent with the Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, the Compensation Committee generally targeted base salary, target bonus amount and total cash compensation for each Named Executive Officer at a level competitive with approximately the upper third of similarly situated executive officers at companies included our peer company market and in the market surveys reviewed by the Compensation Committee. The Compensation Committee also reviewed historical compensation levels for our Named Executive Officers and similarly situated executive officers at our peer companies in order to ascertain any trends in executive officer compensation.

In determining the 2006 and 2007 base salaries for each Named Executive Officer, the Compensation Committee aimed to set the base salaries at competitive levels as described above. In addition, for each year, the Compensation Committee considered each Named Executive Officer's performance in the prior year, as applicable, in adjusting his or her base salary.

The Compensation Committee's determination of cash bonuses for 2006 for the Named Executive Officers, including our Chief Executive Officer, took into account its assessment of each Named Executive Officer's performance and total compensation, the compensation of similarly situated executive officers at our peer companies and other factors. While the Compensation Committee considered our general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that should be tied to company-wide and division or department performance components, the Compensation Committee exercised broad discretion in determining the amount of cash bonuses for 2006 and did not attempt to quantify the level of achievement of corporate goals or the extent to which any Named Executive Officer's division of department contributed to the overall success of the company or to apply strict percentage criteria to an allocation of each Named Executive Officer's cash bonus between company-wide and division or department performance components.

The Compensation Committee set the 2007 target bonus percentages for each Named Executive Officer at a competitive levels as described above, taking into account each Named Executive Officer's performance in 2006 and prior years, as applicable, and trends in executive compensation at our peer companies and generally in our industry. The target bonus amounts are intended to serve only as general guidelines for awarding actual bonuses and are not designed to set formulaic payout levels.

In determining option grants to our Named Executive Officers in December 2006, the Compensation Committee considered the number of shares of our common stock subject to outstanding options, including exercise prices, then currently held by each Named Executive Officer, as well as market and benchmark data for our industry and specific peer group, with the goal of ensuring a level of incentive compensation for each Named Executive Officer that is appropriately linked to our long-term performance and aligns our Named Executive Officers' performance objectives with the interests of our stockholders. The Compensation Committee generally targeted option grants for each Named Executive Officer at a level that provides each Named Executive Officer with an ongoing equity position in the company that is competitive with approximately the upper 25th percentile of similarly situated executive officers at companies included our peer company market and in the market surveys reviewed by the Compensation Committee. All option grants to Named Executive Officers were made at an exercise price of $8.99 per share, which was equal to the fair market value for each share of our common stock on the date of grant. The option to purchase twenty five percent of the shares subject to such options vests one year from the grant date, and the option vests as to remaining shares in 36 equal monthly installments thereafter. The Compensation Committee granted stock options rather than other forms of equity compensation, and applied the foregoing vesting schedule, in order to remain competitive based on its view of prevailing practices at our peer companies and generally in our industry and to maintain consistency with historical practice and equity incentives granted to new employees.

Compensation for the Chief Executive Officer. In determining Dr. Scangos' 2006 and 2007 base salaries and target bonuses, cash bonus for 2006 and December 2006 stock option grant, the Compensation Committee considered the factors outlined above.

In determining Dr. Scangos' 2007 base salary and target bonus, cash bonus for 2006 and December 2006 stock option grant, in December 2006, the Compensation Committee considered our 2006 research and development and corporate goals, which included goals related to completing the transfer of XL119 to Helsinn Healthcare; obtaining proof-of-concept data for our development candidates XL999, XL647 and XL880; initiating Phase II clinical trials for XL784 and XL820; completing Phase I clinical trials for XL184 and XL844; making IND filings for XL281 and XL228; advancing three compounds to development candidate status; establishing new corporate collaborations; and completing adequate capital raising transactions, and the following 2006 research and development and corporate achievements:

- the outlicensing of XL119 to Helsinn Healthcare;

- the initiation of Phase II clinical trials for XL647, XL880 and XL784;
- the successful completion of a transaction with Bristol-Myers Squibb Company and the successful execution of a transaction with Sankyo Company;
- the filing of INDs for XL228 and XL281;
- the advancement of three compounds to development candidate status;
- the completion of a successful equity financing during the fall of 2006; and
- the successful negotiation and anticipated executions of transactions with Bristol-Myers Squibb Company, Genentech and Sankyo.

In December 2005, the Compensation Committee conducted a similar analysis, based on our goals and achievements in 2005, in determining Dr. Scangos' 2006 base salary and target bonus.

In December 2006, the Compensation Committee also reviewed our goals and objectives for 2007, taking such goals and objectives into account in the determination of Dr. Scangos' recommended base salary and target bonus for 2007.

On the strength of our company's achievements and in recognition of Dr. Scangos' instrumental leadership role as our Chief Executive Officer, in December 2006, the Compensation Committee recommended, and the Board of Directors approved, a merit increase of 6.0% to Dr. Scangos' 2006 base salary, a cash bonus of $400,000 and a grant of stock options to acquire 400,000 shares of our common stock. Dr. Scangos' target bonus for 2006 was 60% of his base salary, and the actual bonus paid to Dr. Scangos represented 53% of his base salary, which was less than the target amount due in part to slower clinical trial progress than our objectives for 2006. The Compensation Committee maintained Dr. Scangos' target bonus for 2007 at 60%.

Compensation of the Other Named Executive Officers. The Compensation Committee reviewed similar considerations for each of the other Named Executive Officers, as well as the following factors.

Dr. Morrissey's bonus and stock option grant reflected his promotion to the position of President of Research and Development, effective January 1, 2007. The Compensation Committee gave particular weight to Dr. Morrissey's leadership in our drug discovery effort since his arrival in 2000. With his promotion, the Compensation Committee noted that Dr. Morrissey would now have responsibility for leading all of our discovery and development activities. In recognition of Dr. Morrissey's achievements and skill sets, and with the anticipation that Dr. Morrissey will continue to play a key role in our ongoing efforts to become a fully integrated biotechnology company, the Compensation Committee recommended, and the Board of Directors approved, a merit increase of 7.0% to Dr. Morrissey's 2006 base salary, an additional promotion increase of 3.0% to his 2006 base salary, a cash bonus of $200,260 and a grant of stock options to acquire 200,000 shares of our common stock. Dr. Morrissey's target bonus for 2006 was 45% of his base salary, and the actual bonus paid to Dr. Morrissey represented 50% of his base salary, which was greater than the target amount due to extraordinary performance of our drug discovery group and in recognition of Dr. Morrissey's promotion to President of Research and Development. In light of Dr. Morrissey's promotion and increased responsibility, the Compensation Committee set Dr. Morrissey's target bonus for 2007 at 50%.

With respect to Mr. Karbe's contributions, the Compensation Committee gave particular weight to Mr. Karbe's leadership in the company's highly successful 2006 equity offering, which generated strong lasting investor interest in the company's stock as reflected by post-offering trading levels, as well as Mr. Karbe's contributions to transforming our finance organization into a more efficient business unit by implementing new systems and processes. In recognition of Mr. Karbe's contributions, the Compensation Committee recommended, and the Board of Directors approved, a merit increase of 7.0% to Mr. Karbe's 2006 base salary, a cash bonus of $155,264 and a grant of stock options to acquire 100,000 shares of our common stock. Mr. Karbe's target bonus for 2006 was 45% of his base salary, and the actual bonus paid to Mr. Karbe represented 45% of his base salary, in light of the factors discussed above. The Compensation Committee maintained the 2007 target bonus for Mr. Karbe at 45%.

With respect to Ms. Simonton's performance, the Compensation Committee gave particular weight to Ms. Simonton's contributions to our recent collaborations with Bristol-Myers Squibb Company and Genentech. In recognition of her contribution to these achievements, the Compensation Committee recommended, and the Board of Directors approved, a merit increase of 5.0% to Ms. Simonton's 2006 base salary, a cash bonus of $144,985 and a grant of stock options to acquire 75,000 shares of our common stock. Ms. Simonton's target bonus for 2006 was 35% of her base salary, and the actual bonus paid to Ms. Simonton represented 45% of her base salary, which was greater than the target amount due to her extraordinary performance in collaboration transactions and maintaining excellence in the patents and licensing area. The Compensation Committee maintained the 2007 target bonus for Ms. Simonton at 35%. In recognition of Ms. Simonton's contributions to Exelixis since she joined the company in 2001, in 2006 we also forgave $52,629 in interest pursuant to the terms of a loan we entered into with Ms. Simonton in 2001, which was fully repaid and no longer outstanding as of December 31, 2006.

In recognition of Dr. Latts' overall contribution to building our development group, the Compensation Committee recommended, and the Board of Directors approved, a performance bonus of $159,750 and a grant of stock options to acquire 100,000 shares of our common stock. Dr. Latts' target bonus for 2006 was 45% of his base salary, and the actual bonus paid to Dr. Latts represented 40% of his base salary, which was less than the target amount due to slower clinical trial progress than our objectives for 2006. The Compensation Committee maintained the target bonus for Dr. Latts at 45%. Dr. Latts retired in January 2007.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," (or "FAS 123R"). Under FAS 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The Compensation Committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to FAS 123R. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of FAS 123R with respect to stock option grants.

Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Conclusion

It is the opinion of the Compensation Committee that the aforementioned compensation policies and elements provide the necessary incentives to properly align our performance and the interests of our stockholders while maintaining progressive, balanced and competitive executive compensation practices that enable us to attract and retain the highest caliber of executives.

Summary Compensation Table

The following table shows for the fiscal year ended December 29, 2006, compensation awarded to or paid to, or earned by, our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers at December 29, 2006 (the "Named Executive Officers").

Summary Compensation Table for Fiscal 2006

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
George A. Scangos, Ph.D., President and Chief Executive Officer	2006	$750,000	$400,000	$ —	$2,510,117	$ —	$ 4,750	$3,664,867
Michael M. Morrissey, Ph.D., President of Research and Development	2006	400,520	200,260	—	803,627	—	4,400	1,408,807
Jeffrey Latts, M.D., Executive Vice President of Development (4)	2006	399,376	159,750	—	790,032	—	4,400	1,353,558
Frank L. Karbe, Senior Vice President and Chief Financial Officer	2006	345,030	155,264	—	676,836	—	—	1,177,130
Pamela A. Simonton, J.D., LL.M., Senior Vice President Patents and Licensing	2006	322,189	144,985	—	482,416	—	57,029	1,006,619

(1) Amounts shown in this column reflect the compensation costs recognized by us in fiscal 2006 for option awards as determined pursuant to FAS 123R. The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006 filed with the SEC on February 27, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the FAS 123R value shown in this column.

(2) Bonuses for services rendered in 2006 by Named Executive Officers are included in the Bonus column. While we have established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division or department contributed to the overall success of the company. Accordingly, we do not consider these bonuses to be Non-Equity Incentive Plan Compensation.

(3) Unless otherwise indicated, the amounts in this column consist of matching contributions made by us under our tax-qualified 401(k) plan, which provides for broad-based employee participation. In addition to receiving a matching contribution as a result of his participation in the 401(k) plan, Dr. Scangos received a $350 service award on his 10-year anniversary with the company. In addition to Ms. Simonton receiving a matching contribution under the 401(k) plan in 2006, we also forgave $52,629 in interest pursuant to the terms of a loan we entered into with Ms. Simonton in 2001.

(4) Dr. Latts served as Executive Vice President from January 1, 2006 through December 29, 2006. Dr. Latts retired from the company on January 12, 2007.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 29, 2006, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grants of Plan-Based Awards in Fiscal 2006

Name	Grant Date	Approval Date	Number of Non-Equity Incentive Plan Units Granted (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Full Grant Date Fair Value ($)(3)
George A. Scangos, Ph.D.	12/8/2006	12/8/2006	—	$ —	$ —	$ —	400,000	$8.99	$1,967,799
Michael M. Morrissey, Ph.D.	12/8/2006	12/8/2006	—	—	—	—	200,000	8.99	983,899
Jeffrey Latts, M.D.	12/8/2006	12/8/2006	—	—	—	—	100,000	8.99	491,950
Frank L. Karbe	12/8/2006	12/8/2006	—	—	—	—	100,000	8.99	491,950
Pamela A. Simonton, J.D., LL.M.	12/8/2006	12/8/2006	—	—	—	—	75,000	8.99	368,962

(1) Each year the Compensation Committee considers payment of annual cash bonuses to Named Executive Officers for services rendered in the past year. While we have established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division or department contributed to the overall success of the company. Accordingly, we do not consider these bonuses to be Non-Equity Incentive Plan Compensation. The bonus targets for the year ended December 29, 2006 were $450,000 for Dr. Scangos, $180,234 for Dr. Morrissey, $179,719 for Dr. Latts, $155,264 for Mr. Karbe and $112,766 for Ms. Simonton. Whether or not a bonus is paid for any year is within the discretion of the Board. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives. In awarding bonuses, the Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to similarly situated executive officers. The actual cash bonus award earned for the year ended December 29, 2006 for each Named Executive Officer is set forth in the Summary Compensation Table above. For a description of the payment of bonuses to Named Executive Officers under our compensation program, see "Compensation Discussion and Analysis" above.

(2) Options were granted under our 2000 Equity Incentive Plan. The options expire 10 years from the date of grant or earlier upon termination of service. The options vest as to ¼ of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Vesting is subject to acceleration as described under the caption "Potential Payments upon Termination or Change-In-Control" below.

(3) Amounts shown in this column reflect the fair value of the option awards granted in 2006 to each Named Executive Officer as determined pursuant to FAS 123R. The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006 filed with the SEC on February 27, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the FAS 123R value shown in this column.

Outstanding Equity Awards at Fiscal Year-End

The following table shows for the fiscal year ended December 29, 2006, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At December 29, 2006

	Option Awards					
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
George A. Scangos, Ph.D.	12/06/2000	250,000	—	—	$18.81	1/14/2011
	12/03/2001	350,000	—	—	15.43	12/2/2011
	1/29/2003	400,000	—	—	6.45	1/28/2013
	12/10/2003	200,000	—	—	6.15	12/9/2013
	12/13/2004	175,000	175,000(2)	—	8.92	12/12/2014
	12/12/2005	250,000	750,000(3)	—	8.90	12/11/2015
	12/08/2006	—	400,000(4)	—	8.99	12/7/2016
Michael M. Morrissey, Ph.D.	12/06/2000	20,000	—	—	18.81	1/14/2011
	12/03/2001	50,000	—	—	15.43	12/2/2011
	1/29/2003	85,000	—	—	6.45	1/28/2013
	12/10/2003	150,000	—	—	6.15	12/9/2013
	12/13/2004	50,000	50,000(2)	—	8.92	12/12/2014
	12/12/2005	75,000	225,000(3)	—	8.90	12/11/2015
	12/08/2006	—	200,000(4)	—	8.99	12/7/2016
Jeffrey Latts, M.D.	8/01/2001	125,000	—	—	16.87	7/31/2011
	12/03/2001	30,000	—	—	15.43	12/2/2011
	1/29/2003	110,000	—	—	6.45	1/28/2013
	12/10/2003	115,000	—	—	6.15	12/9/2013
	12/13/2004	50,000	50,000(2)	—	8.92	12/12/2014
	12/12/2005	75,000	225,000(3)	—	8.90	12/11/2015
	12/08/2006	—	100,000(4)	—	8.99	12/7/2016
Frank L. Karbe	2/15/2004	200,000	—	—	8.00	2/14/2014
	2/24/2004	25,000	—	—	8.18	2/23/2014
	12/13/2004	42,500	42,500(2)	—	8.92	12/12/2014
	12/12/2005	50,000	150,000(3)	—	8.90	12/11/2015
	12/08/2006	—	100,000(4)	—	8.99	12/7/2016
Pamela A. Simonton, J.D., LL.M.	4/03/2000	87,500	—	—	11.00	4/2/2010
	12/06/2000	10,000	—	—	18.81	12/5/2010
	12/03/2001	35,000	—	—	15.43	12/2/2011
	1/29/2003	11,459	—	—	6.45	1/28/2013
	12/10/2003	22,917	—	—	6.15	12/9/2013
	12/13/2004	35,000	35,000(2)	—	8.92	12/12/2014
	12/12/2005	50,000	150,000(3)	—	8.90	12/11/2015
	12/08/2006	—	75,000(4)	—	8.99	12/7/2016

(1) Options were granted under our 2000 Equity Incentive Plan. The options expire 10 years from the date of grant or earlier upon termination of service. The options vest as to 1/4 of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to

1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Vesting is subject to acceleration as described under the caption "Potential Payments upon Termination or Change-In-Control" below.

(2) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 13, 2008 (assuming that such options are not accelerated).

(3) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 12, 2009 (assuming that such options are not accelerated).

(4) Options vest as to vest as to ¼ of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 8, 2010 (assuming that such options are not accelerated).

Option Exercises

The following table shows for the fiscal year ended December 29, 2006, certain information regarding option exercises during the last fiscal year with respect to the Named Executive Officers:

Option Exercises in Fiscal 2006

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
George A. Scangos, Ph.D.	—	$ —
Michael M. Morrissey, Ph.D.	—	—
Jeffrey Latts, M.D.	—	—
Frank L. Karbe	—	—
Pamela A. Simonton, J.D., LL.M.	920	4,176
	3,958	17,218
	5,000	24,193
	3,541	12,535
	5,000	23,381
	5,000	27,239
	5,000	23,559
	5,000	22,350
	4,080	18,520
	1,042	4,533
	5,000	24,881
	5,000	28,739
	5,000	25,059
	5,000	23,850
	5,000	24,196
	2,083	9,686
Total Exercised	**65,624**	**$314,115**

Potential Payments upon Termination or Change-In-Control

In December 2005, the Board, upon recommendation of the Compensation Committee, adopted a Change in Control and Severance Benefit Plan that provides for certain severance benefits to our officers in connection with specified termination events. Eligible plan participants may include any employee having a rank of vice president or above, which includes the Named Executive Officers.

If a Named Executive Officer's employment terminates due to an involuntary termination without cause or a constructive termination during a period starting one month prior to and ending 13 months following a change in control, then the Named Executive Officer would be entitled to the following benefits under the plan:

(a) a cash payment equal to the sum of the Named Executive Officer's base salary and target bonus for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer;

(b) the vesting of up to all of the Named Executive Officer's options will accelerate in full and the exercise period of such options will be extended to the later of (i) twelve months after the change in control and (ii) the post-termination exercise period provided for in the applicable option agreement. The plan also provides that any reacquisition or repurchase rights held by us in respect of common stock issued or issuable pursuant to any stock awards granted under our 2000 Equity Incentive Plan will lapse;

(c) payment of COBRA premiums for any health, dental, or vision plan sponsored by the Company for a period of up to (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer; and

(d) payment of outplacement services for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer), subject to a $30,000 limit, and (ii) 24 months for the Chief Executive Officer, subject to a $50,000 limit.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the Named Executive Officer received other severance benefits from us pursuant to a written employment agreement. In addition, if any of the severance benefits payable under the plan would constitute a "parachute payment" subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, a Named Executive Officer may receive a reduced amount of the affected severance benefits (the plan does not provide for the gross-up of any excise taxes imposed by Section 4999 of the Internal Revenue Code). No Named Executive Officer would receive benefits under the plan if (i) the Named Executive Officer has entered into an individually negotiated employment agreement that provides for severance or change in control benefits, (ii) the Named Executive Officer voluntarily terminates employment with us to accept employment with another entity that is controlled by us or is otherwise affiliated with us, or (iii) the Named Executive Officer does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information.

If the employment of any Named Executive Officer, including the Chief Executive Officer, terminates due to (x) a termination without cause before a change in control or (y) a termination without cause or a constructive termination more than 13 months following a change in control, then the Named Executive Officer would be entitled to receive a cash severance benefit under the plan equal to six months of base salary. In such circumstances, we would also pay the Named Executive Officer's COBRA premiums for any health, dental or vision plan that we sponsored and that the Named Executive Officer is enrolled in for a period of up to six months.

The following table describes the potential severance payments and benefits under our Change in Control and Severance Benefit Plan to which the Named Executive Officers would be entitled in connection with specified termination events, as if such Named Executive Officers' employment terminated as of December 29, 2006, the last day of our last fiscal year. There are no other agreements, arrangements or plans that entitle any Named Executive Officers to severance, perquisites or other enhanced benefits upon termination of employment.

Change in Control and Severance Benefit Plan

		Involuntary Termination Without Cause or Constructive Termination in Connection with a Change in Control		Termination Without Cause Before Change in Control or Constructive Termination Following a Change in Control
Name	**Benefit**	**Payment**	**Remaining Unamortized Option Expense Upon Change in Control (1)**	
George A. Scangos, Ph.D.	Base Salary	$1,500,000	$ —	$375,000
	Bonus	900,000	—	—
	Vesting Acceleration	—	7,079,202	—
	COBRA Premiums	22,353	—	5,588
	Outplacement Services	50,000	—	—
Total		**$2,472,353**	**$7,079,202**	**$380,588**
Michael M. Morrissey, Ph.D.	Base Salary	$ 600,780	$ —	$200,260
	Bonus	270,351	—	—
	Vesting Acceleration	—	2,592,314	—
	COBRA Premiums	25,924	—	8,641
	Outplacement Services	30,000	—	—
Total		**$ 927,055**	**$2,592,314**	**$208,901**
Jeffrey Latts, M.D.(2)	Base Salary	$ 599,064	$ —	$199,688
	Bonus	269,579	—	—
	Vesting Acceleration	—	1,939,695	—
	COBRA Premiums	16,765	—	5,588
	Outplacement Services	30,000	—	—
Total		**$ 915,408**	**$1,939,695**	**$205,276**
Frank L. Karbe	Base Salary	$ 517,545	$ —	$172,515
	Bonus	232,895	—	—
	Vesting Acceleration	—	1,656,088	—
	COBRA Premiums	8,257	—	2,752
	Outplacement Services	30,000	—	—
Total		**$ 788,697**	**$1,656,088**	**$175,267**
Pamela A. Simonton, J.D., LL.M. ...	Base Salary	$ 483,284	$ —	$161,095
	Bonus	169,149	—	—
	Vesting Acceleration		1,257,961	—
	COBRA Premiums	8,257	—	2,752
	Outplacement Services	30,000	—	—
Total		**$ 690,690**	**$1,257,961**	**$163,847**

(1) Amounts shown in this column reflect the remaining unamortized compensation costs as determined pursuant to FAS 123R for option awards that would be accelerated in connection with a Change In Control. The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006 filed with the SEC on February 27, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the FAS 123R value shown in this column.

(2) Dr. Latts retired from his position as an Executive Vice President effective January 12, 2007.

Certain Relationships and Related Party Transactions

Indemnification Agreements

As permitted by Delaware law, our Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by the company, arising out of such person's services as a director or executive officer with respect to the company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Policies and Procedures with Respect to Related Party Transactions

The Board recognizes that related person transactions can present a heightened risk of potential or actual conflicts of interests. In December 2006, the Board adopted a Statement of Policy with respect to Related Person Transactions. Under this policy, the Audit Committee has been tasked with responsibility to review and approve related party transactions. At the beginning of each calendar year, the management shall recommend related party transactions to be entered into in that year and the Audit Committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, the management shall update the Audit Committee as to any material change to the proposed transactions. In the event that the management recommends any further related person transactions subsequent to the first calendar year meeting, such transactions may be presented to the Audit Committee for approval or preliminarily entered into subject to ratification by the Audit Committee; provided that if ratification is not forthcoming, the management shall make all reasonable efforts to cancel or annul such transaction.

Under the policy, a "related person" includes: any senior officer (including each executive officer or officer subject to Section 16 of the Securities Exchange Act of 1934) or director of the company; a person who is an immediate family member of a senior officer, director or director nominee; a security holder who is known to own of record or beneficially more than 5% percent of any class of our securities; a person who is an immediate family member of such security holder; or an entity which is owned or controlled by one of the aforementioned persons, or an entity in which one of the aforementioned persons has a substantial ownership interest in or control over of such entity.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

Certain Business Relationships

Dr. Papadopoulos, the Chairman of the Board, was Vice Chairman at Cowen & Company, LLC, which provides investment banking services to us from time to time, until his retirement in August 2006. No fees or expenses were incurred by us in 2006 for services from Cowen & Company, LLC while Dr. Papadopoulos was serving at Cowen. Cowen & Company, LLC acted as an underwriter for our equity offering in October 2006, which occurred after Dr. Papadopoulos' retirement from Cowen.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of the company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 29, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year a number of brokers with account holders who are stockholders will be "householding" proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, please notify your broker or direct your written request to: Investor Relations, Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511 or contact Exelixis, Inc., Investor Relations at (650) 837-7000. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 29, 2006, including the consolidated financial statements, schedules and list of exhibits, and any particular exhibit specifically requested, is available without charge upon written request to: Investor Relations, Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083-0511.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

GEORGE SCANGOS
Chief Executive Officer & President

March 29, 2007

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Appendix A

EXELIXIS, INC.
AUDIT COMMITTEE CHARTER
(Adopted July 25, 2000, as amended March 31, 2003 and February 24, 2004)

Purpose

The primary purpose of the Audit Committee (the "Committee") is to act on behalf of the Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process and ensuring the integrity of the Company's financial statements. Committee members shall be independent and financially literate. Generally, the responsibility of the Committee includes:

(a) overseeing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof;

(b) reviewing the Company's financial reporting process and systems of internal accounting and financial controls; and

(c) ensuring the independence of the outside auditors and the performance of an annual independent audit of the Company's financial statements.

In discharging its oversight role, duties and responsibilities, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company. The powers of the Committee include the authority to engage outside counsel, auditors or other experts for this purpose. The Committee is in place to represent the Company's stockholders and its Board; accordingly, the outside auditor is ultimately accountable to the Committee. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the ***"QLCC"***) within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the ***"Rules of Professional Conduct"***).

While the Committee has the responsibilities and powers provided in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management remains responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The Committee shall review the adequacy of this Charter on an annual basis.

Membership

The Committee shall be comprised of not less than three members of the Board, and the Committee's composition will meet the requirements of the listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission ("SEC") applicable to Committee members as in effect from time to time. Accordingly, all of the members will be directors who:

(a) have no relationship to the Company that may interfere with the exercise of their independence from management and the Company and satisfy the independence requirements of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC applicable to Committee members as in effect from time to time; and

(b) are financially literate at the time of their appointment to the Committee. In addition, at least one member of the Committee will have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual's financial sophistication (for purposes of complying with Rule 4350(d)(2) of the listing standards of the Nasdaq Stock Market).

Authority

The Committee shall have the authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the auditors as set forth in Section 10(A)(m)(2) of the Securities and Exchange Act of 1934, as amended, and the rules thereunder. The Committee shall have the authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as the Committee deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have the authority to initiate investigations, to provide notices, including notices to the SEC, to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to require that any of the Company's personnel, counsel, auditors or investment bankers, or any other consultant or advisor to the Company, attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

Key Responsibilities

The Committee shall oversee the Company's financial reporting process on behalf of the Board and shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditors, who shall report directly and be accountable to the Committee. The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Accordingly, the Committee is responsible for the review and resolution of any disagreements the outside auditors may have with the Company's management. Since the Committee recognizes that Company management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

In general, the common recurring activities of the Committee in carrying out its oversight function are specified below. These functions are set forth as obligations under existing laws, rules and regulations with the understanding that the Committee may diverge from these obligations as consistent with changes in the applicable laws, rules and regulations.

- The Committee shall evaluate the performance of the auditors, assess their qualifications and determine whether to retain or to terminate the existing auditors or to appoint and engage new auditors for the ensuing year. The Committee shall have the ultimate authority and responsibility to appoint and remove, compensate and review the performance of the independent auditors.
- The Committee shall meet and review with the outside auditors all critical accounting policies and practices of the Company, alternative treatments of financial information within GAAP that have been discussed by the outside auditors with management, and the treatment preferred by the outside auditors.
- The Committee shall prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.
- The Committee shall meet and review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K and Annual Report to Stockholders and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards No. 61, "Communication with Audit Committees" ("SAS No. 61").

- As a whole, or through the Committee chair, the Committee shall meet and review with the outside auditors the Company's interim financial results to be included in quarterly filings with the SEC and the matters required to be discussed by SAS No. 61; this review will occur prior to the Company's filing of the Quarterly Reports on Form 10-Q.

- The Committee shall review and discuss with management and the outside auditors the quality and adequacy of the Company's internal controls and the attestation of the independent auditors with respect to those controls required by Section 404 of the Sarbanes-Oxley Act of 2002, and the Committee shall have the further authority to meet with the internal auditors or individuals performing those functions on behalf of the Company. The review shall include any material issues raised by the internal auditors or by any inquiry or investigation by governmental authorities. The Committee shall also review and discuss with the auditors and, if appropriate, management any management or internal control letter issued or, to the extent practicable, proposed to be issued by the auditors, as well as management's response, if any, to such letter and any additional material written communications between the auditors and management.

- The Committee shall review and discuss with management all Section 302 and 906 certifications required by the Sarbanes-Oxley Act of 2002.

- The Committee shall at least annually:

  (a) receive from the outside auditors a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1;

  (b) discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence; and

  (c) take appropriate action to oversee the independence of the outside auditor.

- To determine and approve engagements of the auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform:

  (a) all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing and the compensation to be paid, at the Company's expense, to the auditors; and

  (b) any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor.

  These determinations and approvals may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

- The Committee shall review and approve all related party transactions entered into by the Company.

- The Committee shall establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters of the Company, including the establishment of procedures for confidential, anonymous submissions by Company employees with respect to the foregoing matters.

- The Committee shall review and discuss with management and the auditors any material conflicts or disagreements between management and the auditors regarding financial reporting or accounting practices or policies and resolve any conflicts or disagreements regarding financial reporting.

- The Committee shall confer with management and the auditors regarding the scope, adequacy and effectiveness of the internal control over financial reporting, including any special audit steps taken in the event of material control deficiencies.

- The Committee shall carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.
- The Committee shall review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.
- The Committee shall perform such other functions and shall have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Minutes and Meetings

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each member of the Committee and the Secretary of the Company promptly after each meeting.

Appendix B

EXELIXIS, INC.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

ORGANIZATION

The Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Exelixis, Inc., a Delaware corporation (the "Company"), shall consist of at least two (2) members of the Board. No Committee member shall be an employee of the Company, and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of the Nasdaq Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"). The Board shall appoint the members of the Committee and the Committee chairperson.

STATEMENT OF POLICY

The purpose of the Committee shall be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (v) recommend such candidates to the Board; and (vi) make such other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication*—Regular and meaningful contact throughout the year with the Board, committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.
- *Committee Education/Orientation*—Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.
- *Resources*—The Committee shall be authorized to access such internal and, in consultation with senior management, external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board*—The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations*—The Committee shall have the responsibility for establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the responsibility for evaluating, reviewing and considering the recommendation for nomination of current directors for reelection to the Board. The selection of nominees for director to be presented to the stockholders for election or reelection, and the selection of new Directors to fill vacancies and newly created directorships on the Board, shall be made by the full Board based on the recommendations of the Committee. Nominations from security holders shall be considered using the same criteria as potential nominees recommended by the members of the Committee or others, and there shall be no differences in the manner in which the Committee evaluates a candidate that is recommended for nomination for membership on the Board by the directors, officers or security holders.

- *Board Assessment*—The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment includes evaluation of the Board's contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by the Nasdaq Stock Market. The results of such reviews shall be provided to the Board for further discussion, as appropriate.
- *Board Committee Nominations*—The Committee, in consultation with the Chief Executive Officer, and after due consideration of the wishes, independence and experience of the individual directors and independence and experience requirements in accordance with the Nasdaq Stock Market, the rules and regulations of the Securities and Exchange Commission and applicable law, shall recommend to the entire Board annually the chairmanship and membership of each committee.
- *Corporate Governance Principles*—The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.
- *Code of Business Conduct and Ethics*—The Committee shall review and administer the Company's Code of Business Conduct and Ethics (the "Code") and any similar codes of conduct that may be implemented by the Company from time to time. The Committee shall have the authority to amend the Code and to make waivers of any provisions of the Code. The Committee shall have the authority to enforce the provisions of the Code (including with respect to executive officers and directors) and to direct the management of the Company to take appropriate actions to implement any such enforcement decisions. The Committee hereby delegates to management of the Company the ability to make technical, administrative or other non-substantive amendments to the Code that do not constitute a "waiver" (or "implicit waiver") for purposes of Item 10 of Form 8-K or Rule 4350(n) of the listing standards of the Nasdaq Stock Market. The Committee shall periodically review Company policy statements to determine their adherence to the Company's Code of Business Conduct and Ethics.
- *Security Holder Communications*—The Committee shall receive and review on behalf of the Board any communications from security holders of the Company to the Board. The Committee shall report to the Board, as appropriate, regarding any such communications from security holders and shall recommend to the Board whether the Committee believes that a response to any such communication is necessary or appropriate and whether any additional actions should be taken by the Company with respect to or as a result of any such communication.

- *Director Compensation*—The Committee shall periodically review the compensation paid to non-employee directors for their service on the Board and its committees and recommend any changes considered appropriate to the full Board for its approval.

MEETINGS

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. At the discretion of the Committee, the President, Chief Executive Officer, Chairman of the Board, Chief Financial Officer and any other person the Committee deems appropriate may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board.

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Appendix C

EXELIXIS, INC.

CHARTER OF THE COMPENSATION COMMITTEE

The Charter of the Company's Compensation Committee is as follows:

The Compensation Committee (the "Committee") of the Board of Directors of Exelixis, Inc., a Delaware Corporation (the "Company"), shall consist of at least two members of the Board of Directors (the "Board"). All members of the Committee shall satisfy the independence requirements of the Nasdaq National Stock Market ("Nasdaq") applicable to compensation committee members, as in effect from time to time, when and as required by Nasdaq. The Board shall fill any vacancies occurring on the Committee and shall also designate the chairperson of the Committee.

The purpose of the Committee shall be to act on behalf of the Board in fulfilling the Board's responsibilities to oversee the Company's compensation policies, plans and programs and to review and determine the compensation to be paid to the Company's officers and directors, as well as to prepare and review the Committee report included in the Company's annual proxy statement (the "Proxy Statement") in accordance with applicable rules and regulations of the Securities and Exchange Commission in effect from time to time (the "Compensation Committee Report").

The Committee shall be charged with the following functions:

1. To take any and all actions which may be taken by the Board with respect to fixing the compensation level of officers and employees of the Company, including but not limited to the development of compensation policies that will attract and retain the highest quality executives, that will clearly articulate the relationship of corporate performance to executive compensation and that will reward executives for the Company's progress. In particular, it shall be the responsibility of the Committee to:

(a) recommend to the Board for determination and approval the compensation and other terms of employment of the Company's Chief Executive Officer and evaluate the Chief Executive Officer's performance in light of relevant corporate performance goals and objectives. The Chief Executive Officer may not be present during the voting or deliberations regarding his or her compensation; and

(b) determine and approve or, at the discretion of the Committee, recommend to the Board for determination and approval the compensation and other terms of employment of each other officer including without limitation any person who is subject to Section 16 of the Exchange Act and Rule 16a-1 thereunder of the Company (together with the Chief Executive Officer, the "Executive Officers"), taking into consideration each such officer's success in achieving his or her individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to the officer as established by the Committee.

2. To propose the adoption, amendment, and termination of stock option plans, stock appreciation rights plans, pension and profit sharing plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans, and other similar programs ("Compensation Plans").

3. To administer all Compensation Plans, establish guidelines, interpret plan documents and generally to grant rights, participation and interests in Compensation Plans to eligible participants.

4. To review and approve such other compensation matters as the Board or the Chief Executive Officer of the Company wishes to have the Committee approve.

5. To review and discuss with the Company's management the Compensation Discussion and Analysis ("CD&A") and to recommend to the Board that the CD&A be included in the Company's annual report and the Proxy Statement and to provide the Compensation Committee Report for inclusion in the Proxy Statement.

6. To periodically review, discuss and assess its own performance and to periodically review and assess the adequacy of this Charter, including the Committee's role and responsibilities as outlined in this Charter. The Committee shall recommend any proposed changes to the Board for its consideration.

7. To perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

8. To report to the Board from time to time, or whenever it shall be called upon to do so.

AUTHORITY

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to obtain, at the expense of the Company, advice and assistance from internal or external legal, accounting or other advisors and consultants. Other reasonable expenditures for external resources that the Committee deems necessary or appropriate in the performance of its duties are permitted. The Committee may form and delegate authority to subcommittees, as appropriate.

Notwithstanding anything contained in this Charter, the Board shall retain the power to appoint one or more temporary special purpose committees of the Board for the purpose of determining or approving compensation and equity grants to be made under the Compensation Plans to employees that are not Executive Officers (such as, for example, year end performance-related bonuses, salary increases and incentive grants).

MEETINGS

The Committee will hold at least one regular meeting per year and additional meetings as the Committee deems appropriate. Executive Officers of the Company may attend these meetings at the invitation of the Committee, subject to the limitations set forth in this Charter.

MINUTES AND REPORTS

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee and the Secretary of the Company. The Chairperson of the Committee shall report to the Board from time to time, or whenever so requested by the Board.

EXELIXIS, INC.

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 1, 2007

The undersigned hereby appoints George A. Scangos, Pamela A. Simonton and Frank L. Karbe, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Exelixis, Inc. that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Exelixis, Inc. to be held at the offices of Exelixis, Inc. at 210 East Grand Avenue, South San Francisco, CA 94080 on Tuesday, May 1, 2007 at 8:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

DO NOT RETURN YOUR PROXY CARD IF YOU ARE VOTING VIA THE INTERNET OR BY TELEPHONE.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES LISTED IN PROPOSAL 1, AND A VOTE "FOR" PROPOSAL 2.

Please Mark Here for Address Change or Comments
SEE REVERSE SIDE

	FOR all nominees listed below (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed below
Proposal 1: To elect three Class II directors to hold office until the 2010 Annual Meeting of Stockholders:	☐	☐

Nominees:
01 Alan M Garber, M.D., Ph.D.
02 Vincent T. Marchesi, M.D., Ph.D.
03 Carl B. Feldbaum, Esq.

To withhold authority to vote for any nominee(s), write such nominee(s) name(s) below:

____

	FOR	AGAINST	ABSTAIN
Proposal 2: To ratify the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending December 28, 2007.	☐	☐	☐

Please vote, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

Signature ____________________ Signature ____________________ Date __________

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

▲ FOLD AND DETACH HERE ▲

Vote by Internet or Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and telephone voting is available through 11:59 PM Eastern Time on April 30, 2007, the day prior to the Annual Meeting.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Telephone		Mail
http://www.proxyvoting.com/exel Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	**OR**	**1-866-540-5760** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	**OR**	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

CORPORATE HEADQUARTERS
Exelixis, Inc.
210 East Grand Avenue
South San Francisco, CA 94083-0511
650.837.7000 tel
650.837.8300 fax
http://www.exelixis.com

CORPORATE COUNSEL
Cooley Godward Kronish LLP
Palo Alto, California

TRANSFER AGENT
Mellon Investor Services
Securities Transfer Services
PO Box 3312
So. Hackensack, NJ 07676
800.356.2017 tel
Foreign Shareholders:
+1 201.680.6578
http://www.melloninvestor.com

INDEPENDENT AUDITORS
Ernst & Young LLP
Palo Alto, California

SEC FORM 10-K
A copy of the Exelixis annual report on Form 10-K filed with the Securities and Exchange Commission is available free of charge from the company's Corporate Communications Department by calling 650.837.7012.

STOCK INFORMATION
The common stock of the company is traded on the NASDAQ Global Select Market under the symbol EXEL. No dividends have been paid on the common stock since the company's inception.

COMMON STOCK

Quarter Ending	High	Low
12.31.06	$10.65	$ 7.81
09.30.06	10.24	7.53
06.30.06	12.49	9.00
03.31.06	12.21	9.22

BOARD OF DIRECTORS

STELIOS PAPADOPOULOS, PHD
Chairman of the Board, Exelixis, Inc.

CHARLES COHEN, PHD
Partner, Advent International

CARL B. FELDBAUM
President Emeritus of the Biotechnology Industry Organization

ALAN M. GARBER, MD, PHD
Henry J. Kaiser, Jr. Professor, Professor of Medicine and Professor (by courtesy) of Economics, and of Health Research and Policy at Stanford University

VINCENT MARCHESI, MD, PHD
Director, Boyer Center for Molecular Medicine and Professor of Pathology and Cell Biology, Yale University

FRANK MCCORMICK, PHD
Director of the University of California, San Francisco Comprehensive Cancer Center

GEORGE POSTE, DVM, PHD
Director of the Biodesign Institute at Arizona State University

GEORGE A. SCANGOS, PHD
President and Chief Executive Officer, Exelixis, Inc.

LANCE WILLSEY, MD
Founding Partner, DCF Capital

JACK L. WYSZOMIERSKI
Executive Vice President and Chief Financial Office of VWR International

MANAGEMENT

GEORGE A. SCANGOS, PHD
President and Chief Executive Officer

MICHAEL MORRISSEY, PHD
President,
Research and Development

FRANK KARBE
Senior Vice President and
Chief Financial Officer

PETER LAMB, PHD
Senior Vice President,
Discovery Research and
Chief Scientific Officer

LUPE M. RIVERA, SPHR, CCP
Senior Vice President,
Human Resources and Communications

GISELA M. SCHWAB, MD
Senior Vice President and
Chief Medical Officer

PAMELA A. SIMONTON, JD, LLM
Senior Vice President,
Patents and Licensing

D. RY WAGNER, PHD
Vice President,
Plant Biotechnology, Exelixis Plant Sciences

Design: Hane Chow, Inc., Oakland, California / Photography: Jock McDonald, San Francisco, California

EXELIXIS™
A Better Way to Better Medicine

Exelixis, Inc.
210 East Grand Avenue
South San Francisco, CA
94083-0511

650.837.7000 tel
650.837.8300 fax
www.exelixis.com

END